International Edition

SHURGARD STORAGE CENTERS, INC.

www.shurgard.com

1-11455

P.E. 12-31-02

AR/S



Shurgard Review

2002 ANNUAL REPORT



AR/S

New exec to guide Shurgard in Europe

Grant takes on chairman's post as Roqueplo is named president

BRUSSELS, BELGIUM —

Dave Grant will never forget that rain-soaked day in January 1996. Footsteps away from the battlefield in Waterloo, Belgium, where Napoleon's army suffered its bitter and final defeat nearly two centuries earlier, Shurgard's most senior executive in Europe was up to his wingtips in mud, lugging portable chain-link fencing around the construction site of a partially opened storage center.

Looking back, Grant says, "I remember thinking 'what the hell am I doing here?' But now I look at all we've accomplished and it's quite a reminder of how humble our beginnings truly were."

Grant, who has headed Shurgard's European expansion since 1996, is looking both to the past and the future as the company named him chairman of the Shurgard Europe board, and president and chief operating officer of Shurgard in the U.S.—the latter positions he'll assume in August 2003.

Grant is moving to the new post as Bruno Roqueplo steps in to take over as president of Shurgard Europe. Together, the two men will guide a business that has grown to nearly 100 locations in six countries, making Shurgard the dominant self storage brand in Europe.

From its tentative beginnings, opening three storage centers in Belgium during 1995, the organization's 364 employees now serve more than 33,500 customers—many of whom had never even heard of self


LES-MIDI

As Shurgard gears up to take advantage of the opportunities it sees, Grant feels Roqueplo's European roots will give the company a huge advantage. "We never designed Shurgard in Europe to be an American company; we've always looked for the local flavor and expertise," Grant explains. "Of our 364 employees, only two of us are Americans. We think that's critical to communicating clearly with customers, knowing the real estate landscape in our markets, and understanding the cultures where we do business."

"There's a sensitivity to certain issues that would take 10 years to pick up if you don't have the European mindset," Roqueplo agrees. He cites as an example how in some European countries it's considered impolite for a dinner visitor to bring his hosts a gift of certain types of flowers. Chrysanthemums, while perfectly acceptable for U.S. audiences, are typically connected with funerals in parts of Europe. Roses, on the other hand, are normally reserved exclusively for romantic gifts.

"With a European taking over the top position here, you get the benefit of cultural knowledge, language skills, familiarity with legal issues, and someone who can more directly interact with employees, investors, and business partners," says Grant.

Roqueplo takes over the president's role at an especially exhilarating time in the organization's growth. During 2003, Shurgard plans to open its 100th storage center in Europe, celebrate the grand openings of its first locations in Germany, and put new joint ventures in place to fund future expansion.

"We will also start thinking more globally this year," Roqueplo asserts. "Infrastructure elements, such as our computer systems, telephones, and security systems, need to work seamlessly around the world." He also says that the company can do more in the marketing area to sell to key customers who conduct business in multiple countries.

Grant's move back to the U.S., where he started his Shurgard career in 1985, will play a big part in the globalization of the company. "With my knowledge of Shurgard in both Europe and the U.S., I believe I can

...rage before coming to Shurgard. "What's amazing," ...ys Grant, "is how much progress we've made in ...lping people understand how storage works and ...to Shurgard is."

Grant tells of some storage industry operators ...om the U.S. who came to meet with him and see ...sthand what Shurgard was doing in Europe. After ...iding in Amsterdam, they asked their taxi driver if ... had ever heard of self storage. The driver replied, ...o you mean like Shurgard?"

This growing awareness and acceptance of the self ...orage concept signals to Grant that the first phase of ...e company's European expansion is complete. "It ...asn't done overnight, but by making a plan and sticking ...it, we've built a team staffed almost entirely with ...uropeans, we've studied the markets, and we've edu...ted potential customers about self storage," he says.

Grant gives much of the credit for the company's ...ccess to a partnership with Grana International, a ...elgian real estate investment company headed by Ake ...d Michael Fogelberg and Patrick Metdepenninghen. ...is group contributed much of the original capital ...d real estate expertise to get Shurgard off the ground ...Europe, and continues to play an active role in setting ...e direction of the organization.

"Their contributions over the past eight years have ...en immeasurable," states Grant. "With their involve...ent, as well as efforts from Shurgard teams in both ...urope and the U.S., we're now ready to focus on growth, ...conomies of scale, and creating a retail-oriented ...ganization."

This new emphasis is why Grant began the search ...r a new president in early 2002, culminating in the ...ppointment of Roqueplo in October. "Bruno brings ...ome tremendous strengths and credibility to the com...ny," Grant says. "He knows how to do business across ...ternational borders, he knows large-scale retailing, ...d he has one quality I'll never have: He's European."

A veteran of international marketing, sales, and ...tailing, Roqueplo comes to Shurgard from Castorama, ...e European home center giant where he was CEO of French operations. Roqueplo's recent positions also include division manager in Turkey for Carrefour, a French supermarket and hypermarket chain; senior vice president international and president of the Canadian arm of Toys R Us; and finance director for distiller Pernod-Ricard, where he served in the U.K., France, and Australia.

A graduate of Ecole des Mines in Nancy, France, Roqueplo holds an MSc in engineering as well as an MBA in finance from the University of Houston.

The well-traveled Roqueplo will now add Belgium to the list of countries he has called home, as he takes his post at Shurgard Europe's headquarters in Brussels. Grant, meanwhile, will remain at the company's U.K. office in London before returning to the U.S. mid-year.



© Jan Boeve

NEW ON BOARD: *Dave Grant (left) and Bruno Roqueplo board a high-speed train to Brussels after attending a meeting in Paris to review new building sites. Grant, who has headed Shurgard's Europe operation since 1996, stepped up to the chairman's role in Europe and will assume the president's and chief operating officer's posts in the U.S. in August 2003.*

Roqueplo plans to put his retailing experience to good use in presiding over Shurgard Europe. "There's a major difference between most retailers and Shurgard because we offer *self* storage—where the customer can use the product without interacting with our people," he explains. "Our task is to fine-tune the training, promotion, displays, and communication so we make the most of our limited customer contact."

Communication and education are especially high on Roqueplo's agenda. "The population in Europe is larger than in the U.S., yet there are some 30,000 storage businesses in America and fewer than 500 in Europe," he says. "If we can continue to explain our business and make a compelling case for storage, there is tremendous market potential that we've just begun to tap."

promote best practices, common technologies, and hopefully make a more persuasive case to U.S. investors about the opportunities in Europe," says Grant.

As they prepare to settle into their new roles, Grant and Roqueplo look forward to a smooth transition. "What's important for people to see is that we've been working toward this for some time," Grant offers. "We have seen a lot of regime changes in the business world over the last couple of years, but most of these changes had to do with failures, lack of alignment on compensation, and culture clashes brought about by mergers. Seldom were they because of a long-term plan for succession, such as ours."

Roqueplo believes the change won't be traumatic, as the organization embraces change. "What first attracted me to Shurgard was the quality of the concept," he says. "The second attraction was the spirit of the company and the style in which things are done. It's fast, fun, and people here are not afraid of change and innovation."

Aiding Roqueplo's introduction to the business were weeks of training and time in the field. He spent three weeks working at Shurgard's storage centers in Paris, learning the ropes as a manager-in-training. Roqueplo then spent one week in each of the six European countries where the company operates, touring stores, meeting with country management teams, and talking with customers.

A week at the U.S. corporate offices was also on the itinerary, as well as another week visiting newly constructed stores and Shurgard's 24-hour sales and service center in Arizona.

"Do I feel prepared at this stage?" Roqueplo asks. "Yes, I do. And I think I bring a good fit between the requirements of the business and my skills. I believe I can add value to this job."

Grant agrees. "I feel very good about Bruno," he says. "The most important thing I can do now is to leave these 364 people in the hands of a good guy. I have no doubt that he'll make a lot of positive changes over here."

Year-end results buck trends

...EATTLE, WASHINGTON —

Shurgard Storage Centers held the line on its operating results in 2002, a year when much of the economy struggled.

The company reported record ...evenues of $264.1 million, a 13.5 percent ...ump over 2001. Funds from operations ...limbed to $104.9 million, yielding FFO ...er share of $2.96, an 11.3 percent increase ...ver 2001.

Perhaps the more meaningful meas...res of Shurgard's performance are seen ...n the company's same store results, which ...nclude development stores that have ...een open at least 24 months and existing ...tores acquired before January 1, 2001. ...or 2002, same store net operating in...ome (NOI)—total rental revenue less ...irect operating expenses and real estate taxes—grew a modest 1.8 percent, reaching a record $150.6 million. For the year, average rental rates in the same store portfolio rose 3.1 percent, from $11.44 per square foot to $11.80. This increase helped boost 2002 same store revenues to $231.4 million, up 1.6 percent over 2001. Same store occupancy dipped slightly, dropping two percentage points to 85 percent.

THE STORY BY THE NUMBERS
Financial Highlights 2002 A6
Detailed Financial Statements C2

The picture for same stores in Europe was brighter. Rental revenue for 2002 increased by 16.2 percent over the prior year, while net operating income made a significant 26.6 percent gain. Average rental rates and occupancy at European same stores also edged upward, increasing 7.6 and 6.8 percent, respectively.

"In a year when so many companies are reporting negative results, even the modest gains we've turned in say that we came through 2002 in good shape," says Chuck Barbo, CEO and chairman.

Barbo can look to Wall Street for confirmation—during 2002 the Dow Jones Industrial Average suffered its largest percentage drop since 1977. The Dow's end-of-year results were even more sobering as the index posted its worst December since 1931. By contrast, Shurgard stock held almost even, opening 2002 at $31.85 and closing on the last day of the year at $31.34.

While Shurgard's financial results were holding their own, the company showed significant gains in its portfolio size. With 466 properties owned, leased or managed in the U.S. and another 96 in Europe, the total number of stores grew to 562, compared to 479 in 2001.



A BIG AUDELIA: This new 406-unit Shurgard in a *suburb of Dallas was one of 85 stores added to the* Shurgard portfolio in the U.S. and Europe during 2002.

The company's portfolio growth was bolstered by the acquisition of a 74 percent interest in 40 Morningstar Mini Storage properties in North and South Carolina. The company also opened 37 new stores—13 in the U.S. and 24 in Europe. At year end, Shurgard operated in 22 U.S. states and six European countries.

Barbo says the company plans to continue with what worked well in 2002. Shurgard's strategy for 2003 will include a "back-to-basics" focus on customer service and sales skills, greater emphasis on hastening the lease-up rate at new stores, and increasing the company's position in its European operations.

InThisIssue:

1

40 Morningstar stores added to network

$62 million deal to make Shurgard top storage brand in Carolinas

MATTHEWS, NORTH CAROLINA—

The largest operator of self storage in North and South Carolina has partnered with Shurgard to expand the company's presence in the Atlantic coast region. In announcing Shurgard's acquisition of a 74 percent interest in the Matthews, North Carolina-based Morningstar Storage Centers, Shurgard Chairman Chuck Barbo says, "The advantages of our new partnership have to do with market presence and people. When the Shurgard signs eventually go up, we'll become the number one brand in Morningstar's two home states. We couldn't have done that in such a short time span any other way."

The June 2002 acquisition brings 40 existing Morningstar storage centers into the Shurgard network, along with several sites already earmarked for development or in the exploratory stage. The newly acquired locations add nearly 3.1 million square feet of storage to Shurgard's portfolio, which includes six existing Shurgard stores in North Carolina.

Beyond the expansion of Shurgard's network, Barbo welcomes the opportunity to team up with a company that has a like-minded set of values. "Morningstar is a company we have admired for many years. We'll change the name and signs, but the people and the way they do business will remain very much


morningstar mini-storage

"When our financial partner, a unit of Rothschild North America, decided to sell their interest in our company, we offered to find them a buyer, knowing there was really only one potential partner that would work for us," Benson says. "That was Shurgard, because they have a solid, research-based process that *gives them an edge* in developing new properties."

He adds that Shurgard's development skills dovetail with Morningstar's knowledge of the market to create a formidable advantage. "It's truly a best of both worlds situation," Benson says.

While both companies share similar philosophical roots, their histories couldn't be more different. Shurgard started in the early 1970s, after the founding partners had already enjoyed some success at other types of real estate investments. They heard about the fledgling self storage industry, investigated it, and in 1973 opened their first storage center in Tumwater, Washington.

In Morningstar's case, necessity was the mother of the company's invention. For a number of years Benson had collected antique automobiles and fire engines, which he originally stored in his home's garage. In 1980 he made the decision "at the not-so-subtle suggestion of my wife," Benson says, to store his collection elsewhere. That led him to buy a 13-acre site in



© Melina Mara

CLASSIC SUCCESS STORY: Steve Benson (left) and his son Dave test-drive a 1930 Pierce-Arrow, one of the antique cars that inspired the building of the first Morningstar Mini-Storage in 1980. The father-son team sold a 74 percent interest in 40 of their stores to Shurgard in 2002.

age center, Benson recalled a lesson learned in an earlier career as one of the first Wendy's franchisees in the country, when he operated 28 of the now-ubiquitous hamburger restaurants. "Dave Thomas, Wendy's founder, influenced me a great deal," Benson says. "Wendy's came onto the fast food scene when the world did not need any more hamburgers. So Dave Thomas made eating a hamburger a more upscale experience, and Wendy's took the world by storm by turning up the dial on service, quality, and branding."

In designing his third storage center, Benson applied much of that same philosophy, adding quality touches and emphasizing service during a time few storage

Benson brought to the stores included removing the counter in the office so the customer wouldn't feel separated from the manager, and installing reader boards on the main exterior signs so passersby could get a feel for the friendly "voice" of Morningstar.

The reader board messages, which change like clockwork each week, seldom go for the hard sell, and instead are written by Benson in a neighborly tone. The week after Thanksgiving the signs read "Bet you ate too much!" Other messages this past year have ranged from the cryptic (Free unicorn storage!) to the timely (Martha will make the cell so cute). The signs have developed such a following that a year's worth of

Benson, son of the founder.

The younger Benson's first job was sweeping floors at his father's Wendy's restaurants. Then when Steve Benson started building storage centers, his son was there to help carry cinder blocks and two-by-fours. "Storage was ever-present in my life, but I never thought I'd end up in it," Dave Benson recalls.

That's understandable, since he pursued a history degree from Dartmouth and then enrolled at the University of Virginia to earn a master's in art history. His college credentials later helped him win a coveted job as an appraiser with Christie's, the famous auction house in New York City. In this position, Chinese porcelain and

Dave Benson looks forward to refining and adding to systems already in place at Morningstar. "I have always been impressed with the operations excellence at Shurgard," he says. "We were looking for the next level of technological capabilities and wanted to leverage off of some things Shurgard already had in place—such as their sales center and computer systems."

Both father and son also see the Shurgard partnership as a way for them to keep a hands-on role in the business, while sharing their expertise about how to stay ahead of shifting consumer needs.

"The business is changing," says Steve Benson. "People used to store only what they'd have

N LANGUAGE: One way Morningstar has communicated its friendly approach rough ever-changing reader board signs, such as this one at a Greensboro, N.C. age center congratulating a local stock car driver on his NASCAR victory.

same," he says. "The original ners of Morningstar will still e a significant stake in those ets, so we're assured their lead- hip will remain intact."

Morningstar founder and CEO, ve Benson, also sees the part- ship as a way to put the oper- onal expertise of an industry der to work in developing new ations in the Carolinas.

Matthews, North Carolina, just outside Charlotte, where he built his first self storage facility.

Benson and business partner Neville Christie did much of the construction work themselves for the 12,000-square-foot storage center. It was a classic overnight success, so in short order the partners built a second and then a third location.

While planning the third storage service during a time few storage operators were doing anything to stand out. "We knew that women played a big part in the storage decision," Benson says. "So we wanted to appeal to them with a big, clean, friendly office, nice carpeting, and quality furniture—not the tiny, grimy 'Joe's Auto Parts' image that was common in the industry."

In naming the storage center *Morningstar* (the first two properties were simply named after their neighborhoods), Benson wanted to create a homier, more welcoming image. Other touches following that a year's worth of messages are conveniently posted on the company's Web site.

Creating the right personality for Morningstar, however, went well beyond dreaming up clever signs. Benson also put extra emphasis on choosing the right staff. "We invest a lot in our employees, but the return is much greater," he says. "Smiles are everywhere. Laughing is encouraged. And we're big believers in family."

There's no more obvious proof of that last statement than to meet the company's president, Dave position, Chinese porcelain and Italian Renaissance paintings were the order of his day, not packing boxes and steel cylinder locks.

Still, the storage industry held some allure for Benson—particularly finding sites and negotiating real estate deals—so he headed back to school and earned an MBA from the University of North Carolina in 1996. That same year he went to work for Morningstar as a store supervisor, ultimately becoming president in 2001.

In his new role, managing Shurgard's network in the Carolinas, to store only what they'd have otherwise kept in the shed out back. Now they store things they want to keep for their own children. More and more, we are the generally accepted attic and basement in an increasingly acquisitive society."

Dave Benson senses a similar climate for change. "I love the challenge of an evolving industry, and figuring out how to improve our business without complicating it," he says. "With the added muscle and experience of Shurgard behind us, keeping up with those changes should be much easier."

hurgardReview
2002 ANNUAL REPORT

UBLISHED BY
hurgard Storage Centers, Inc.
155 Valley Street
eattle, Washington 98109 USA

GENERAL INFORMATION
-800-947-8673 Toll-free
06-624-8100 Tel
06-624-1645 Fax
www.shurgard.com

TORAGE CENTER INFORMATION
-800-SHURGARD (1-800-748-7427)
80-633-2301 Fax

NVESTOR RELATIONS
effrey Scott Szorik, Assistant Treasurer
Shannon Lyons
Shurgard Storage Centers, Inc.
155 Valley Street
Seattle, Washington 98109 USA
-800-582-0238
206-652-3700 Fax
nvestorrelations@shurgard.com

TRANSFER AGENT/ REGISTRAR
American Stock Transfer &
Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
-800-937-5449 Shareholder Relations
-800-278-4353 Dividend Reinvestment
nfo@amstock.com
www.amstock.com

FORM 10-K
A copy of Shurgard's Form 10-K as filed with the Securities and Exchange Commission is available at no cost to shareholders by writing to Investor Relations at the address above. The Form 10-K may also be viewed on the Internet at www.shurgard.com.

ANNUAL MEETING
Tuesday, May 13, 2003 - 10:00 A.M.
Benaroya Hall
200 University Street
Seattle, Washington 98101

OUTSIDE COUNSEL
Perkins Coie
Seattle, Washington

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Seattle, Washington

STOCK LISTING
New York Stock Exchange under the symbol "SHU"



BUY
Go crazy!
Shurgard Info Center

GREAT EXPECTATIONS: The newly remodeled showroom at Shurgard's Capitol Hill storage center in Seattle showcases the "Expect more" brand theme with new signs, brochures, and display fixtures.

Shurgard stores get "Expect more" makeover

SEATTLE, WASHINGTON —

While it's a tradition in many homes to decorate for the holidays, this past November Shurgard took that age-old ritual to a new level. In the span of three weeks, the company embarked on a makeover of some 400 of its retail stores.

Motivating the stores' new look was the company's desire to start making its "Expect more" brand theme a greater part of the experience of doing business at Shurgard. The theme was launched at the end of 2001 as a way of separating Shurgard from its competitors.

"Over the years, Shurgard has brought many innovations to the storage industry," says Senior VP of Operations Steve Tyler. "But before long, our competitors tend to copy our better ideas and we're back even again. With 'Expect more,' we're saying 'no matter what you think you'll find elsewhere, Shurgard will try to do it one better.'"

Backing up the "Expect more" invitation is a series of four specific promises Shurgard now makes to its customers. First, Shurgard extends a lifetime satisfaction guarantee, offering to reimburse a month's rent any time the customer's storage expectations aren't met.

The second promise is to always have a hand truck or cart available. While seemingly a small thing, carts were near the top of customers' most-wanted lists in a recent survey.

Shurgard has also gone public with its commitment to provide live service in person or by phone 24 hours a day. Backing up the claim, the company installed direct lines to its 24-hour sales and service center outside the offices of the majority of its locations.

The final promise in Shurgard's "Expect more" arsenal is a pledge to take care of the paperwork required to sign a new lease in no more than 10 minutes if the customer is in a hurry.

"Individually, none of these promises is extraordinary," Tyler says. "But the complete package—and the idea that we're announcing publicly that we intend to go above and beyond—is already attracting new customers."

Storage centers slated for remodeling were the first targets of the makeover effort. They received new merchandise display fixtures, while painted and 3-D "Expect more" graphics were placed throughout the stores.

In these remodeled showrooms, the new look was dramatic. The challenge in other stores was to make as big an impact as possible—but without construction, new fixtures, paint, or reliance on outside labor.

That led the company to package a long list of materials, including floor mats, a Plexiglas sign, several posters for hanging on walls or retail displays, and a completely revamped set of brochures promoting storage, packing supplies, and a customer referral program.

"With all the different ways we get the word across, it would be nearly impossible for a customer to come into one of our stores and not see that we want him to 'Expect more,'" explains Tyler.

In many ways, getting the signs and posters produced was the easy part. Getting them hung up was another matter. For that mission, Shurgard put together a "picture perfect" contest to capture the attention of busy store managers.

In early November, each manager was mailed a disposable camera along with instructions on how and where to hang the new display materials that would soon arrive at their stores. Managers were asked to snap both "before" and "after" pictures of their showrooms to provide photographic evidence that they'd installed the new signage.

The cameras were then returned to Shurgard headquarters so the film could be developed. Managers who had successfully redecorated their stores were entered in a drawing to win a digital camera, with one camera awarded to each district.

The 35 digital camera prizes gave managers and their district supervisors all the incentive they needed to get their makeovers done on time. At the same time, the photos gave Shurgard's operations and marketing teams invaluable proof of how their merchandising plan worked in hundreds of actual locations.

One happy digital camera winner was Marsha McPherson, manager of Shurgard's storage center in Franklin, Tennessee. "I can't believe it!" she enthuses. "The only thing I'd ever won before in my life was a piglet—a real one!"

While McPherson prizes her digital camera, she's even more pleased with the new look of her store. She says that the new merchandising has definitely improved the overall appearance of the storage center, making it more customer-friendly.

"Expect more" goes beyond posters and brochures in McPherson's mind. "I answer the phone here, 'Hi, this is Marsha at Shurgard of Franklin where you can expect more—how can I help you?'" she says. "I'd say three out of four people respond, 'tell me how I can expect more,' and that's the perfect opening to explain all the things we do for our customers at Shurgard."

Another manager who has seen "Expect more" make an impact is Greg Goheen of Bellevue, Washington. "Customers come into my store now and they definitely notice a difference," he says. "It's one thing to just talk about what we'll do, but it's another to put our promises on giant posters and hang them on the wall."

Goheen tells of one disgruntled customer of another storage company who had been having problems with the competitor's electronic gate codes. Unable to open the gate, he had been prevented from getting to his belongings on more than one occasion.

"I told him we'd be able to solve that problem at Shurgard," Goheen recounts. "I pointed out one of our new posters and said, 'As you can see, we promise you access to a live human being 24 hours a day, seven days a week.'" That closed the sale instantly.

"No matter how many posters and brochures you print, or how many promises you make, it's ultimately the personal touch of the Shurgard manager that makes the difference," says Tyler. "We honestly believe caring, attentive service is another thing customers can expect to find more of at Shurgard."

2

UP CLOSE AND PERSONAL

"If someone tells me I don't know what it takes to run a store, he better come up with a different argument."

ROSS PFEIFER
Shurgard Regional Vice President



© D. Clarke Evans
COURTSIDE STATSMASTER: Ross Pfeifer "relaxes" after a rigorous day at the office by working as an official statistician for the NBA's San Antonio Spurs basketball team.

Ross Pfeifer: A man who

SAN ANTONIO, TEXAS —

It's a clear Tuesday night in January, about the time when most husbands and fathers in San Antonio are sitting down at the dinner table. Ross Pfeifer is sitting down, at least—but not at home. Tonight, just like 41 other nights this winter, he'll take his post at the scorer's table, courtside at the new SBC Center, as the San Antonio Spurs take on the Phoenix Suns.

Unlike the other 17,101 fans in the arena, Pfeifer will barely get a chance to look up and watch the game. As an official team statistician, he'll have his eyes riveted to his computer's keyboard, tapping out a flurry of keystrokes to keep utterly accurate track of the 208 points, 189 attempted field goals, 107 rebounds, 49 free throws, 36 assists, and 51 personal fouls that are whistled during the two hours and 40 minutes it takes to decide the game after four regular quarters and an overtime period.

Long after the fans have headed to nearby sports bars to celebrate the Spurs' 108-100 win, Pfeifer will still be checking the game's happy totals before calling it a night.

"That's how I relax," Pfeifer says. "It's relaxing in that I absolutely can't think of anything else but what's happening on the basketball court."

What kind of man takes on a detail-oriented, high-pressure task to kick back? In Ross Pfeifer's case, it's a man who deals with detail-oriented, high-pressure work all day long.

Pfeifer has been a regional vice president for Shurgard for four years, in charge of nearly

Although he's still in a New York state of mind, another phone call instantly brings him back to Texas. It's two o'clock, the appointed hour for Pfeifer's quarterly call with Derrick Harris, a district manager in Houston. Pfeifer passes along kudos for the good scores Harris's stores chalked up in the quality control audits he went over earlier in the day.

Then they get down to business, discussing which managers-in-training are ready for advancement, whether key operating results for each store in the district are on target, and what action steps need to be taken during the next quarter. It's a fact and figure-packed hour, but typical of the calls Pfeifer makes with each of his eight district managers every quarter.

Whenever possible, Pfeifer shuns the phone in favor of getting out to the field to meet with his teams on their own turf. Along with his jaunts back east, Pfeifer figures he's on the road about 75 percent of the time.

Traveling, while draining, is a better alternative than moving, according to Pfeifer. In his 14 years with Shurgard, he's moved exactly 14 times. "My wife tells me my *next* move will be with my new wife," he says. "I hope she's joking!"

CALLING THE BIG GUY

By now it's after four—in Texas. But in Seattle, where Shurgard *is* headquartered, people are just revving up for the afternoon, so Pfeifer decides this is his best chance to catch Steve Tyler, the company's senior vice president of operations.

Ross Pfeifer: A man who knows the score

Paying attention to details is all in a day's work for this Shurgard regional VP

four years, in charge of nearly 90 storage centers in Texas, Oklahoma, and Georgia. It's a big picture assignment, but Pfeifer comes at it with a love for the small stuff.

GETTING A JUMP ON THE DAY

Around 7:00 A.M., Pfeifer's 3½-year-old son, Rane, and 15-month-old daughter, Joy, take on the role of alarm clock by jumping up and down on their parents' bed. After sharing a bowl of Cheerios and a few minutes of Sesame Street with his family, Pfeifer is out the door, heading to his office at Shurgard's Quarry storage center.

Answering e-mails that have come in overnight or from the east coast is Pfeifer's first task. He's a clean desk kind of guy and doesn't like to keep people waiting for an answer.

A district manager, also from San Antonio, has sent an e-mail recommending one of the managers in his group for a team trainer position. Pfeifer bangs out a reply, suggesting that the three of them meet at the manager's store the next day to talk about the promotion. Other messages cover the gamut from unresolved maintenance issues to suggestions for new store locations.

Just after nine Sarah Hazel politely waits while Pfeifer finishes a phone call. Hazel is Shurgard's regional recruiter for Texas and Georgia, the gatekeeper who recruits, interviews and does the initial training for every new employee.

Hazel goes over the schedule for an upcoming new employee orientation session so Pfeifer can get it on his calendar. "Ross does his best to meet all our new hires," Hazel explains. "He personally welcomes them, gives a little Shurgard history, and shares his perspective on what it takes to be successful here."

KEEPING SCORE

It doesn't take long to see that attention to details is what Pfeifer puts at the top of his priority list. He leans forward, almost crawling on top of his desk, as Carole Dungan, one of Pfeifer's lieutenants, comes in to report on quality control audits she has just completed at Shurgard's storage centers in the Houston area.

Dungan, like Pfeifer, spent years on the front line as a Shurgard store manager, so neither has much tolerance for sloppy operations. Pulling out the 103-item checklist Pfeifer's team uses to monitor stores' performance, Dungan mentions a Shurgard location in suburban Houston.

"They're not handling phone calls as well as we'd like," Dungan reports. "They're prompt and polite, but they just give the rates without finding out about the customers' needs or trying to get a commitment."

Pfeifer grimaces but lightens up as Dungan goes through the rest of the list, pointing out progress on the storage center's maintenance. "Everything was spotless and I didn't see a single burned-out light bulb," she reports.

"That's great news on the maintenance stuff, but let's make sure they're first on the list for the next telephone training," Pfeifer instructs, "and I'll do a mystery shopper call myself next week."

Explaining the importance he places on these annual store quality audits, Pfeifer says, "These are the basics of running our business right. If we can't do the things on this list, then none of the other newfangled bells and whistles we come up with will work. Period."

QUICK CHANGE ARTIST

As the lunch hour looms, Pfeifer grabs a bottle of Crystal Light iced tea and hops on a phone call with Jeff Helgeson, Shurgard's real estate manager for Arizona, Texas, and Colorado. Helgeson has uncovered a promising building site in Austin and wants to run the details past Pfeifer.

It's an abrupt switch from thinking about the finer points of running existing stores to considering the potential of one that has yet to be built. Pfeifer asks Helgeson for data on the mix of businesses in the area surrounding the site, so he can get an idea of how many commercial customers—who generally prefer larger storage spaces—the storage center might attract.

The two then debate what size facility would make sense, given the acreage of the building site. "We can go bigger," Helgeson contends, "especially if we can get zoning approval to go up to three floors." While Pfeifer is all for maximizing the revenue potential of a property, he cautions about building a storage center too large, as size brings its own set of challenges.

That's something he learned firsthand in 1992. At 22, just three years after joining the company, Pfeifer was assigned to manage Shurgard's 280,000-square-foot Oakland Park giant in Fort Lauderdale. By far the largest storage center in the Shurgard network—where the average size is closer to 65,000 square feet—Oakland Park took a team of four managers-in-training and a full-time maintenance person to assist Pfeifer in keeping things running smoothly.

Pfeifer is convinced the experience he gained at Oakland Park and the two smaller Shurgard storage centers he managed has been invaluable to him as a regional vice president. "You have a solid understanding of what it takes to run a store, and no store manager can pull the wool over your eyes," he says. "I've rented trucks, swept out storage units, cleaned gutters, and rescued stranded customers in the wee hours. So if someone tells me I don't know what it takes to run a store, he better come up with a different argument!"

Helgeson and Pfeifer wrap up their phone call, but not before making plans to get together in Austin to check out the proposed development site in person. "Some companies may try to make real estate decisions at their headquarters, wherever they may be," Pfeifer explains. "That just doesn't work for us. You have to be in the markets to pick up the subtleties that can often spell the difference between a great site and one that's second-rate."

ANOTHER STYROFOAM LUNCH

Carole Dungan pops her head in Pfeifer's door and offers to pick up lunch from a nearby deli. By now she has his turkey sandwich-whole wheat bread-light mayo-no tomatoes routine memorized, so a simple thumbs-up sets her in motion.

While he awaits lunch, Pfeifer stands up, stretches, and heads downstairs to see what's going on at the storage center a flight below. The Quarry is just south of the San Antonio airport, and less than 10 miles from the storage center where Pfeifer began his Shurgard career while still attending classes at the University of Texas at San Antonio.

Unlike his first Shurgard store, the Quarry facility is state-of-the-art, with surveillance TV monitors, motion-sensor lighting, and a big, beautiful retail showroom.

"Back when I started, it really didn't take much to do well in this business," Pfeifer recalls. "Decent security and just showing up were almost a guarantee of success. But taking care of the customer in the right way is one thing that hasn't changed."

As if on cue, two customers walk in at the same time while Pfeifer is talking with Manager Dennis Forbis about ideas to encourage more customers to pay their rent with debit and credit cards. Forbis helps one, as Pfeifer smoothly slips into his old store manager routine to assist the other. After the customers leave, Pfeifer quips, "Well, if I do nothing else today, at least I can say I sold $50 worth of boxes."

Pfeifer says it's not that unusual for Shurgard execs to help out in the stores. "It's important for us to do this," he suggests. "It keeps us on top of what's going on at our stores—our computer systems, telephone sales techniques, and promotional offers—and sets a good example for our team."

Before tracking down his sandwich, Pfeifer strolls out to the parking lot, picks up a piece of litter, stuffs it in his pocket, and heads back up the stairs.

LONG-DISTANCE OPERATOR

Turkey sandwich in one hand and telephone in the other, Pfeifer puts in a call to Paul Wells, his counterpart in New York. Wells recently announced that he's leaving the company to open a retail clothing business with his wife. While an executive search is underway, Pfeifer will also fill in as regional VP for the Northeast.

Wells updates Pfeifer on staffing levels as well as some rate surveys his district managers recently completed of competitive storage centers. At the end of the call they check calendars so Wells can spend time with Pfeifer when he flies to New York the next week. Following his own advice that you can't manage a region from behind a desk, Pfeifer will be making his second trip this month to visit the east coast markets.

Thwarted on his first attempt, he talks instead to Mark Hall of the company's asset management group about two Texas stores Shurgard operates with a joint venture partner. As the liaison between Shurgard and the partner, Hall wants to be sure he has the straight scoop on plans to change rates at the two stores as a way to maximize revenue.

As they're winding up their conversation, Hall reports a "Tyler sighting" over his cubicle wall and transfers the call. Pfeifer invites his boss to attend an upcoming meeting with all the district managers in his region. Next they go over that favorite Shurgard topic: rental rates. The two discuss a few tweaks to the overall pricing strategy and agree to go over a more detailed pricing plan next time Pfeifer is in Seattle.

No sooner has Pfeifer put down the phone than a familiar face appears at the door. Brian Wilson, a long-time store manager-turned-direct sales rep is checking in with his end-of-month sales results. Along with promoting storage space to businesses, apartment complexes and real estate agents, Wilson pilots the Shurgard To You van. This mobile storage office-on-wheels delivers leases and packing supplies to San Antonio area customers who don't have time to come to a storage center.

"We sold $2,500 worth of packing supplies with To You in the last two months," Wilson proudly reports. "Way to go, but don't peak too early," Pfeifer teases. "You'll get really busy when spring hits."

Pfeifer, who first brainstormed the Shurgard To You idea, later says, "The autonomy we're given to make things happen out in the field is one of the great things about this company. But don't confuse autonomy with lack of leadership. I believe people need to know what they're supposed to accomplish and then be able to see the results."

Pfeifer insists his leadership role as a regional vice president isn't the most important post in the company. "That distinction," he says, "belongs to Shurgard's district managers. They're the ones who make it happen in the field—hiring, training, managing rates, and dealing with a never-ending list of details. My hat's off to them."

THE HOME STRETCH

Pfeifer is not only a man who believes in taking care of details—he is also a master of self-discipline.

All day long, as he's made phone calls, hosted informal meetings, or gulped his sandwich, his computer has been chiming away, futilely announcing the arrival of yet another e-mail message.

Pfeifer is perhaps the only person in the world who ignores the incessant beeps and bleeps, saving e-mail reading and responding for his final act of the day. "I normally do an e-mail session first thing each morning and again last thing each night," he says. "It's important that I stay in touch with our people and respond to them promptly, but I'd never get anything done if I was a slave to that computer."

Forty-five minutes later, Pfeifer clicks on the "send" button for the last time, shuts down his computer, grabs his jacket, and heads to his car.

It's about the time of day when most husbands and fathers in San Antonio are sitting down at the dinner table. But not Ross Pfeifer.

The Portland Trailblazers are playing the Spurs at the SBC Center tonight, and they need someone down there who always knows the score.

Interesting developments: How Shurgard builds in Europe


SHURGARD
SELF-STORAGE

HITTING A BRICK WALL: When Shurgard went to city planners in Solna for this new store outside Stockholm, the decision came down to build with masonry. Shurgard complied, combining new materials with the familiar lighthouse look.

Old world presents new world of challenges

has been a successful business. "We really do want to be sensitive and cooperate with local officials," he adds. "And when the project is a hit, everyone wins."

Keeping track of who's in charge and what their authority is may be the biggest difference between building storage centers in the U.S. and Europe, but it's just the beginning. Another challenge Shurgard Europe's development people have to solve is the sometimes circuitous route to acquiring a piece of property.



BUSINESS IN THE BLACK: Shurgard's Apeldoorn store in the Netherlands was built with an uncharacteristic black finish and without windows in the multi-story structure, at the request of the local design standards committee.

A few miles north of the Stockholm city center, Nils Litens, Shurgard's senior real estate manager in Sweden, discovered a lumber yard that he believed would work beautifully for a storage center. Situated right on the E4 highway between Stockholm and Arlanda Airport, the site offered tremendous exposure to the thousands of cars that pass by every day.

Litens approached the owners of the building supply company, and they were willing to sell—if Shurgard would find them a new location. Litens hit the road again and found a site owned by the city that was being used as a parking lot for trucks. After considerable negotiation, the city agreed to sell its property to the building supply company—if Shurgard would find the city a new location for its parking lot.

Again Litens went to work to search for yet another piece of property. This time, rather than arranging a sale, Litens convinced the owner to lease the site to the local authorities for their parking lot.

This domino effect of land acquisition has occurred more than once in Sweden, but it's clearly worth the trouble. The Upplands Väsby store is perhaps the most visible in Sweden, which has helped build brand recognition for all 20 stores in the country.

"As much as we try to please land owners, gov-

Old world presents new world of challenges

COLOGNE, GERMANY —

Less than an hour's drive from the proposed site of a new Shurgard storage center in Germany is Cologne, the country's oldest major city. *Hohe Strasse*, the main thoroughfare laid out by the Romans during their time in the city, leads right to the front door of the *Kölner Dom*, perhaps the greatest cathedral in Europe.

Its twin spires reach 515 feet into the German sky. The massive interior space could hold the equivalent of 650 typical American homes. A 10-story building could stand on its floor and not graze the ceiling.

It's big, no question. But its size is dwarfed by an even more remarkable measure: the 594 years it took to build.

"It reminds me of some of the projects I've worked on," laughs Orvar Litsjö, director of design for Shurgard Europe. "Sometimes you get going on a store and then the gremlins take over."

He would know. Litsjö has been involved in the design of all 96 of Shurgard's storage centers in Europe, as well as the three that were under construction at year's end. The Swedish native took on the European post after serving as design director for Shurgard in the U.S. for nine years, so he's seen both sides up close.

"In many respects, what we do on both continents is the same," he says. "No matter which country we're in, we always work to acquire a site that's highly visible and has great access."

Litsjö cites as an example the development of a Shurgard store in Rotterdam, the Netherlands. A competitor bought a building site off the main arterial, down a dead-end road. Shurgard, meanwhile, patiently negotiated with city planners and landed a prime spot at a busy intersection with great exposure. "It's not the easiest approach," Litsjö says, "but in the end, we get it built, it pays off, and there's a reward for all the work done by the development team."

While there are definitely similarities in building storage centers in Europe and the U.S., *it's the differences that make Litsjö's job interesting.* Zoning laws, building permits, design boards, property sales, and customer preferences can all take on uniquely European twists.

Zoning often proves to be the biggest hurdle, according to Litsjö. "There is no zoning for storage in Europe because it simply hasn't existed much before," he says. "In some ways that's in our favor, since storage doesn't have the black eye it sometimes does in the States.

"In the U.S., some cities still think of self storage as rows of cheap buildings surrounded by flimsy chain-link fences," Litsjö says. "In those cases, we have to patiently show them the quality we bring to a project and convince them to rezone." This process has worked for Shurgard countless times in the U.S., landing the company building sites competitors had given up on.

In Europe, the absence of zoning that explicitly prohibits self storage doesn't necessarily open the door. In fact, the lack of zoning and familiarity with self storage can actually be a problem. "If we're in an area that has been zoned for office use, the authorities may insist that a building of a certain size requires a certain number of parking spaces," reports Litsjö. "It's not unusual for a jurisdiction to require Shurgard to have 70 or 80 parking spaces, when a busy storage center usually needs about 10."



HIDDEN STORIES: Planning authorities in Ewell, a community southwest of London, required Shurgard to keep the number of stories in its building to a minimum. By concealing the top floor and putting one floor in the basement, designers were able to deliver a four-story storage center that looks like two stories from the outside.

Litsjö recounts that zoning officials have admitted they didn't completely grasp the workings of self storage but still held tight to their demands. "We take it project by project," he says. "If you believe in it and keep coming back, you'll nearly always find a compromise. It simply takes time."

The patience of Shurgard Europe's development team has also been tested by the array of planning boards, design commissions, and urban development committees it must please in the six countries where the company currently builds storage centers.

Wim Van Beveren, regional director of Shurgard's operations in Germany and Benelux—the countries of Belgium, the Netherlands, and Luxembourg—says you almost have to be a local to understand how things are set up and what rules to follow. "Belgium is very politically driven, where in the Netherlands it's a bureaucratic approach," he explains. "Thus in Belgium, zoning and planning are rather chaotic, while in the Netherlands everything is very structured."


SHURGARD
01 46 86 79 35

DECEPTIVE DESIGN: Since building codes didn't allow enough room to build a traditional free-standing lighthouse structure at this new Shurgard in Asnières, near Paris, designers came up with this clever two-dimensional substitute.

He points out that Shurgard has never been asked to make major design changes to its properties in Belgium, while it's quite common in the Netherlands.

The much-admired orderliness of Holland's cities didn't happen by accident. In most communities a board of architects, known as the Welstand Committee, makes design recommendations to the authorities who issue building permits. Recommendations, actually, is too weak a term. On occasion, these committees have complete authority to do what they think is best to preserve the image of their cities.

When Shurgard sought a permit to build a storage center in Apeldoorn, the Welstand Committee there ruled that the building couldn't have any windows in the storage area and must be solid black. In Breda, near the Belgian border, the committee's opinion was that a yellow building would be best. It's not a glaring shade of yellow, still it's not the muted colors Shurgard normally uses.

Dictating building materials isn't unique to the Netherlands. In Sweden, Shurgard found an ideal piece of property in Solna, a community just north of Stockholm. When the company approached local authorities to approve zoning for the property, the municipality stepped in and bought the site instead.

Continuing the negotiations, the municipality then sold part of the land to McDonald's, OKQ8 (a chain of gas stations), and Shurgard, on the condition that all three businesses use brick exteriors to complement an historic church near the site.

While the design decrees aren't typically this rigorous in the U.K., there is still plenty to deal with. In Ewell, just outside London, Shurgard sought planning approval for a storage center in a neighborhood of four-story buildings. Local planners felt another building of that height and design would create too much sameness in the streetscape, so they only allowed Shurgard to build a three-story structure with a basement.

"We took a solid, perfectly flat piece of property ideal for building, and then had to dig it up," Litsjö says. "We also had to conceal the top floor, so we designed the building to appear to be two stories, when it's actually four." The reward for going to the extra expense and trouble

"As much as we try to please land owners, government officials, and planning boards, our number one concern is our customer," says Michael Fogelberg, Shurgard's regional director for Sweden. "Europeans seem to prefer a somewhat different kind of storage center than the company builds in the U.S., and we work hard to give it to them."

Since the concept of self storage is still so new on the continent, Shurgard goes to extra lengths to help customers understand how it works. Many of the centers, for example, feature a highly visible row of storage doors on the outside so it's easier to grasp the idea of individual storage spaces. Inside the Shurgard office, visitors typically find an actual-size replica of a storage unit, complete with a working door and lock, so they can experience the concept firsthand.

Shurgard has also discovered that Europeans appear to be even more security-conscious than Americans. As a result, more storage centers are built with drive-through access so customers can drive their cars inside to park in front of their storage spaces. "People want to come into the building, out of the weather," Fogelberg says. "They feel safer, warmer, and more comfortable inside."

Patrick Metdepenninghen, executive director of capital markets for Shurgard Europe, adds, "Another peculiarity of developing in Europe is that raw land is extremely scarce, so we're often in the position of going in and redeveloping an existing building."

That can present its own challenges. In Asnières, outside of Paris, Shurgard took on the task of converting an old office building that sits on the bank of the Seine River. The building jutted right to the edge of the sidewalk, leaving no room to add Shurgard's signature lighthouse.

Tearing down exterior walls to make room for the lighthouse would *have triggered new building codes requiring a 10-meter setback.* Since that would have hampered the store's visibility from the street, Shurgard's solution was to keep the old exterior walls, tear down interior walls, and build a two-dimensional lighthouse at a 45-degree angle at the building's corner.

COMING SOON

Belgium	1
Denmark	1
France	2
Germany	2
The Netherlands	3
Sweden	1
United Kingdom	3

According to Metdepenninghen, hiring local development and construction teams is vital to the company's success in dealing with the peculiarities of opening new stores in Europe. "These teams are where the hard work happens and where the results come from," he says. "With so many language, legal, cultural, and jurisdictional differences, you want people who know the territory to make the decisions."

Metdepenninghen explains that each local team includes members of all the disciplines necessary to successfully bring a project to life. These real estate specialists, architects, operations and financial experts are nearly all from the countries where their projects will be built. "This is quite different from how Shurgard develops in the U.S.," he says, "where an architect in Seattle might be involved with building a project in Florida."

Regional Director Wim Van Beveren agrees. "When we first began developing in the Netherlands, I managed the process just as I had done in Belgium, but it was difficult to make progress until we got local people involved," he says. "When we started to look for sites in Germany, the first thing we did was hire a German development team. The locals understand the system there and they've been respected right from the beginning."

In the eight years since Shurgard opened its first storage center in Belgium, the learning curve has been steep but rewarding. The company is now the largest storage developer in Europe, building in more countries than any competitor. Shurgard Europe's total revenues have grown right along with the development, topping \$43 million in 2002, a 65 percent jump over the prior year.

Design Director Litsjö reflects that it won't be too many years before the company will need to start thinking about remodeling and expanding existing storage centers, along with building new ones.

This topic reminds him of an interesting bit of architectural trivia he learned during a recent visit to the epic *Kölner Dom* in Cologne. "It took them nearly 600 years to get that cathedral built," he recalls. "Then in 1900, only 20 years after it was finished, they had to start work on its restoration. It makes me realize what's ahead for us!"

Dreaming of a career in storage? You'd be the first

Serendipity plays a part in attracting employees to Shurgard

TUCSON, ARIZONA —

Nancy Ellsworth wanted to be a veterinarian when she was a little girl growing up in Spokane. Larry Hoffmann pictured himself playing third base for the Cincinnati Reds. Pam Schauer, a child of the 1950s, simply imagined herself as a June Cleaver-style mom. John Eisenbarth wanted to own a fitness club. Adrienne Gemperle, at eight years of age, saw herself running her own store.

So where do you suppose all these starry-eyed dreamers wound up as their adult lives unfolded? In the storage business, of course.

While it's not a career most people contemplate—as kids or as more worldly adult job-seekers—once people find out about Shurgard, a surprising number are won over. As one employee put it, "it's the best job I never thought I wanted."

Nancy Ellsworth can relate to that sentiment. While she never did become a veterinarian, animals played a big part in her career. For 15 years she trained horses in Washington, California, and Texas. Then in 1998, she decided to hang up her riding boots and move back to Spokane in Eastern Washington.

Her years in Southern California and Texas had thinned her blood, however, and she found Spokane's nippy winter weather a bit too much



©2003 Paul F. Gero

SENT BY HER SISTER: Nancy Ellsworth surveys the scene outside the Tanque Verde storage center she man-

cussion on commercial real estate caught his eye.

Eisenbarth had never heard of Shurgard, and was barely aware of self storage. Guest speaker Dave Grant, then the head of Shurgard's domestic real estate team, spoke enthusiastically about the industry and the company, and by the end of the session Eisenbarth was hooked.

After peppering Grant with questions and a follow-up letter, Eisenbarth got a follow-up of his own: Shurgard invited him to serve as an intern with its real estate group over the summer. He quickly agreed, and spent two and a half months learning the basics of the business, putting together market studies, and visiting competitors' stores.

"It was an incredible education," Eisenbarth says. "I really liked the people, the culture, and the environment I saw at Shurgard. I also saw great opportunity and growth potential." Within two days of graduating, Eisenbarth was back at Shurgard, this time as a manager-in-training.

Now a district manager, Eisenbarth remembers his route into the business and returns the favor. Every year or two, he returns to Washington State University and speaks to business students about careers in self storage.

Taking deliberate

ABOVE AND BEYOND

Expecting more? Shurgard employees deliver no less

THE ST. BERNARD OF SPEEDWAY

Shurgard prides itself on building highly visible stores on busy, major streets. But even the most geographically gifted can sometimes get turned around.

When **Larry Woodruff's** phone rang at the Speedway Shurgard in Indianapolis, he assumed it was a routine call asking for directions. He courteously asked where the caller was coming from and then gave his usual accurate driving instructions.

A few minutes later the phone rang again. Woodruff's customer had taken a wrong turn and couldn't find her way. Judging from her voice that this elderly driver was getting a little rattled, Woodruff asked where she was and told her to stay put.

He then hopped in his car, drove to the Wendy's restaurant where the woman had parked, and personally escorted her to Shurgard. Sensing she might need some extra help during her stay, Woodruff made sure she got a storage space close to the office where he could keep an eye out and lend a hand.

"It's all part of the job," Woodruff modestly says. "We're the ones who are supposed to go the extra miles, not our customers!"

HOT BUT NOT BOTHERED

It can get mighty steamy in Austin, Texas in the summertime. Add a mid-August thunderstorm and you can get drenched before you know what hit you.

Those were the weather conditions when **Jon Pendleton**, manager of the Oltorf Shurgard, noticed a customer in a big sweat—and not because of the heat.



The customer had taken longer than expected to load his belongings and bring them to Shurgard. So by the time he showed up, he desperately needed to return his rental truck. His next move was to unload all his furniture in the Shurgard parking lot and then take off for the rental truck agency.

That's when the skies opened up. Seeing a soggy sofa in his customer's future, Pendleton took the initiative and a moving cart and headed out to the parking lot. He loaded up the furniture and rolled it safely under cover until his customer returned.

"We like to tell our customers to expect more," Pendleton says. "And I like to make sure 'more' happens."

THERE'S NO BUSINESS LIKE SNOW BUSINESS

If you have an aversion to flakes, stay away from Detroit. In an average year, the Motor City gets 41 inches of white stuff, which is enough to keep prudent people inside where it's safe. So when an elderly man called Shurgard's Rochester Hills store to see if he could rent a storage space over the phone rather than brave the weather, Team Trainer **Brian Wright** was happy to help.

SENT BY HER SISTER: Nancy Ellsworth surveys the scene outside the Tanque Verde storage center she manages in Tucson. Ellsworth first heard about Shurgard from her sister, whose friend had just passed up a job with the company. Ellsworth has now been on the job for more than four years.

to take. "I wanted sun!" she says, "so after a week, I turned my car around and headed south for Tucson where I could also be near my sister."

Once in Arizona, she found plenty of sun, but no paychecks. Then her sister mentioned that a friend was planning to take a job managing a brand new Shurgard storage center, but had to turn it down at the last minute. "I wasn't sure I wanted to work for a storage company, but I asked my brother—a stockbroker—what he knew about Shurgard," she recalls. "His report was glowing, and it turned out that several of my dad's friends had invested in Shurgard stock and they also spoke highly of the company. So I figured, why not?"

Ellsworth interviewed for the manager's post and was hired in December 1998, exactly one month before Shurgard's Speedway store in Tucson opened its doors. She quickly learned the ropes and got the new Shurgard off to a successful start.

What has surprised Ellsworth since joining Shurgard is that she's given a remarkable amount of autonomy which allows her to do what she feels is best to satisfy her customers.

"People definitely gain a comfort level with the store manager," she says. "Many customers have told me, 'I actually found storage down the street that was a little less expensive, but I'm here because of you.' That tells me I'm making a difference here and helping this business grow."

The company has been quick to see the talent Ellsworth brings to the job, giving her responsibility for all new store openings in the Tucson area. She has already managed three new Shurgard centers, and is slated to move to a fourth in Oro Valley when it's ready to open.

"To tell you the truth, I didn't have a particular interest in storage," Ellsworth reveals. "But I *was* interested in a strong, growing company that would give me independence. Shurgard is that and then some."

Another member of the Shurgard faithful who came in through the back door is Pam Schauer, a team trainer in Chicago.

Schauer knows a good job when she sees one, because she's seen them all. Her seam-splitting résumé includes stints as assistant to a high school athletic director, engineering firm secretary, long-haul truck driver, and manager of a McDonald's restaurant.

So what attracted her to the storage business? A large pile of clothes, books, and other odds and ends left behind by her son, who was heading for a military post in Korea. Needing a place to store it all, she shopped around and settled on Shurgard's Bridgeview, Illinois storage center.

When Schauer's son returned, she went back to Shurgard to pick up his things and asked the manager, Kathy Valentine, how she liked her job. Valentine gave Shurgard an emphatic thumbs-up, so Schauer applied for an opening as a Shurgard manager and said goodbye to her career as a burger bureaucrat.

Her new life in the storage industry has clearly agreed with her, as Schauer quit her job-hopping ways and has been with Shurgard for five-plus years. "I love the independence. It's almost like running my own business," Schauer says. "That makes you accountable for everything you do, which can really help drive the success of a store."

Another customer-turned-manager is Mark Young, who came to know Shurgard when he and his wife ran a soda vending business. They stored extra machines and supplies at Shurgard's Lake Brantley storage center in Orlando, where they shared a soda or two over the years with manager Wayne Bishop.

"Wayne always talked about Shurgard and how much he enjoyed working here," Young remembers. So in July 2001, Young traded careers and became a Shurgard manager himself. "I love it," he says. "You meet all kinds of people who store for all kinds of different reasons."

Some customers, on the other hand, don't come to Shurgard to store things. They come to rent a truck. For many years Shurgard was the largest Ryder rental truck dealer in the country, before that company was acquired by Budget Truck Rental. When Larry Hoffmann, then regional manager for Ryder, visited Shurgard stores, he was impressed with the way he was treated. "Even though I wasn't part of Shurgard, everyone was always open and honest with me," he recalls.

Finally in 1996, after 20 years on the Ryder side of the business, Hoffmann joined Shurgard. "After working so closely with Shurgard managers and the regional vice presidents, I could see that this was a company where goals, objectives, and problems are talked about openly at all levels," he says. "That totally appealed to me."

Now a regional vice president himself, Hoffmann is responsible for all of Shurgard's operations in Washington, Arizona, and Colorado. "Storage isn't the world's most glamorous business," Hoffmann remarks, "but we provide a service that is very much needed in our communities. And perhaps more important, we offer a great place for people to work."

In fact, it's the human element of life at Shurgard that Hoffmann appreciates the most. He says, "If every single day I can teach our team members something that will help them become better employees—with Shurgard or somewhere else—and help them learn things that benefit them in other aspects of their lives, then I can feel good about making a difference in my role."

While Hoffmann likes teaching, John Eisenbarth likes learning. And that's how he came to find out about Shurgard. In 1995 Eisenbarth was a college junior, going after his business degree at Washington State University, when a bulletin announcing a panel dis-

> *"I was interested in a strong, growing company that would give me independence. Shurgard is that and then some."*
>
> NANCY ELLSWORTH
> Shurgard Manager

steps to attract top people, as Shurgard did with Eisenbarth, is now the order of the day at the company. Vice President of Human Resources and Development Adrienne Gemperle explains, "We have five full-time recruiters out in the field with the mission of keeping us staffed at the ideal level. They also network in the community, work with college placement centers, and attend job fairs."

Gemperle believes the single most effective recruiting tool is the company's strong corporate culture and value system. "These days, prospective employees are a little more cautious," she says. "They have a longer-term perspective and ask more probing questions about our company culture, ethics, values, decision-making processes, and growth opportunities. That works well for us because employees who are concerned about those things are often the best match for our company."

Shurgard is also an attractive career choice, Gemperle feels, because the company believes in investing in its people. Shurgard provides a generous education allowance and truly encourages people to grow outside their traditional areas of expertise. "If you look at other companies, you might find a lot of people who have done the same job since the day they started," she adds. "You're not likely to find that here."

Gemperle herself is living proof. She started with the company in 1990 on a temporary assignment in the investor relations group. Her manager liked what she saw and made her a job offer. In 1994, after the company went public, Gemperle moved into the human resources department, learning that side of the business while pursuing a master's degree in the evening.

Before long she was heading up the HR group, and was named a vice president of the corporation in 1999. For someone whose path to Shurgard started with a chance assignment from a temp firm, Gemperle has arrived at a rather impressive destination.

"I probably shouldn't even say this," Gemperle now admits, "but I remember talking to my dad the day I interviewed with the temp firm. I told him I must not have made a very good impression, because they were sending me to a storage company!"

weather, Team Trainer Brian Wright was happy to help.

The customer explained that he and his wife were moving out of their condo, and still had some things to pack up before the movers arrived. The hang-up was that they had run out of boxes and couldn't figure out how to get more.

"No problem," said Wright, and before long, he was loading up his car with boxes, packing supplies, and a freshly executed lease to make the treacherous drive over to the couple's condo. Actually, he made a little detour along the way to another Shurgard store to pick up some additional packing supplies he didn't have in stock. After darkness and much more snow had fallen, Wright trekked through the condo's parking lot and delivered his moving day provisions to the surprised and grateful couple.

"You should have seen the looks on their faces," Wright says. "It was a combination of gratitude and pity when I took a spill on the ice after saying goodbye."

SOME PEOPLE HAVE ALL THE LOCK

Bremerton, Washington is a big Navy port, so it didn't surprise Shurgard Manager **Ken Walters** that one of his customers needed to store some things before heading out to sea. The surprised one was the customer, who found his storage space locked—with someone else's lock.



The befuddled customer patiently listened to Walters's explanation: The seaman had forgotten to lock up his storage space after his last visit, so Walters had put on one of the store's locks to protect his tenant's property.

Upon hearing what had happened, the customer turned from puzzled to pleased, and made sure his own lock was safely in place before setting sail.

SHE GAVE THEM A HAND WITH HER HANDS

The couple approached the counter at the Upplands Väsby Shurgard outside Stockholm, making gestures as though they wanted to write something down. Then it dawned on Assistant Manager **Camilla Silverplats** what they wanted. She correctly guessed they were hearing impaired and were looking for a pen and paper so they could communicate with her.

No need. Silverplats drew upon her two years of training in sign language and got right to work helping the surprised but relieved visitors. After Silverplats explained the benefits of storing at Shurgard, they answered back in sign language, "sign us up!"

The transaction complete, the couple and assistant manager spoke another universal language: They shook hands, waved goodbye, and gave each other three great big smiles.

HE'S DRIVEN TO HELP OTHERS

Tom Davies' Shurgard store on Lake Union is right off one of Seattle's busiest freeway exit ramps. So having a broken-down car roll into the parking lot isn't that unusual.



What caught Davies' attention last December wasn't the sputtering minivan in front of his store, it was the frantic woman inside. She hurried into the office and asked Davies to call AAA *and* a taxi. Now, please!

It turned out her young daughter in the car was having an asthma attack and they were on their way to the doctor when car trouble intervened.

Wasting little time, Davies offered to drive them himself. They buckled the little girl into her car seat that had been moved to Davies' car, and he rushed them to a nearby medical center.

Davies brushes off any attempts to regard his act as extraordinary. "We aren't just here to help customers. We're here to help people."

ShurgardInvesting

A7 EIGHT IN THE KNOW
Shurgard board members create a formidable brain trust

Shurgard at-a-glance

DIVIDEND GROWTH PER SHARE

This measure of the dollar amount of dividends paid per share of stock continues to grow.


$1.92
$1.96
$2.00
$2.04
$2.08
$2.12
1997
1998
1999
2000
2001
2002

DIVIDEND YIELD

Compared to the average annual dividend of S&P 500 stocks, Shurgard regularly pays a higher yield.


6.6%
7.6%
8.6%
8.8%
6.5%
6.8%
Shurgard Dividend Yield
S&P 500 Average Dividend Yield

MONEY MATTERS

REITs serve up another batch of rabbit soup

In a classic tortoise vs. hare story, Real Estate Investment Trusts dished out tasty returns for patient investors

by Todd N. Lebor

OUCH! What else can be said about the punishing state of the U.S. equity market over the last few years? The S&P 500 Index posted its third consecutive year in the red, returning a dismal negative 22 percent in 2002. But once again, Real Estate Investment Trusts, or REITs, offered a bright spot for investors. Equity REITs posted their third consecutive annual positive return in 2002, giving investors a 4 percent return on their money. Best of all, typical REIT investors also pocketed nearly 7 percent in the form of cash dividends during the past year—money to do with as they please (more on the hidden benefits of REIT dividends later).

REITs are for those who believed the tortoise would triumph over the hare in the end. Like the tortoise, REITs focus on the end goal of winning (i.e., a healthy, risk-adjusted return), but they simply go about achieving it at their own unhurried pace. They may not offer the excitement ticker-watchers thrive on, but their 10-year historical performance speaks volumes. The National Association of Real Estate Investment Trusts (NAREIT) composite index has a 10-year annualized return of 10.2 per-



pardoned from double taxation), I don't believe they will lose their most-favored status with income-seeking investors.

With the average dividend yield of an S&P 500 stock around 2 percent and the average REIT yield around 7 percent, C corporation stocks have a way to go before they offer after-tax cash yields equivalent to REITs. Besides, while most common stocks have been lowering their payout ratios over the years, the majority of REITs have stayed relatively constant in the 6 to 8 percent range.

I promised more on the hidden benefits of REIT dividends. So here it is: In many cases, investors can defer and reduce the tax paid on REIT dividends. See, thanks to the large non-cash depreciation unique to REITs, a portion of the dividend may be classified as a return of capital (ROC). Effectively what happens is that a REIT pays out more than its taxable income in a year. The Internal Revenue Service calls the overpayment an ROC. So rather than pay tax on the entire dividend amount as ordinary income, investors can delay paying tax on cash received today until they sell


1.59%
1.39%
1.14%
1.23%
1.39%
1.85%
1997
1998
1999
2000
2001
2002
Percentages as of 12/31 of each year.

PORTFOLIO GROWTH

Shurgard has nearly doubled its number of owned and leased stores in the past five years.


281
318
352
399
449
534
1997
1998
1999
2000
2001
2002
Shurgard properties as of 12/31 of each year, excluding managed (but not owned) properties.

PERFORMANCE VS. INDICES

Value of a $10,000 investment made in March 1994, the month Shurgard first went public.


$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
3/94
1/96
1/98
1/00
1/02
12/02
Shurgard
Dow Jones (DJIA)
S&P 500
NASDAQ Composite
Russell 2000 Stock
Gold & Silver Sector

cent, compared to 9.3 percent and 7.0 percent for the S&P 500 and Nasdaq composite indices, respectively. Rabbit soup, anyone?

It's no surprise that REITs held their own in the down market because although they are common stocks (they trade daily on the major stock exchanges, report quarterly results, etc.), they have "hard assets" backing up their value. This asset base of real tangible property mollifies volatility.

High dividend yields also help mitigate unpredictability and keep REIT stock prices in check. Similar to a fixed income investment, there's a range of values assigned to a REIT's dividend. And since REITs are obligated to pay out 90 percent of "REIT taxable income" in order to retain their coveted REIT status, their dividends tend to be higher than most other equity investments. It's not guaranteed, but very few REITs have cut their dividends.

Real estate is also a natural hedge against inflation because property values tend to rise with inflation. But it's the risk-adjusted returns that surprise most investors. A study by Ibbotson Associates, the asset allocation and research group, showed that from 1972 to 2000, an investment portfolio comprised of 20 percent REITs, 10 percent T-bills, 30 percent bonds and 40 percent stocks would have returned 12.2 percent with a lower risk than a similar portfolio devoid of REITs. The non-REIT portfolio of 10 percent T-bills, 40 percent bonds and 50 percent stocks would have returned 11.8 percent over the same period.

REITs: the great portfolio equalizer! OK, maybe that's a little over the top, but for those who like to sleep at night, REITs offer some welcome serenity.

REITs also enjoy a unique tax status since income is not taxed at the corporate level, but rather at the investor level. They are more like partnerships—pass-through entities—than traditional C corporations in that sense. It can be argued that REITs are more efficient investment vehicles than their C corporation brethren because they are not subject to double taxation. And even though REITs are likely to be disqualified from the latest tax proposal to remove the double taxation of dividends (because they are already



"We're expecting stocks to rally but we don't know which ones and when."

their shares.

Confused? Maybe this will help. Assume you purchase 100 shares of a $40 REIT with a 10 percent dividend yield. The annual cash dividend would be $400 ($4,000 times 10 percent). At the end of the year, the REIT issues a 1099 (a tax document reporting annual dividends) indicating that 15 percent of the dividend is considered an ROC. Rather than pay tax on the entire $400 dividend, an investor would report only $340 ($400 times 85 percent) of ordinary income and reduce the basis of his holdings by $60 ($400 times 15 percent). At year's end, the investor's tax basis is $3,940—$4,000 less the $60 ROC.

Here's the best part. While the $60 deferred tax obligation will eventually be taxed when the investor sells his shares, it will be taxed at the lower capital gains rate (currently 20 percent for investments held more than one year). For an investor in the upper tax brackets paying 38 percent, this can amount to an 18 percent tax cut, not to mention it was deferred.

The U.S. Congress created the REIT tax structure in the 1960s to bring the benefits of real estate investing to the small investor. But it's only in the last 10 years that we've seen the benefits of public real estate ownership through the equity REIT. The competitive returns, tax benefits, hedging characteristics, and healthy dividends are reason enough to be thankful. It appears our visionary legislators may have been ahead of the curve on this one. I guess even a blind squirrel finds an acorn every now and then.

ABOUT THE AUTHOR

Todd Lebor is a stock analyst covering the REIT and pharmaceutical industries for Chicago-based Morningstar, Inc., the global investment research firm. He's a CPA and graduate of the School of Management at Boston University. His investing philosophy was captured by the father of value investing, Ben Graham, in one sentence: "In the short run, the market is a voting machine, but in the long run it is a weighing machine."

The opinions contained in this article are those of the author and are not intended as investment advice of Shurgard Storage Centers.

Financial results "fare well" in 2002

SEATTLE, WASHINGTON —

Despite double-digit declines of the major U.S. stock indices during 2002, Shurgard finished the year in positive territory, with same store net operating income up 1.8 percent, while average same store rental rates rose 3.1 percent compared to the prior year.

"Given the rather dismal performance of so many companies' stock prices, as well as their overall sales and profits, I would say we fared relatively well in 2002," says Chairman and CEO Chuck Barbo.

Even though the company turned in positive results during challenging times, Barbo has outlined a number of steps Shurgard will take in response to the relatively flat NOI growth experienced at the end of the year *(please see related story on page C1)*.

Shurgard is embarking on a series of "back-to-basics" programs to boost store performance through improved sales techniques, certification of employees' phone skills, and extending the company's "Expect more" brand theme.

"We'll work hard to capture as much demand as we can, and continue to give our customers the best possible storage experience," Barbo says.

FINANCIAL HIGHLIGHTS

(dollars in thousands except average annual rent and per share data)	ALL STORES 2002	ALL STORES 2001	CHANGE	SAME STORES 2002	SAME STORES 2001	CHANGE
REAL ESTATE OPERATIONS REVENUE (1)	$ 267,532	$ 241,802	10.6%	$ 231,350	$ 227,776	1.57%
NET OPERATING INCOME (NOI) (1)(2)	$ 182,325	$ 168,354	8.3%	$ 163,692	$ 162,149	0.95%
AVERAGE ANNUAL RENT PER SQUARE FOOT	$ 11.50	$ 11.47	0.26%	$ 11.80	$ 11.44	3.15%
AVERAGE SQUARE FOOT OCCUPANCY	80%	83%		85%	87%	
FUNDS FROM OPERATIONS (FFO) (3)	$ 104,913	$ 82,585				
CASH DIVIDEND PER SHARE (4)	$ 2.11	$ 2.07				
DILUTED AVERAGE SHARES OUTSTANDING	35,401	31,086				
HIGH CLOSING STOCK PRICE	$ 35.40	$ 32.25				
LOW CLOSING STOCK PRICE	$ 28.36	$ 22.84				

(1) Balance includes 100% of domestic properties owned as of December 31, 2002 and 2001, respectively. (See Note T, page C12).
(2) NOI is defined as rental revenue less direct property operating expenses and real estate taxes.
(3) FFO is defined in accordance with the recommendation of the National Association of Real Estate Investment Trusts as net income before extraordinary items, plus depreciation and amortization, excluding amortization of financing costs.
(4) Year ended December 31, 2002 includes the distribution declared December 31, 2001, representing operations for the fourth quarter of 2001. Year ended December 31, 2001 includes the distribution declared January 30, 2001, representing operations for the fourth quarter of 2000.


GARD

© Melina Mara

SHIRTSLEEVES SESSION: From left to right, George Hutchinson, Ray Johnson, and Chuck Barbo study a proposal to acquire a mid-size storage chain, as the board debates the merits of the purchase at a meeting held at the company's Seattle headquarters.

Directors bring expert opinions to the boardroom table

SEATTLE, WASHINGTON —

They're already busy. Their phones never stop ringing. They have plenty of their own challenges that still need attention.

Yet several times each year, a panel of highly respected

"The directors definitely

A Shurgard board member since 1997, Johnson believes that the legendary service culture of Nordstrom is very transferable to Shurgard. "No matter what the business is, customers all want the same things: good service, good

THE SHURGARD BOARD



ANNA KARIN ANDREWS
Vice President of Business Development and Information Technology, Northwest Hospital



CHARLES K. BARBO
Chairman, President, and Chief Executive Officer, Shurgard Storage Centers



HARRELL L. BECK
Senior Vice President and Chief Financial Officer, Shurgard Storage Centers



HOWARD P. BEHAR

siness leaders assembles to give counsel and provide ersight to Shurgard, always with the interests of the comny's shareholders in mind. They do it not for the money or ry, but for the chance to be part of a company whose values d leadership they admire.

These people are the outside members of the company's ard of directors, a team whose importance has grown amatically as Shurgard has evolved into an international mpany with more than 500 locations.

Working alongside fellow board members Chairman d CEO Chuck Barbo and Shurgard's Senior VP and CFO rrell Beck, the outside directors bring an independent ewpoint to the company's decision-making. More than that, ey bring a world of experience.

Barbo says, "We genuinely look to our board for guidance d expertise in the areas each member knows best. The rectors definitely don't hold figurehead positions—we use e brainpower we've assembled."

The résumés of Shurgard's directors demonstrate the pth of experience Barbo refers to. "We've never had a board ember whose primary focus was information technology til last year," he says. "But we recognized this was an area increasing importance to us, so we're incredibly fortunate have added Annika Andrews to the board."

Andrews is vice president of business development and formation technology for Northwest Hospital in Seattle. ne years ago when she joined the hospital, she says the ganization "wasn't what you'd call a technological frontnner. There were a few PCs sprinkled here and there, but network."

In 1995 Andrews was named to head a project to cometely revamp the hospital's information management stems, moving paperwork for admitting, patient informan, billing, medical histories, and more onto computers. n undertaking of such immense scope and cost underandably fell under a fair amount of scrutiny. "Every dollar e spend on IT is a dollar that could have been spent on tient care," the Princeton-educated Andrews explains.

She believes the lessons learned in the medical field anslate quite well to Shurgard. "The challenge is to make re your investment in IT is efficient," Andrews says. azzle dazzle technology is worthless if it doesn't add to ur core business."

While Andrews's expertise centers around complex and pensive technology, new board member Howard Behar has ent his career worrying about something far more down to rth. "People," he says. "Starbucks is all about people."

As the recently retired president of Starbucks Coffee orth America, and previously the president of Starbucks ternational, Behar's job was to transplant what had quickly ecome an American icon onto foreign soil. He joined arbucks in 1989 when it had only 28 stores. During the 1990s, ehar, along with founder Howard Schultz and Orin Smith, e company's current CEO, set out to create a corporate ilture that was different.

"We wanted all our partners—which is how Starbucks fers to its employees—to own a piece of equity in the comny," he recalls. "Our philosophy enabled us to walk down e hall, look everyone in the face and say 'we're all in this gether.'" Together, the Starbucks team created a sensation id a textbook case in the invention and expansion of an tire product category.

In 1994 Behar took over the company's international arm id directed the group as Starbucks began appearing in pan, the U.K., New Zealand, Saudi Arabia, Spain, Israel, nina, and even countries known for their centuries-old offee cultures, such as Austria and Germany.

"This experience confirmed that people are the same no atter where you go," he says. "We all want to love and be ved. To be productive. To grow as individuals. To be treated ith respect and dignity. To learn. To be part of this place e call earth. We tend to focus on our differences, but we umans actually have a lot more in common than not."

Given his philosophy, it will come as no surprise that ehar agreed to serve on the Shurgard board "because of the

don't hold figurehead positions—
we use the brainpower
we've assembled."

CHUCK BARBO
Shurgard Chairman of the Board and CEO

people. That's how I judge everything. Here I see a chairman and CEO who cares a lot about what he does, but cares even more about the people."

Coming from someone who contributed to Starbucks being named one of the 100 best companies to work for by *FORTUNE* magazine on five separate occasions, that's high praise.

Behar was recruited for Shurgard's board in 2002 by director Tom Porter, who recognized how the experience gained with Starbucks' international retail expansion could serve Shurgard as it continues to grow abroad. Porter himself brings a considerable list of accomplishments to the table, starting with his educational *curriculum vitae.*

Porter earned his undergraduate degree from Rutgers, where he also found time to earn six athletic letters—three each in basketball and baseball—as well as All-American honors for the latter sport. For his MBA, he split time between Stanford and the University of Washington. Then several years ahead of his time, he learned how to program mainframe computers in the mid-1960s and wrote a doctoral dissertation while at Columbia University on the use of technology in conducting financial audits.

With a fresh Ph.D., Porter stayed in New York to head up the national professional development and training programs for the accounting firm Touche Ross. Ever since, he's combined his knowledge of finance and technology with a love for teaching.

He was a professor of management control at the University of Washington's business school, taught at the Northern European Management Institute in Oslo, wrote two books on auditing electronic systems, two more on financial planning, and authored a software package on the latter subject.

And all this was before he tackled a 15-year career in banking, ultimately serving on the executive committee for Seafirst Bank, a division of Bank of America.

Invited to join the Shurgard board in 1999 after he retired from banking, Porter says he "loves being involved in the business world and making a contribution to a vital and growing company."

Despite his formidable background in banking and financial planning, Porter's primary interest is the customer service side of business. "Running a business in the world today isn't easy," he says. "You have to make sure *everyone* in the company understands exactly what you're trying to accomplish and what you stand for."

No one on Shurgard's board likely has more experience at communicating the nuances of a rich corporate culture to thousands of employees than Ray Johnson.

In 1969 Johnson aspired to run his own retail business. A company in Seattle—Nordstrom—gave him the chance he had been looking for. Before long he was managing the company's second largest store with an extraordinary degree of autonomy.

"I loved the idea that Nordstrom empowered the people who were closest to the customers, and how those people were rewarded for their success," he recalls. "As manager, my job was to paint the parameters and provide the resources to let people be their best. When you do that, people *can* be their best."

value, and to be treated with respect," Johnson says. "We want a customer to feel good about coming into a Shurgard store. Then that customer becomes the best advertising we have."

By the time Johnson retired from Nordstrom *for the first time* in 1997, he was co-chairman. He came back aboard in 2002 to serve as interim CEO of Nordstrom Direct, and continues to manage special projects for the company.

Remarkably, for the 102 years Nordstrom has been in business, and as the company has grown to 132 stores in 25 states, its treasured philosophy has never wavered. "You have to remember the reason behind the philosophy," Johnson says. "We want the customer to shop with us again and again and again."

With his background in retailing, Johnson sees his role on Shurgard's board as strengthening the company's customer service and sales approach. He says, "This is also a great opportunity to stay connected with the business community and share some unique practices Nordstrom has perfected over the years."

Creating a forum for sharing best practices from other businesses and fields is an ideal role for a board, in the mind of George Hutchinson, a director since 1997.

While his bailiwick is finance, a skill gained during more than 30 years in securities and international investment banking, Hutchinson was a strong advocate of adding some hands-on technology expertise to Shurgard's board. He recruited Annika Andrews for her specialized knowledge in that arena, and because "we thought someone from a younger generation would share a valuable perspective," he says.

Before starting his own investment banking firm in 1990, Hutchinson kept a suitcase packed for Salomon Brothers, working in Seattle, New York, London, Hong Kong, and Zurich. His 20 years with Salomon gave him a breadth of experience in international business, which has fueled his interest in Shurgard's European expansion.

"Europeans have the same kinds of life changes that we have here," Hutchinson asserts. "And they have just as much stuff. They tend to live in smaller spaces, so in my opinion, the market for storage there should be promising."

He is especially happy to see and participate in a deliberate and well-conceived succession plan for Shurgard Europe. The company recently announced that Bruno Roqueplo has taken over the president's role there while his predecessor, Dave Grant, will assume the posts of president and chief operating officer for Shurgard in the U.S. "All good boards are concerned about succession," Hutchinson explains. "We like to see a good strong farm team. In fact, one of the genuine pleasures of serving on a board is to help develop young people who can rise to help lead an organization."

Someone who started young and worked his way to the top is Jim Smith, the Shurgard board's resident expert on real estate. Smith started his career in 1964 as an assistant mortgage loan specialist at CalPERS, the State of California Public Employees Retirement System, the nation's largest public pension fund. By the time he left nearly 30 years later, he was responsible for all real estate investments in a portfolio worth more than $60 billion.

Since he's seen thousands of real estate deals from the investors' point of view, Smith speaks knowledgeably when he assesses the storage business. "It isn't the most glamorous, but I believe it holds good potential," he says. "In Europe, especially, we have barely scratched the surface."

As one of Shurgard's first outside board members, becoming a director in 1994 when the company went public, Smith has a strong opinion about the board's mission. "First and foremost, we look to protect the interests of our stockholders," he says. But he sees an equally important role for the six outside directors—to assist the leadership team in managing the company.

Speaking of the independent directors, and especially the recent additions of Andrews and Behar, Smith says, "Each member offers a different perspective and has traveled down different avenues than the others. It's exciting when you see how all those roads smoothly intersect at Shurgard."

President,
Starbucks Coffee North America,
Retired



GEORGE P. HUTCHINSON
President,
G. P. Hutchinson & Co.



RAYMOND A. JOHNSON
Co-Chairman,
Nordstrom, Inc.,
Retired



W. THOMAS PORTER
Executive Vice President,
Seafirst Bank,
Retired



WENDELL J. SMITH
President,
W.J.S. & Associates



ShurgardPulse

2002 ANNUAL REPORT

B2 WHY WE COLLECT
The psychology behind the hobby

WHAT'S DOWN THE ROAD?

Remember the good old days before Altoids, cell phones, Google, and Britney Spears? Hard to believe, but it's been less than 20 years since these icons of our time showed up on our collective radar screens.

Cellular phones first annoyed audiences by ringing in the middle of concerts in 1983. Thirteen years later, in 1996, Altoids, those curiously strong peppermints, showed up in Seattle from England and breathed their way across the country in short order. 1998 was the year that Britney Spears burst onto the pop music scene and Google, the now-ubiquitous Internet searching site, made its debut. The latter, incidentally, can produce a listing of 2,070,000 Web sites that mention Britney Spears in 0.31 seconds.

Although Bob Dylan first wrote the words "The Times They Are A-Changin'" in 1963, they're just as true today. We're well on our way into yet another period of head-spinning change. So let's take a look at some of the trends barreling *down the pike and you'll see they may bode well for* the self storage industry.

Before we get started, though, it's best to bear in mind the words of someone much smarter than any of us. Albert Einstein was never one for gazing into crystal balls. "I never think of the future," he said. "It comes soon enough."

We're all getting older.

Much has been made of the aging of the population, and it's no exaggeration. Back at the turn of the century (not the one that recently had us fretting over Y2K, but the one that took place in 1900), only four percent of Americans were over the age of 65.

Thanks to better medical care, that number had bulged to 12.8 percent by the time of the 2000 census. And it's not finished bulging. As baby boomers born during the 1950s and '60s turn into golden-agers, nearly 21 percent of the population will be

current employer for 12 months or less, and government data show an ever-declining tenure between 1983 and 2000 for men in the workforce.

Since prognosticators see a continuing trend of people holding down more jobs during their lifetimes, it's likely people will be uprooting more often as well.

The U.S. Census Bureau reports that 21 million Americans moved during 1999 and 2000 for job-related reasons. Accounting for more than 16 percent of all moves, those job-connected jaunts could add up to good news for companies like Shurgard.

Moving can prompt people to use self storage for a variety of reasons. They store extra furniture to make their homes look larger while the "for sale" sign is out front. Job-hoppers who hop to new cities store things they won't need right away at their new locations. Another scenario puts household goods in storage while a relocated family rents a smallish apartment until a new home can be found.

Ironically, rampant job-changing could give careers in self storage the most longevity of all.

We're getting divorced at about the same rate as we're getting married.

About half of all marriages in the U.S. end up in Splitsville. That's the bad news. The good news is about 40 percent of those who call it quits get remarried and try it again. Unfortunately, there's more bad news. About 85 percent of those second marriages hit the rocks, too.

That ultimately leads us to more good news—but mostly for people in the storage business. Those marital couplings and uncouplings lead to moving, just like job-switching. However, while the entire family usually makes the move for new employment, divorce and remarriage involve the shrinking or expanding of households.

When two people get married, there's usually no need for the second

settle, the divorce rate is higher than in any other part of the country. Looking for bliss? Head for Boston. In the northeast, marital breakups happen 35 percent less often.

We have more disposable income.

After all that talk about divorce, we could stand some happier news. And here's just the ticket. If you're willing to overlook a little momentary stock market tumble and recession, it can be said that never before have so many Americans been so well off.

In 2000, 13.4 percent of households had incomes of more than $100,000 per year. And although there are more singles living on their own, the median household income level continues to rise.

Adjusted for inflation, this income benchmark grew 22 percent between 1967 and 1990, and then notched another 10 percent gain during the 1990s. There. Don't you feel better already?

What Americans are doing with at least some of their newfound wealth is putting it into real estate. Home ownership is at an all-time high, with 66 percent of us being masters and mistresses of our own castles. Even the dreary economic news of the last two years hasn't slowed home ownership. Sales of single-family homes and condos grew by nearly five percent between 1999 and 2002.

This encouraging trend is fueling demand for—wouldn't you know it—self storage. Nearly 65 percent of Shurgard's customers say they decided to store because of a move. While you'd think a spacious new house would come with plenty of its own storage space, apparently not.

Although the average size of new homes continues to grow, that's still not enough for many home buyers. When a 2000 survey of home buyers asked if new homes had adequate general storage space, 64 percent shook their heads no.

Since more than a third of all moves are made simply to get out of renting or to live in a better home and neighborhood, there's reason to believe the storage starvation situation is likely to continue.

We're more apprehensive about things, especially our safety.

than ever before. In December 1999, on the eve of the millennium, CBS News asked Americans what they thought would be the biggest problem the country would face in the new century. The dubious winner in this competition? Crime. Not far behind in the polling were its accomplices: poverty, substandard education, drugs, and unemployment.

This concern about crime has put Americans in a batten-down-the-hatches mood, and sales of home security systems are the proof. Nearly half of all new homes are now built with some sort of security alarm, and you know something's up when there's a Web site devoted solely to helping home buyers find houses in gated communities.

So where does self storage stand in a security-obsessed world? It's standing right behind the computer-controlled, password-protected, surveillance camera-monitored steel gates that are common at better storage centers these days.

In asking people what's most important in choosing a storage facility, security ranks high on the list and it's likely to stay there, as homeowners feel it's no longer safe to keep the ski boat in the driveway or the lawn furniture tucked away in a vulnerable carport.

Worries about personal safety are even changing the way storage companies do business. At many Shurgard locations, for instance, corridor lighting is controlled by motion sensors, intercoms are placed throughout the buildings, and doorways can be opened only by punching in a personal passcode.

It's unfortunate that so much gloom and doom is actually a good sign for the storage industry. But if you think about those rising incomes, new jobs, and new homes as what's propelling the future of storage, that lifts the spirits a bit, doesn't it?

Either way, if you look at the trends and weigh the statistics, it seems like good days are ahead for the self storage business. No one knows for sure, of course. In fact, the only thing we know with certainty about what lies ahead was best said by Neils Bohr, the Danish physicist and contemporary of the aforementioned Albert Einstein. "Prediction is very difficult," said the Nobel Prize winner, "especially about the future."

Cave dwellers will be the only ones surprised to hear that security is more on our minds


SUN CITY
SALT MINE
CHAPEL HILL

65-plus by 2040.

While an aging population is obviously good news for makers of reclining chairs, reading glasses, and "I ♥ My Grandpa" T-shirts, where does it leave the self storage industry? The answer: on the move.

As empty nesters move into smaller homes and condos, then move again into retirement villas, and then again into assisted living and nursing homes, the amount of room they have for their belongings is likely to shrink dramatically. Squeeze into this statistic: While the average new single-family home measured 2,332 square feet in 2001, apartments in assisted care facilities are often a tenth that size.

Sons and daughters of elderly parents are sometimes reluctant to part with mom's and dad's furniture and belongings. So those overstuffed chairs, Reader's Digest Condensed Books, and box after box of blankets, towels, and comforters often take up temporary refuge at places like Shurgard.

As long as people continue to grow old, expect this storage-friendly trend to have a long life of its own.

We're changing careers more often.

Remember the country western song "Take This Job and Shove It"? Apparently someone was listening, as Americans now do some job-shoving every three and a half years, according to the Labor Department. Whether by choice or by pink slip, a quarter of all workers have been with their

Here comes the future, and it looks like more people will be heading in the direction of storage.

sectional couch, two dining room tables, or three more TVs. The excess often winds up in self storage, awaiting a garage sale, the building of the vacation home, or—sadly—the split back into two households again.

Even the untying of the knot can create the need for storage. When Shurgard asked customers what brought them to use self storage, 24 percent said marriage or divorce played into their decision. That stat falls right in line with the Census Bureau's data. They found that 26 percent of all moves were for family-related reasons, with change in marital status leading the list.

What does the future hold? The divorce rate has actually backed off a bit since it hit its peak in 1980, but the long-term view is that marital discord is here to stay. Despite brief blips in the divorce rate, a 1994 study in the *American Sociological Review* showed that divorce in the U.S. has grown continuously over the past 140 years. If that's not a trend, what is?

The authors contend that the high cultural value Americans place on independence reaches well inside the white picket fence.

It could be true. In the West, where pioneering, independent-minded free spirits tend to



EASY STREET
SAFE HAVEN
David Bodders





the CALL to COLLECT




DEFENSES
I'M HELPING SMOKEY
HEALTH GUARD


DEUTSCHE BUNDESPOST
20
3D
NEW ZEALAND
ESPAÑA
L250
POSTA ROMANA
20
PORTUGAL
20
HELVETIA

It all started innocently enough.

In 1989, college student Kevin Johnston wandered into a toy store in Cleveland, Ohio, and saw the little gray plastic castle with its drawbridge, turrets, archers, and knights on horseback. "It instantly took me back to when I was a little kid," Johnston says, "so I asked my parents if they'd get me one for Christmas."

That December, Lego Black Falcon's Fortress, Item #6074, with its 424 plastic bricks and other pieces, appeared under Johnston's tree and launched a collection that now includes more than 100,000 Lego bricks. Neatly stacked in two Shurgard storage units in the Bay Area, Johnston's collection has mushroomed to include hundreds of action figures from the realm of science fiction.

Major Matt Mason, a seldom-seen bendable, Gumby-like astronaut figure, inhabits one box. The entire cast of Star Wars, in dozens of permutations, lives nearby in boxes of precisely the same size for orderly stacking. Johnston won't reveal where he keeps his most prized possession: a set of hand-cast, hand-painted Star Trek toys that Paramount Studios had prototyped but never put into production.

"I wasn't really all that interested in action figures as a kid," he says. "But as an adult, I became intrigued with the ideal representation of something in the form of these figures." At this point, Johnston's intrigue has cost him thousands of dollars and filled those two storage cubicles. While he intends to start selling some of his figures at toy shows in the future, for now he simply collects.

He is not alone.

The number of people in the Western world who collects things has been estimated at: *everyone*. It's nearly impossible to find someone who doesn't have a stash of matchbooks, old carpentry tools, stuffed animals, postcards, silverware, or any of a hundred other common collections around the house. And these are just a few of the possibilities.

Some collect ugly ashtrays. Others have a yen for chopstick rests. There's a 10-year-old who collects dirt, scraping up samples of *terra firma* from his family's travels and packing them in plastic containers. Airline safety instruction cards populate one collection. Their seat-back neighbors, barf bags, are the object of another obsession. And the list goes on (Charlie the Tuna memorabilia, facial prostheses, mule-related items) and on (old rain bonnets, painted toilet seats, locks of celebrities' hair) and on (ukuleles, police badges, pretzels).

Even those who don't collect are often thoroughly interested in collections. Every year since 1997, Kansas City's Crown Center shopping mall has hosted "Things People Collect." The exhibit displays between 80 and 100 private collections featuring such standard fare as Barbie dolls and Beanie Babies, along with more inexplicable compilations, including animal sweaters and taxidermied lizards. Last year more than 35,000 came to gawk and occasionally scratch their heads.

A trip to another mall, perhaps the greatest of our age, reveals that collecting and commerce go hand-in-hand. On one average day last year, eBay, the online auction Web site, offered up 7,274,143 antiques and collectibles for sale, covering 161 categories.

Looking for some 18th-century museum-quality Persian tiles that once belonged to William Randolph Hearst to round out your collection? With eBay and a check for $125,000, they could be yours. *If that's too rich* for your taste and pocketbook, eBay also has a Tickle



From kitschy gnomes to creepy taxidermied lizards, there's no end to the things people collect

essentially chaotic world. While the stock market is tumbling, the polar ice caps are melting, and the road-ragers are shooting, a nice, orderly collection of, say, hand-painted 18th-century Limoges boxes depicting floral scenes can bring a sense of serenity to its owner. There's just something about a group of same-size objects, all lined up in a neat, tidy row, that lowers the pulse rate and restores the soul.

Collecting connects us with our past.

It might be a little difficult to pin this motive on collections of recent vintage, such as Harry Potter memorabilia, but many collectors have an obvious interest in history.

Some who collect lunch pails from the 1950s are building a direct connection to their own past. The same certainly goes for comic book and toy aficionados, while more than one baseball card collection started with a card or two of childhood hometown heroes.

History, however, doesn't have to be personal to be collectible. For instance, those who deal in ancient Roman coins, turn-of-the-century political campaign buttons, or steamship schedules are all fundamentally doing the same thing: preserving a little piece of another time that might otherwise be destroyed.

Collecting historical items has another benefit—it's fun to do the research to discover how artifacts of the past fit into their world and times. It's a process that takes collecting beyond the "things" to the "stories" that every item, no matter how modest, has to tell.

We collect to make a profit.

Would you buy a 19th-century mechanical bank for the joy of watching a tiny metal monkey take a penny, doff his hat, and then deposit the coin at his feet? Or is the chance to turn a *$5,000 profit* on a *$1,000 investment* in that antique bank more alluring?

Collecting for the money takes the soul out of it. In fact, that's not collecting, it's investing.

Still, there are undoubtedly those who justify their hoarding habits by thinking about the dollars their collections might eventually generate.

Collecting is social; it connects us with others.

Collect something and you have instant camaraderie. Want to sit down and discuss the nuances of collecting beer coasters? You might start by visiting one of the 19 Web sites devoted to the topic and shooting off an e-mail to its author. Or join the other 3,200 members of the American Breweriana Association at their annual meeting coming up in July at Stevens Point, Wisconsin. If you can't make it to the Midwest this summer, there are 30 other local shows where you can meet your fellow tegestologists.

You have to figure that any collecting hobby well established enough to earn a fancy-sounding name (from the Greek, *tegestos*, a small reed mat) has attracted a decent number of devoted followers.

Like any social circle, a group of collectors will have its rock stars, sneaks, legends, curmudgeons, and all for your taste and pocketbook, eBay also has a Tickle Me Elmo toy up for grabs with an opening bid of 50 cents.

Not incidentally, eBay traces its roots to the collecting craze. The legend of the Web site's beginnings has it that founder Pierre Omidyar was looking for a way to help his girlfriend trade Pez candy dispensers to fill out her collection. From that humble beginning, eBay has become a major force where substantial sums of collectors' dollars are spent.

The publisher of a magazine for comic book collectors believes that the primary market for collecting—the dolls, toys, comic books, and so forth sold as new merchandise—is around $20 billion a year. The secondary market of people buying and selling those items at flea markets, hobby shows, and online could be much more, perhaps $80 billion annually.

Need more evidence that collecting is both a big deal and big business? Amazon.com lists more than 12,000 books for sale on the subject of collecting, including *Florence's Big Book of Salt & Pepper Shakers: Identification & Value Guide* as well as *Encyclopedia of Bisque Nancy Ann Storybook Dolls.* Amazon's top seller in the category is one of the bibles of collecting, *Kovels' Antiques and Collectibles Price List.*

This 896-page lap-crusher is a list of seemingly everything ever made and the price it's currently fetching. For instance, according to Kovels', a 9½-inch Heinz grape jelly crock with a bail handle is worth $1,050, while a 1940s Abingdon Pottery planter depicting a man sleeping under a cactus commands a mere $44.

It's a bit of a puzzle to understand what makes a jelly crock worth 25 times more than a cactus planter. The bigger question, though, is why do people collect things in the first place?

The experts who ponder this question have come up with some provocative possibilities. Marjorie Akin, an assistant research anthropologist at the University of California at Riverside, identifies several of the motives behind collecting in her essay, *Passionate Possession,* that appears in the Smithsonian's book, *Learning From Things.*

We're born to collect.

In the same way that the fight-or-flee response is hard-wired into our limbic systems, humans have an urge to categorize and name things. This inescapable need to bring order to the universe is why we are driven, apparently, to amass large quantities of small stuffed animals filled with beans, give them names like Bumble The Bee, and then pay 3,000 percent of their original $5 purchase price.

We collect for the aesthetic pleasure our collections bring us.

This theory centers around the straightforward notion that we collect things we like to look at. Sometimes it's the prevailing culture that dictates what we're supposed to find pleasing. So whether the collectors are completely enthralled or not, they may end up going after abstract paintings, Eskimo carvings, or Fabergé eggs.

Then we come to the matter of personal taste. While they say there is no accounting for it, every expression of taste is trying to make a point. Even the most idiosyncratic (a fancy way of saying "weird") collections, such as a Perth, Australia man's collection of his own navel lint, are making an aesthetic statement. What they say about the collector is, "I'm a unique individual who takes pride in not conforming to popular tastes."

That particular collector might also be saying, "If you see a ball of fluff in the bathroom that weighs about half an ounce, please don't throw it away. I've been collecting it since 1984."

Collecting shows we're in control.

It's been said that humans create manicured gardens to tame their fears about the wildness of nature. In the same way, perhaps people collect to create order in an

...or the reasons they're driven to hoard them.

the other personality flavors that make being with other people, shall we say, intoxicating.

We collect for the thrill of the chase.

Most people love a good challenge. And collecting gives them one because collecting is competing. You compete with other collectors, for instance, for the prime items.

The bigger battle, and the one that keeps so many collectors in the game, is competing with the winds of change to find things that can't be easily located anymore. The tenacious collector chases down leads on Web sites, at hobby shows, in want ads, and at flea markets and garage sales to find the perfect item to fill a hole in a collection.

To make that find is the trophy catch. It's the win, the prize, the big moment that gives collecting its adrenalin-producing rush.

Whether you're after a pre-Columbian fertility figure or a Howdy Doody Doodyville Circus glass makes no difference. The thrill is still a thrill either way.

Whatever it is that calls people to collect, for companies in the storage business that urge could be money in the bank—or, more accurately, vintage console radios in the storage unit.

That's because some things are simply too big and unwieldy to keep at home. Bill Hoppe, for one, is shopping for self storage right now. Hoppe started reading Lone Ranger comics in 1961 when he was a first-grader in Long Beach, California. His aunt, who worked for the producer of the masked man's TV series, would bring home stacks of comics and hand them out to the family.

Hoppe hung onto his. Today, a move to the Seattle area and 20,000 comic books later, he's invested in acid-free boxes, plastic sleeves, and special computer software to preserve and track his collection. All he's lacking now is space. "My best estimate is that my collection takes up about 200 cubic feet, or about the same amount of space as a mid-size car," Hoppe says. "I'm your prime candidate for storage."

Many of Hoppe's collecting brethren have already taken the plunge. Bob and Madeline Zachariuk are the proud owners of between 12,000 and 13,000 Beanie Babies—all stored at a Shurgard storage center. The couple buys and sells their collectibles at toy shows throughout the Northwest, always returning to Shurgard to stock up and take inventory.

While the Zachariuks' hobby is nearly a small business, other customers collect, well, just because. Behind Shurgard doors around the country you'll find old wooden Coca-Cola crates, boxes and boxes of sugar and creamer sets, baseball cards, tiny Matchbox cars, a bevy of Barbie dolls, 200 plastic model car kits (still awaiting assembly), rare books, a collection of bowling balls with coordinated bags and shoes, posters of celebrities, classic cars (a Rolls Royce, a Dusenberg, and a '55 T-Bird, among others), antique furniture, and an eclectic assemblage of baseball memorabilia, including bats, balls, and mitts used in major league games, along with a row of seats from Chicago's old Comiskey Park.

What is most remarkable about the diversity of collectibles that have made their way to Shurgard is that no one really knows all that's contained inside those storage spaces. In the self storage business, customers load and lock their own individual units, so Shurgard's managers seldom see or hear about the contents unless a proud customer points them out.

It's reasonable to assume there are many more collections happily gathering memories and value inside Shurgard storage centers. It's just as likely that sort of business will continue to grow.

Remember those 7,274,143 collectible items on sale on eBay? As they change hands, they'll undoubtedly start filling the basements of collectors and testing the patience of their spouses. This may not be the best news for those spouses, but the people who collect shares of Shurgard stock couldn't be happier.



Shurgard is "security blanket" for charities on tight budgets



© Melina Mara

CLOSE-KNIT GROUP: Some of the supporters, knitters, and blanket testers from Project Linus New Jersey put a "wrap" on a recent session to pack newly knitted inventory. Top row from left: Sarah Thoma, executive director of the New Jersey Governor's Office of Volunteerism; Hillary Roberts, PLNJ president; Lani Kai Morbley (upside down), PLNJ board member; Terry Quercia, Manalapan-Englishtown Girl Scouts service leader; Christina Quercia; *Nicholas Rusin*; and *Joey Quercia*.

Donated storage space helps nonprofits help others

MARLBORO, NEW JERSEY —

Four years ago, Hillary Roberts sat down in her living room to read a magazine. By the time she stood up again, her life and the lives of 12,000 children would be changed forever.

Roberts was struck by an article about an organization that collected blankets and quilts for gravely ill children. Named Project Linus, after the lovable blanket-toting character in Charles

recruited three other residents at her retirement home to join in the fun.

Since its founding, Project Linus NJ has provided blankets, clothing, and toys to more than 12,000 children in the Garden State. Before they're given away, these gifts of knitted kindness, along with fabric, yarn, sewing machines, and supplies, are stored free of charge at Shurgard.

"It's so important to get our 'handmade hugs' to kids at a time when they're most vulnerable," says Roberts. "But the reality of running a large volunteer organization is that we have very limited resources. Thanks to contributions like Shurgard's, we can allocate our resources where they do the most good."

The storage Roberts arranged for Project Linus NJ is one of more than 150 storage spaces Shurgard donates to charities through its Storing For Hope program. The company provided more than 100,000

extracurricular activities, Treehouse also provides tutoring, sends kids to summer camps, and operates a free store where foster children can pick up new and gently used clothes, backpacks, books, and toys. It's this merchandise that Treehouse stores at one of Shurgard's Seattle storage centers.

Kids in the San Francisco Bay Area get a rather unusual helping hand from another Storing For Hope organization. For the past 19 years, Wee Poets has encouraged nearly 20,000 children between the ages of five and 13 to learn to read by writing poetry in school, then reading their creations on a cable TV show.

The Wee Poets literacy program not only boosts the language skills of children—many from low-income and single-parent families—it also helps at-risk teens develop career skills in TV production. High school-age interns produce the weekly poetry broadcast, and learn about lighting, sound, and videography while earning class credit.

By storing videotapes and props for Wee Poets, Shurgard plays an important supporting role in this award-winning program.

Still another Storing For Hope organization that helps children is found up the coast in Portland, Oregon, where Rose City residents Mike and Wendy Thompson turned their personal tragedy into a heart-warming win for kids fighting cancer.

After they lost their four-year-old daughter, Molly, to liver cancer, the Thompsons organized Miles From Molly, an annual bike, walk, and fun run that raises contributions for the Children's Cancer Association in Portland. The CCA uses the donations to support families, bring music into hospitals, and fill the special wishes of young cancer patients.

Over the past five years, more than 2,000 runners, walkers, and cyclists have raised more than $100,000 for the Children's Cancer Association by taking part in Miles From Molly. Shurgard's role in staging the day-long festivities includes storing the tables, banners, canopies, T-shirts, and supplies that help the event run smoothly.

Not all Storing For Hope organizations do work that tugs at your heartstrings. Some, like Orchestra Atlanta, are literally plucking other strings. Along with the five symphonic concerts staged each year at the Roswell Cultural Arts Center, Orchestra Atlanta holds a summer music camp to give budding musicians the opportunity to receive instruction from masters at their instruments.

A Shurgard storage center in greater Atlanta lends its support by giving the orchestra a place to store percussion instruments, music stands, gift shop merchandise, and business records.

Although Shurgard set up the Storing For Hope program in 2001 to genuinely help out the communities where it does business, project manager Bob Blauvelt realizes that some shareholders may wonder how smart it is to give away space that might otherwise produce revenue.

Blauvelt explains that Shurgard tends to donate space in storage centers that have excess capacity, and charities are usually limited to a six-month commitment to give the company flexibility to return space to the rental pool.

"It's truly a win-win," he says. "Nonprofits are able to use our storage space so they can save their dollars for more urgent needs. At the same time, we strengthen our reputation in the community and introduce more people to Shurgard's quality of service."

Organizations interested in receiving donated space apply online at the Shurgard Web site. The applications are reviewed by staff members who then notify the recipients.

Sometimes, though, there's no time to wait for approvals. This past December, in the Seattle suburb of Redmond, the Marymoor Museum

Project Linus, after the lovable blanket-toting character in Charles Schulz's *Peanuts* comic strip, the volunteer group had grown to more than 300 chapters around the country.

Knowing this was exactly the kind of work she had to do, Roberts formed her own charity, Project Linus NJ. Since it's not affiliated with the national Project Linus, Roberts's group is a self-contained success story of 3,000 kind souls who do their good work with a little help from Shurgard.

At Project Linus NJ, volunteers knit and sew blankets, hats, mittens, booties, and stuffed toys, which are then donated to hospitals, shelters, fire and police departments, and other organizations that give aid to children.

Some volunteers, like Jean Zarsky of Lakewood, New Jersey, have turned blanket-making into a full-time job. The 89-year-old Zarsky lives in a retirement home, where her one-bedroom apartment is stuffed with fabric, yarn, and three industrial-size sewing machines. The retired seamstress has crocheted and sewn more than 700 blankets since joining Project Linus NJ in 1999, and supplies every scrap of material that goes into her creations. Ever considerate, Zarsky sews during the day and crochets at night so she won't disturb her neighbors.

Another volunteer who has discovered the rejuvenating effects of making blankets is Olive Julian, 101. The centenarian Middletown resident has crocheted preemie blankets for the past three years, and has Storing For Hope program. The company provided more than 100,000 square feet of space to nonprofits during 2002 as part of its commitment to community service.

Some organizations turn their free storage space into a staging area for clothing, toy, and food drives, while others use Shurgard to hold supplies and files, freeing up office space for more staff and volunteers.

The availability of clean and secure extra space has attracted some of the country's best-known service organizations to Shurgard. Boys and Girls Clubs, the American Red Cross, Habitat for Humanity, the American Cancer Society, the National Multiple Sclerosis Society, and Ronald McDonald House are all Storing For Hope "customers."

Dozens of local nonprofits round out the Storing For Hope roster. While their names aren't always well-known, the services they provide are often indispensable.

In Seattle, an organization known as Treehouse gives foster children back a piece of their childhoods by letting them do the things "regular kids" get to do. Treehouse might pay for swimming lessons, underwrite Girl Scouts dues, or cover the cost of renting a flute to play in the school band.

Seeing firsthand that these seemingly small, ordinary things simply weren't affordable to many foster parents, a group of Child Protective Service caseworkers founded Treehouse in 1988. In addition to funding December, in the Seattle suburb of Redmond, the Marymoor Museum of Eastside History learned that it had to vacate its home in the turn-of-the-century Clise Mansion. The cash-strapped King County Parks Department, owner of the mansion, announced plans to turn the former hunting lodge into a revenue-producing facility for private and corporate events.

With only three months' notice, the museum found itself scrambling to figure out where to store a Model T, a living room-size plow, an antique outboard motor, and some 10,000 other artifacts. "Thankfully, Shurgard came to the rescue, and we're grateful," recounts Eden Toner, the museum's executive director.

While the rarest and most valuable items in the collection are stored at places the museum understandably doesn't disclose, box after box of relics of Northwest history are temporarily off display at a Seattle-area Shurgard. "Given the urgency of the situation, we thought it made sense to take care of the museum's storage needs now and fill out the Storing For Hope paperwork later," explains Shurgard's Blauvelt.

"Helping people who are in a time crunch and under some stress is something we deal with every day at Shurgard," says Blauvelt. "Normally our customers aren't trying to store anvils, 19th-century racing canoes, or old hand-operated water pumps, but we're here to lend a hand and make the process go smoothly just the same."

JustForFun

Collect the words that describe the things people collect and then start solving!



DOWN

1 Letters valuable if from the famous
2 Some collect packages, not contents
3 Type of collected soldiers
5 *Early photographs*
6 Manufactured goods
8 Fiestaware country of origin
9 *Tobaciana* collectors like White [illegible]
12 Teeth from one are collectible
13 Collectible car from 50s and 60s
16 Sold by collectible penny machines
17 Goods from homes are [illegible] items
22 Cream [illegible] Wheat packages are sought
26 A Montblanc or Waterman is collectible

ACROSS

[illegible]
19 [illegible]
20 Novelty [illegible] some collect
21 [illegible] from 20s and 30s
23 [illegible]
24 [illegible] of defunct railroad
25 [illegible] collector's items
27 Valuable fruit crate art
28 Items from this Model T are valued
29 [illegible] of this material collected

CROSSWORD SOLUTION



ABOVE AND BEYOND

Small deeds demonstrate big hearts

ANOTHER FORM OF FLORIDA SUNSHINE

For the past four years, Shurgard stores in Florida have done a good deed that spreads rays of hope throughout the world. Before the holidays, all 39 Shurgard locations in the Sunshine State opened their doors as drop-off centers for "The Shoebox Ministry," a drive to collect shoeboxes filled with donated toiletries, clothing, and small toys for needy children in 110 countries.

During the 2002 drive, Shurgard employees helped fill 19,599 shoeboxes and delivered them to the main collection site, confirming that good things truly do come in small packages.

HAVE STORAGE, WILL TRAVEL

One of the selling points of Shurgard Storage To Go is that you can load and unload the roomy storage containers almost anywhere. What works for homeowners also proved handy for charities looking for a little temporary storage space.



SHURGARD

During 2002, Shurgard To Go donated the containers that appeared outside Seattle's Seahawks Stadium where they served as collection points for the U.S. Marines' Toys for Tots drive. They popped up again during the Seattle Marathon as supply depots at water and nutrition stops. Some containers have even been converted to mobile recycling centers by Seattle Public Utilities to keep litter down at street fairs and public festivals.

THE MEANS OF SUPPORT WERE QUITE VISIBLE

In London, Sales Manager **Allison Parslow,** Area Manager **Kerry Sabine,** and assistant manager of the Croydon store, **Anne Schroeder,** took to the streets dressed in hand-decorated bras and running tights to benefit England's Breast Cancer Charities.



The trio joined 10,000 other bra-clad power-walkers on May 11, 2002 to earn funds pledged to them by friends and colleagues. At the end of the 13-mile, 4-hour midnight stroll, Shurgard's super-walkers had raised £500, or about $730—a sizable show of support in the financial department.

BOXING FOR AIDS

When Fort Worth District Manager **Joe Bailey** and Sales Representative **Laura Gray** heard that the Tarrant County Samaritan House was planning a move, they got moving as well.

Knowing the good work of the Fort Worth organization in supplying housing, medical care, job training, and placement assistance for people with HIV and AIDS, Bailey and Gray wanted to get Shurgard involved.

They started by offering temporary storage space for donated building materials and furnishings that would later make their way to the new Samaritan House. Then the pair started to collect boxes and packing supplies for the move. All 11 Fort Worth Shurgard stores got involved, asking their customers to donate packing boxes they no longer needed.

On moving day, Shurgard's Fort Worth team delivered hundreds of boxes, armloads of packing materials, and a generous supply of appreciation for the worthy efforts of Samaritan House.



Shurgard Finance

2002 ANNUAL REPORT

JUST THE FACTS
C7 Complete financial statements and notes

Chuck Barbo, chairman and CEO, has some very certain ideas about what it takes to succeed in spite of a difficult world economy—and why bringing self storage, Shurgard style, to Europe makes more sense than ever. We shared coffee with him in Brussels to hear the latest.

Man with a plan

What brings you to Europe this trip?

I'm spending time with our European investment partners, the Shurgard Europe board, Bruno Roqueplo, our new president here, and Dave Grant, who has headed our efforts in Europe since 1996.

Are things going well for Shurgard here?

Definitely. We increased our number of stores by a third during 2002. Our customer base grew by 30 percent. Same store rental revenue was up 16 percent over 2001, while same store net operating income took a 26 percent leap. We also plan to open our 100th European store during 2003, and enter our seventh country—Germany. Since we contend with an economy in Europe that is every bit as thorny as what we face in the U.S., what we've been able to accomplish and plan is rather remarkable.

What's more, I firmly believe we're just scratching the surface of the potential for storage that exists on this continent. Even if the need for storage in Europe is ultimately only half of what it is in the U.S., there would still be room for 30 times the number of storage centers than are in business here today.

Are you as pleased with the company's performance in the U.S. in 2002?

I'd certainly say so, although some people might look at the numbers and come to a different conclusion.

We showed a 1.8 percent increase in same store net operating income for the year, which is probably the most meaningful measure of the state of our business. At those same stores, we also turned in a 3.1 percent increase in average rental rates over the year. And our stock price held up well during a tough year for the market. We started the year at $31.85 and ended it at $31.34.

Those numbers say pretty clearly that we had a flat-to-slightly positive year. So you might ask, "why would you be pleased with that?"

My answer is that this has been an incredibly difficult year in the stock market, in the U.S. economy, and for business in general. The S&P 500 was down 22 percent, the Nasdaq Composite was down 30 percent, and the Dow Jones Industrials were down nearly 16 percent. At the same time, business failures were at their highest level since

How does "Expect more" bring more customers to Shurgard?

We developed the "Expect more" brand position in 2001 to differentiate ourselves from our competitors. We know it's not easy for consumers to tell one storage place from another, so we felt it was crucial to say "no matter what you expect the normal level of service to be in the storage industry, we're going to try to take it one notch higher at Shurgard."

To keep "Expect more" from just being hollow words, we've made four service commitments to prove that customers *should* expect more here.

We now promise to always have carts available, to complete the rental paperwork in 10 minutes if a new customer is in a hurry, to provide live customer service 24 hours a day, and to refund one month's rent any time we fail to meet a customer's storage needs.

We're already seeing how these "Expect more" commitments give the customer who's not quite sure where to store that little extra push into taking space at Shurgard.

Is there more to "Expect more?"

Yes, there is. Along with the service promises, all new customers will soon receive a coupon book they can use throughout their stay with us. Some of the coupons are for free packing supplies and other merchandise, while others encourage referral business and upgrades to larger or climate-controlled spaces.

We hope the customer will see the coupon book as an incentive—potentially worth hundreds of dollars—to rent from Shurgard instead of a competitor, and we see it as a way to build add-on sales and repeat business.

There's also the intangible side of "Expect more." I'm constantly urging our people to remember that "Expect more" isn't just a slogan or a sign on the wall. It's a mindset. It's a day-in, day-out attitude where you strive to amaze every single customer.

It sounds like you're looking to marketing and sales to help you maximize business. What else is happening?

Two things are at the top of my list, and they both involve our leadership team. First, Dave Grant, who has headed our organization here in Europe for seven years, will return to the U.S. in August 2003 to

unparalleled track record at expanding a network of stores, building a brand, and then taking that brand overseas.

I don't think I need to elaborate on the astronomical success and growth of Starbucks. Howard was right in the middle of that, as he was in charge of their retail stores for years before becoming president of Starbucks International. Obviously, Howard's experience is terribly relevant to our business.

The same is true of Annika. Her specialty is information technology, and we can immediately take advantage of her experience. We have a long list of technology initiatives brewing, and can benefit from the advice she'll have for us.

Howard and Annika join our other board members to create a truly formidable panel of experts we can call on who know business, real estate, and retailing inside and out.

As you look ahead, how do you think Shurgard will be affected if the economy continues to drag its feet?

We already *have* been affected, and that's why we're placing so much attention on our plans to sharpen our sales techniques. In this economic environment, we have to make sure we're mining the maximum potential from what's out there.

Fortunately, the storage industry has some built-in resilience that emerges in times like these. In a recession—I'm sorry to say—people lose their jobs, companies close offices and stores, and families move to smaller, more economical homes. All these forces can generate a need for storage.

Another point in Shurgard's favor is that our company is very geographically diversified. While some parts of the country—or the world, for that matter—have been hit harder than others, no single area represents a large percentage of our total portfolio.

I think you also have to remember that this downturn likely won't last forever. But whether it ends in

LearnMore:

You'll find more information about some of the news and people Chuck Barbo discusses in his interview throughout this annual report:

At the same time, business failures were at their highest level since the early 1990s. So in my book, to have a flat-to-slightly positive year in the face of all that *is* a *significant achievement*.

Can we say you're content with the company's results?

You're talking to someone who has never been content, no matter how well we've done.

So while I'd say we can feel good about posting positive results in a brutal economy, we shouldn't feel like our work is done. The task in front of us—and it's a major one—is to make sure we are extracting every last penny from our operations.

In these times, a company *has to be at the top of its game in terms* of reducing expenses, encouraging efficiency, and building demand, even though customers may seem harder to come by.

So what are some of the things Shurgard is doing?

The number one priority in our 2003 business plan is to increase our conversion rate—that is, to get as many people as possible who contact us to actually step forward and become customers.

To make that happen we've embarked on an ambitious company-wide sales training program. We're requiring everyone who comes into contact with prospective customers to certify their telephone selling skills, so they can feel more confident about closing the sale.

As part of this effort, we've also appointed a new leader for our *24-hour sales and service center* to make sure we're maximizing the revenue impact of the thousands of calls we receive there each month.

Finally, we've rolled out our "Expect more" service promises to every store in our system as a way of giving our people something very tangible to sell over our competitors.

in Europe for seven years, will return to the U.S. in August 2003 to serve as president and chief operating officer of Shurgard.

Dave is a *tremendous results-oriented leader*, and he's especially strong at team-building, real estate, and the nuances of store operations.

He's certainly shown these strengths here where he's built a team of smart, motivated people—most of whom were completely new to the storage business. Together, they've built nearly 100 first-class stores, brought in thousands of customers, and created a culture of success.

I want Dave to not only lend his experience to our U.S. operations, but also build a platform for the cross-pollination of ideas between the U.S. and Europe, so we're always putting the best operating practices to work.

So you're looking for more idea-sharing between the U.S. and Europe?

That's exactly it, and we have a great opportunity to make that happen. With Dave Grant coming back to the U.S., the door opened for us to bring in Bruno Roqueplo, who has all kinds of experience at running large-scale retail operations.

While he's the president of Shurgard in Europe, he is fully prepared to lend his knowledge wherever it's needed, and his experience is considerable.

He headed up Toys R Us in Canada, was the CEO of Castorama, a major home center chain in France, and was also a director in Turkey for Carrefour, a huge European supermarket chain. We've never before had this sort of retail expertise and talent at our disposal.

You mentioned there were two leadership changes. What's the second?

Well, as you may know, Howard Behar and Annika Andrews have joined our board of directors as part of a move to add more directly applicable experience to our brain trust.

With Howard, we're bringing someone onto our board with an

last forever. But whether it ends in a month or a decade, we're going to stick with the plan that we've followed since day one.

We'll continue to look for great building sites—not ones down a side street that happen to already be zoned for storage. We'll continue *to build quality storage centers, rather than cut corners*. And we'll continue to look for great, service-oriented people, because they are truly the heart of our business.

Anything of interest in your crystal ball?

What's most interesting to me is to see us make progress on our "back to basics" initiatives of improving the way we handle phone calls, increasing the number of inquiries we convert to sales, and speeding up the occupancy cycle of new stores. There's really nothing of greater importance in our plan for the year ahead than to make sure we excel at our core business.

I'm also as excited as I've ever been about where this company is going. Bringing Bruno Roqueplo onto the team in Europe should take *what is already an opportunity-filled business and propel it to the next* level. Having Dave Grant return to the U.S. as president will inject some new vitality into our domestic business. Adding the great stores and people at Morningstar to the Shurgard family is another terrific boost for us. And as I mentioned, we've made some very key additions to our board.

So in some respects I'd have to say these are the best of times at Shurgard. While the performance we gauge by percentages and dollar signs wasn't stellar in 2002, on the most important measures—having satisfied customers, dedicated employees, trusted partners, and supportive *shareholders—I'd say we had a banner year.*



International inquiries: Chuck Barbo fields questions about Shurgard's pioneering efforts to bring self storage to Europe from Frank Boot, Shurgard Europe's marketing director. They're meeting, appropriately, at the site of another retailing innovation, Brussels's Galeries Royales St. Hubert. The 1847 building is said to be Europe's first shopping arcade.

Management's Discussion & Analysis

2002 ANNUAL REPORT

OVERVIEW

Shurgard Storage Centers, Inc. is a REIT headquartered in Seattle, Washington, specializing in all aspects of the self storage industry. As of December 31, 2002, we operated a network of 560 storage centers and two business parks located throughout the United States and in Europe. Of these properties, we own or lease, directly and through our subsidiaries, joint ventures and European investment, 534 operating properties containing approximately 34.0 million net rentable square feet. Of the 534 operating properties, 438 are located in 21 states in the U.S. and 96 are located in Europe. We also manage for third parties, 28 self storage centers containing approximately 1.6 million net rentable square feet. Self storage properties offer low-cost, easily accessible storage space for personal and business uses.

Our investment objective is to maximize shareholder value through internal growth and through the acquisition and development of additional self storage properties. We believe that the experience of our management team in acquiring, developing and operating self storage properties, our geographic diversification and our emphasis on quality will enhance our ability to achieve this objective.

Our mission is to be the global leader in storage products and services. We believe we can obtain this goal by focusing on providing exceptional customer service and the highest quality products to our customers.

During 2002, we opened or acquired 61 domestic storage centers directly or through joint ventures. Additionally, our European investment opened 24 developments during 2002.

As part of our focus on providing the highest quality products to our customers, we look for locations that are in populated retail areas. When entering a market, to create customer awareness, we seek dominant locations within specific three to five mile trade areas that are highly visible and accessible in retail corridors. Through multiple locations of this kind within a metropolitan area, we establish brand recognition as well as economies of scale in operating our stores. In most markets, we seek to own at least 15 stores in order to realize these efficiencies. To further enhance brand recognition, we strive to achieve a uniform look to our properties through the use of signage, color schemes, quality of the building and our trademark "lighthouse" office design in new developments.

The following discussion of operations provides comparative financial information and discussion of each of the areas of growth, including Segment Performance, Ownership and Leasing Arrangements, European Operations and Other Real Estate Investments. Also included is a discussion of Capital Expenditures, Financing Transactions, Off Balance Sheet Transactions, Short- and Long-Term Liquidity and Funds From Operations.

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words "believes," "anticipates," "projects" and similar expressions are intended to identify forward-looking statements regarding financial performance. ACTUAL RESULTS MAY DIFFER MATERIALLY DUE TO UNCERTAINTIES INCLUDING THE RISK THAT CHANGES IN ECONOMIC CONDITIONS IN THE MARKETS IN WHICH WE OPERATE, AND/OR COMPETITION FROM NEW SELF STORAGE FACILITIES OR OTHER STORAGE ALTERNATIVES MAY CAUSE RENT TO DECLINE AND MAY CAUSE OCCUPANCY RATES TO DROP, OR MAY CAUSE DELAYS IN RENT UP OF NEWLY DEVELOPED PROPERTIES, THE RISK THAT NEW DEVELOPMENTS COULD BE DELAYED OR REDUCED BY ZONING AND PERMITTING REQUIREMENTS OUTSIDE OF OUR CONTROL, INCREASED COMPETITION FOR DESIRABLE SITES, CONSTRUCTION DELAYS DUE TO WEATHER, UNFORESEEN SITE CONDITIONS, LABOR SHORTAGES, PERSONNEL TURNOVER, SCHEDULING PROBLEMS WITH CONTRACTORS, SUBCONTRACTORS OR SUPPLIERS, AND THE RISK THAT WE MAY EXPERIENCE INCREASES IN THE COST OF LABOR, TAXES, MARKETING AND OTHER OPERATING AND CONSTRUCTION EXPENSES, AND THE RISK THAT TAX LAW CHANGES MAY CHANGE THE TAXABILITY OF OPERATING AND CONSTRUCTION EXPENSES, AND THE RISK THAT TAX LAW CHANGES MAY CHANGE THE TAXABILITY OF FUTURE INCOME AND INCREASES IN INTEREST RATES MAY INCREASE THE COST OF REFINANCING LONG TERM DEBT, AND OUR ALTERNATIVES FOR FUNDING OUR BUSINESS PLAN MAY BE IMPAIRED BY THE ECONOMIC UNCERTAINTY DUE TO THE IMPACT OF WAR OR TERRORISM, AND OUR INTEREST IN SHURGARD EUROPE MAY BE ADVERSELY IMPACTED IF THAT ENTITY IS UNABLE TO COMPLETE FORMATION AND FUNDING OF ITS CONTEMPLATED DEVELOPMENT JOINT VENTURES WE MAY ALSO BE AFFECTED BY LEGISLATION OR CHANGES IN REGULATIONS OR INTERPRETATIONS REGARDING CERTAIN ACCOUNTING STANDARDS APPLIED TO OUR OPERATIONS AND CERTAIN EXISTING FINANCIAL AND JOINT VENTURE STRUCTURES OF THE COMPANY. Other factors that could affect our financial results are described below and in Item 1 (Business) of Annual Report on Form 10-K. Forward-looking statements are based on estimates as of the date of this report. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements reflecting new estimates, events or circumstances after the date of this report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

SAME STORE RESULTS[1]

(dollars in thousands except average rent)	YEAR ENDED DEC 31			YEAR ENDED DEC 31		
	2002	2001	% CHANGE	2001	2000	% CHANGE
REAL ESTATE OPERATIONS REVENUE	$ 231,350	$ 227,776	1.6%	$ 210,277	$ 197,786	6.3%
DIRECT OPERATING AND REAL ESTATE TAX EXPENSE [2]	67,658	65,627	3.1%	59,521	57,727	3.1%
NOI	163,692	162,149	1.0%	150,756	140,059	7.6%
INDIRECT OPERATING AND LEASEHOLD EXPENSE [3]	13,080	14,220	-8.0%	13,062	13,266	-1.5%
NOI AFTER INDIRECT OPERATING AND LEASEHOLD EXPENSE	$ 150,612	$ 147,929	1.8%	$ 137,694	$ 126,793	8.6%
AVG. ANNUAL RENT PER SQ.FT. [4]	$ 11.80	$ 11.44	3.1%	$ 11.39	$ 10.82	5.3%
AVG. SQ.FT. OCCUPANCY	85%	87%		87%	87%	
TOTAL NET RENTABLE SQ.FT.	21,346,000	21,346,000		19,700,000	19,700,000	
NO. OF PROPERTIES	330	330		304	304	

(1) Table includes the total operating results of each store regardless of our percentage ownership interest in that store.
(2) Includes all direct property and real estate tax expense. Does not include any allocation of indirect expense.
(3) Indirect operating expense includes certain shared property costs such as bank fees, district and corporate management, purchasing, national contracts personnel and marketing, as well as certain overhead costs allocated to property operations such as business information technology, legal services, human resources and accounting. Does not include internal real estate acquisition cost or abandoned development expense. Indirect operating expense is allocated to stores based on number of months in operation during the period. Indirect operating and leasehold expense includes leasehold expense of $1.2 million, $1.1 million and $1.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.
(4) Average annual rent per square foot is calculated by dividing actual rent collected by the average number of square feet occupied during the period.

economic conditions and rate reductions being offered by various competitors as they attempt to compensate for these market factors. Despite the declining trends during 2002, we have begun to see some encouraging signs in early 2003. Average rental rates rose in January and February for the first time in nine months. Additionally, for the first time in more than a year, occupancy for the month of February was higher than the previous year. While it is still too early to conclude that these results indicate a turnaround, they are noteworthy and may signal that we are hitting the bottom of the cycle.

In response to decreasing demand and increasing competition, we have been examining our marketing and sales programs to identify areas for potential improvement. During the spring and summer of 2001, we reorganized our national sales center, and during 2002, we realigned our direct sales team to achieve lower overhead and retain the highest performing representatives. As a result of this, as well as additional training of store management personnel, abandonment ratios by our sales and customer service representatives dropped significantly during 2002 and closing ratios increased. During the fourth quarter we began to see some recovery in our occupancy declines evidenced by a decreasing deficit over the prior year, from 200 basis points in the first quarter to 100 basis points in the fourth quarter of 2002. This allowed us to increase rates in some of our markets which reduced the rate deterioration we had been experiencing during 2002.

Direct operating expenses increased 3.1% from 2001 to 2002, consistent with the change from 2000 to 2001. This increase in direct operating expenses in 2002 compared to 2001 was primarily due to increases in personnel, real estate taxes and cost of goods sold offset by decreases in utilities. Direct operating expenses increased 3.1% from 2000 to 2001 as the expenditures for marketing and sales campaigns implemented during 2000 annualized.

Additionally, decreased indirect operating expenses resulted in an increase in NOI after indirect costs of 1.8% for 2002 compared to 8.6% for 2001. This decrease in indirect expenses for 2002 is the result of economies of scale achieved by spreading certain fixed costs over a greater number of stores, as well as holding total indirect expenses flat during 2002. The decrease from 2000 to 2001 is the result of economies of scale realized by operating a larger number of stores in 2001, as well as increased marketing, sales and technology expenses incurred during 2000 that leveled off during 2001. Our definition of indirect operating expense includes certain shared property costs such as bank fees, district and corporate management, purchasing, national contracts personnel and marketing, as well as certain over-

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of Presentation: The consolidated financial statements include the accounts of Shurgard and our subsidiaries. All inter-company balances and transactions have been eliminated on consolidation. We consolidate the accounts of those subsidiaries or joint ventures in which we have effective control as evidenced by, among other factors, a majority interest in the investment and the ability to cause a sale of assets. All investments in joint ventures that do not qualify for consolidation, but in which we exercise significant influence and do not have effective control, are accounted for under the equity method and are included in other real estate investments.

Derivatives: We evaluate the effectiveness of derivatives at inception and on a quarterly basis for those hedges that do not qualify for the use of the short-cut method. Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our cash flow hedging strategy. We are also hedging our exposure to the variability in future cash flows for forecasted transactions in connection with the purchase option for properties in the Tax Retention Operating Lease. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.

Financing Arrangements: We accounted for sales of certain storage centers in which we have continuing involvement, as defined in Statement of Financial Accounting Standards (SFAS) No. 66, "Accounting for Sales of Real Estate," as financing arrangements (See Note H to our Consolidated Financial Statements). We use the effective interest rate method using estimated future cash flows in determining the amortization of participation rights. This estimate is evaluated each period and is sensitive to both amount and timing of cash flows and projected purchase price. Estimated amount and timing of distributions is based on projected property operating cash flows. Estimated amount and timing of purchase price is based on projected stabilized net operating income and our estimate of when each property will reach stabilization. During 2002, we reduced the participation rights for CCP/Shurgard $6.4 million based on our re-evaluation of the projected cash flows of these properties and the projected timing of our joint venture partner's exercise of their put option. This reduction in participation rights was accounted for as a change in estimate and will reduce amortization of participation rights in future periods.

Deferred Tax Asset: Shurgard TRS Inc. (Shurgard TRS), a wholly owned subsidiary, is a taxable REIT subsidiary and is subject to corporate level tax. Shurgard Storage to Go, LLC (STG), Shurgard Preferred Partners, SS Income Plan and Storage Line Management are wholly owned subsidiaries of Shurgard TRS. These entities have accumulated tax losses primarily attributable to net operating loss carryforwards from STG that will expire beginning in 2017, temporary differences in fixed assets and operating losses (See Note L to our Consolidated Financial Statements). When determining the necessary amount, if any, of valuation allowance on the deferred tax asset, we estimate projected future taxable income from all sources to determine whether it is more likely than not that we will realize the tax asset in its entirety. No valuation allowance has been recorded for 2002.

SEGMENT PERFORMANCE

When managing our real estate assets, we evaluate performance in two segments. The first segment, Same Stores, represents those storage centers and business parks that are not in the rent up stage and for which historical information is available. The second segment, New Stores, represents those storage centers recently acquired or developed for which performance is measured primarily based on original investment expectations. We evaluate all stores on the same basis regardless of ownership interest in the property. The following sections discuss the performance of these segments for domestic properties.

Same Stores: In 2002, we continued our focus on increasing net operating income (NOI) from our existing real estate assets. The primary way we analyze our performance is to measure year over year improvements in Same Store operating results. Our definition of Same Stores includes existing stores acquired prior to January 1 of the previous year as well as developed properties that have been operating for a full two years as of January 1 of the current year. Please note that our definition of Same Stores results in the addition of stores each year as new acquisitions and developments meet the criteria for inclusion, and that we then include these stores in the previous year's comparable data. Other storage companies may define Same Stores differently, which will affect the comparability of the data. The table in the following column summarizes Same Store operating performance as defined at December 31, 2002 and 2001.

NOI has risen over the last three years due to increases in revenue, which is a function of changes in rental rates and occupancy. While the storage business is seasonal, spring and summer being peak occupancy periods, the year over year trends from 2000 to 2002 reflect general market changes. Revenue gains from 2001 to 2002 resulted from rate increases and were offset by occupancy decreases while the gain from 2000 to 2001 resulted primarily from rate increases.

During 2002, we experienced a decrease in demand evidenced by a decrease in recorded inquiries at the stores. Occupancies dropped two and half percentage points from January through April and, in order to stop this erosion, we began to make rate concessions. Although the average rate for the year is up 3%, quarterly trends show that this increase is the result of a 5.4% increase in the first quarter followed by a slow erosion of rates from May through December. Despite these rate adjustments, our seasonal occupancy increase that normally occurs over late spring and summer was not as significant as most years and we continued to lag 2001 occupancy levels. Although we believe that the quality of our storage centers as well as our geographic diversity helps mitigate the impact to us of competition in individual markets, like most other businesses, we are subject to the effects of general economic conditions. We believe that the downward pressure in both occupancies and rates in many of our markets is due to corporate management, purchasing, national contracts personnel and marketing, as well as certain overhead costs allocated to property operations such as business information technology, legal services, human resources and accounting.

We believe that, given the current economic environment, revenue growth will be in the 1% to 3% range with expense growth at approximately 5%, resulting in NOI growth in the 0% to 2% range. These expectations regarding growth constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act and are based on several assumptions. If any of these assumptions are not satisfied or prove to be incorrect, actual results could differ materially from those indicated in the forward-looking statements. The risks and uncertainties that may cause these assumptions and this forward-looking statement to prove to be incorrect include the risks that implementation of the business plan, including marketing and sales initiatives, will not be successful and that our earnings, expenses or revenues may be affected by other factors, such as the risk that changes in economic conditions in the markets in which we operate, competition from new self storage facilities or other storage alternatives may cause rents to decline, and may cause occupancy rates to drop, or may cause delays in rent-up of newly developed properties. The risk that new developments could be delayed or reduced, the risk that we may experience increases in the cost of labor, taxes, marketing and other operating and construction expenses and the risk that tax law changes may change the taxability of future income and increases in interest rates may increase the cost of refinancing long term debt, and our alternatives for funding our business plan may be impaired by the economic uncertainty due to the impact of war or terrorism, and our interest in Shurgard Europe may be adversely impacted if that entity is unable to complete formation and funding of its contemplated development joint ventures. We may also be affected by pending legislation or changes in regulations or interpretations regarding certain accounting standards applied to our operations and certain of our existing financial and joint venture structures.

New Stores: Our definition of New Stores, as shown in the table below, includes existing domestic facilities that had not been acquired or leased as of January 1 of the previous year as well as domestic developed properties that have not been operating a full two years as of January 1 of the current year. The following table summarizes New Store operating performance as defined at December 31, 2002 and 2001.

NEW STORE RESULTS 2002 AND 2001 (1)

(dollars in thousands)	ACQUISITIONS YEAR ENDED DEC 31		DEVELOPMENTS YEAR ENDED DEC 31		TOTAL NEW STORES YEAR ENDED DEC 31	
	2002	2001	2002	2001	2002	2001
REAL ESTATE OPERATIONS REVENUE	$15,944	$ 1,847	$20,035	$11,416	$35,979	$13,263
DIRECT OPERATING AND REAL ESTATE TAX EXPENSE (2)	6,143	601	11,282	6,845	17,425	7,446
NOI	9,801	1,246	8,753	4,571	18,554	5,817
INDIRECT OPERATING AND LEASEHOLD EXPENSE (3)	2,657	736	2,986	1,967	5,643	2,703
NOI AFTER INDIRECT OPERATING AND LEASEHOLD EXPENSE	$ 7,144	$ 510	$ 5,767	$ 2,604	$12,911	$ 3,114
NO. OF PROPERTIES	56	8	52	35	108	43
NO. OF PROPERTY MONTHS (4)	405	35	515	340	920	375

(1) Table includes the total operating results of each store regardless of our percentage ownership interest in that store.
(2) Includes all direct property and real estate tax expense. Does not include any allocation of indirect expense.
(3) Indirect operating expense includes certain shared property costs such as bank fees, district and corporate management, purchasing, national contracts personnel and marketing, as well as certain overhead costs allocated to property operations such as business information technology, legal services, human resources and accounting. Does not include internal real estate acquisition cost or abandoned development expense. Indirect operating expense is allocated to stores based on number of months in operation during the period. Indirect operating and leasehold expense includes leasehold expense for each of the categories as follows:

INDIRECT OPERATING AND LEASEHOLD EXPENSE

(dollars in thousands)	ACQUISITIONS YEAR ENDED DEC 31		DEVELOPMENTS YEAR ENDED DEC 31		TOTAL NEW STORES YEAR ENDED DEC 31	
	2002	2001	2002	2001	2002	2001
INDIRECT OPERATING EXPENSE	$ 1,420	$ 114	$ 1,802	$ 1,127	$3,222	$ 1,241
LEASEHOLD EXPENSE	1,237	622	1,184	840	2,421	1,462
	$2,657	$ 736	$ 2,986	$ 1,967	$5,643	$ 2,703

(4) Represents the sum of the number of months we operated each property during the year.

NEW STORE RESULTS 2001 AND 2000[1]

(dollars in thousands)	ACQUISITIONS YEAR ENDED DEC 31		DEVELOPMENTS YEAR ENDED DEC 31		TOTAL NEW STORES YEAR ENDED DEC 31	
	2001	2000	2001	2000	2001	2000
REAL ESTATE OPERATIONS REVENUE	$ 5,949	$ 2,197	$25,299	$13,226	$31,248	$15,423
DIRECT OPERATING AND REAL ESTATE TAX EXPENSE (2)	2,111	805	11,654	7,103	13,765	7,908
NOI	3,838	1,392	13,645	6,123	17,483	7,515
INDIRECT OPERATING AND LEASEHOLD EXPENSE (3)	1,059	175	2,802	1,769	3,861	1,944
NOI AFTER INDIRECT OPERATING AND LEASEHOLD EXPENSE	$ 2,779	$ 1,217	$10,843	$ 4,354	$13,622	$5,571
NO. OF PROPERTIES	16	8	58	40	74	48
NO. OF PROPERTY MONTHS (4)	133	52	582	366	715	418

(1) Table includes the total operating results of each store regardless of our percentage ownership interest in that store.
(2) Includes all direct property and real estate tax expense. Does not include any allocation of indirect expense.
(3) Indirect operating expense includes certain shared property costs such as bank fees, district and corporate management, purchasing, national contracts personnel and marketing, as well as certain overhead costs allocated to property operations such as business information technology, legal services, human resources and accounting. *Does not* include internal real estate acquisition cost or abandoned development expense. Indirect operating expense is allocated to stores based on number of months in operation during the period. Indirect operating and leasehold expense includes leasehold expense for each of the categories as follows:

INDIRECT OPERATING AND LEASEHOLD EXPENSE (dollars in thousands)	ACQUISITIONS YEAR ENDED DEC 31		DEVELOPMENTS YEAR ENDED DEC 31		TOTAL NEW STORES YEAR ENDED DEC 31	
	2002	2001	2002	2001	2002	2001
INDIRECT OPERATING EXPENSE	$ 622	$ —	$ 889	$ 544	$1,511	$ 544
LEASEHOLD EXPENSE	437	175	1,913	1,225	2,350	1,400
	$1,059	$ 175	$2,802	$1,769	$3,861	$ 1,944

(4) Represents the sum of the number of months we operated each property during the year.

Increases from year to year in NOI for the new store portfolio reflect the greater number of properties and, correspondingly, property months for the periods presented. Although this increase gives some indication of how much of our overall NOI growth results from new stores, we do not regard it as a good method of evaluating the performance of assets within this segment. Rather, we use other methods, including primarily comparisons of actual results to targeted NOI for the appropriate period from opening or at maturity. The performance of our domestic acquisitions and developments are discussed in the sections that follow.

Domestic Acquisitions: We continue to seek acquisition opportunities for high quality storage centers that meet our investment standards. We typically target our acquisitions to generate a yield of 9% to 11% once they have reached stabilization. We have limited our efforts to pursue only those storage centers that enhance our existing network of stores or allow us to establish significant market presence in new markets (i.e. establish greater market presence or expand an established market to create greater economies of scale). The operating results of our acquisitions are discussed below.

The following table summarizes our acquisition activity from 2000 to 2002.

ACQUISITIONS	2002	2001	2000
NO. OF PROPERTIES	48	8	7
SQUARE FEET AVAILABLE	3,554,000	537,000	368,000
DECEMBER 2002 OCCUPANCY	70%	79%	96%

During 2002, we purchased four individual storage centers totaling 197,500 net rentable square feet for $9.0 million. These properties are in the following locations: two in Indiana, one in Maryland and one in Florida. The average occupancy of these stores is 80%. The December 2002 yield on these four storage

projects will total approximately 810,000 net rentable square feet with an estimated total cost of $73.6 million. All but one of these stores was developed through the tax retention operating leases (see **OFF BALANCE SHEET TRANSACTIONS**).

Of the thirteen stores opened in 2001, four of these were developed through the tax retention operating leases (See **Tax Retention Operating Leases** under **OFF BALANCE SHEET TRANSACTIONS**), one was developed through our Florida joint venture, one was developed through our Oklahoma joint venture and the remaining seven were developed by Shurgard directly. The 2001 developments together generated $1.9 million in NOI for the 12 months of 2002. For the month of December 2002, these developments had NOI of $154,000, which represents 27% of projected monthly NOI at maturity, and averaged 60% occupancy after an average of 15 months of operations.

Three of the storage centers opened in 2000 were developed through our Tennessee and Florida joint ventures. Additionally, 18 were developed by Shurgard and contributed to CCP/Shurgard Venture, LLC (CCP/Shurgard). The 2000 developments together generated $6.3 million in NOI for the 12 months of 2002. Of these 21 stores, nine opened in the fourth quarter of 2000. For the month of December 2002, these developments had NOI of $522,000, which represents 52% of projected monthly NOI at maturity, and averaged 70% occupancy after an average of 28 months of operations. These stores are facing strong competition in their markets and are leasing up slower than expected, resulting in revenues for 2002 that were approximately $1.2 million below budget. Additionally, many of these stores have experienced higher than anticipated expenses primarily in the category of real estate taxes. We are aggressively contesting these through appeals. Although we expect to be able to reach our revenue goals for these properties in the long run, our stabilized yield will be below the targeted yield if we are unsuccessful in our real estate tax appeals.

OWNERSHIP AND LEASING ARRANGEMENTS

We have various ownership and leasing arrangements with respect to properties included in our Same Store and New Store portfolios. The table below includes information as of and for the year ended December 31, 2002 that identifies the proportion of Same Store and New Store results attributable to each of these various arrangements. The following tables include 100% of the cost, operating results and other information presented regardless of our percentage ownership interest in that property. Each of the categories presented is discussed in greater detail in sections following the table.

(in thousands except number of properties)	NO. OF PROPERTIES	NET RENTABLE SQ. FT.	GROSS BOOK VALUE	REVENUE	NOI	LEASE EXPENSE
SAME STORE						
WHOLLY OWNED OR LEASED (1)	290	18,887	$1,036,653	$ 204,987	$ 145,259	$ 1,170
DEVELOPMENT FINANCING JOINT VENTURE (2)	3	204	16,497	2,177	1,459	51
CONSOLIDATED JOINT VENTURES (3)	16	957	61,264	12,973	9,703	—
UNCONSOLIDATED JOINT VENTURES (4)	21	1,298	73,399	11,213	7,271	3
TOTAL SAME STORE	330	21,346	$1,187,813	$ 231,350	$ 163,692	$ 1,224
NEW STORE						
WHOLLY OWNED OR LEASED (1)	20	1,309	$ 87,709	$ 9,443	$ 4,946	$ 1,311
DEVELOPMENT FINANCING JOINT VENTURE (2)	18	1,136	89,642	10,131	5,282	600
CONSOLIDATED JOINT VENTURES (3)	42	3,214	111,025	10,761	7,052	—
UNCONSOLIDATED JOINT VENTURES (4)	8	445	31,051	3,133	1,709	126
TAX RETENTION OPERATING LEASES (5)	20	1,268	—	2,511	(435)	384
TOTAL NEW STORE	108	7,372	$ 319,427	$ 35,979	$ 18,554	$ 2,421

(1) Includes owned and leased properties in which we have a 100% interest other than those included under Tax Retention Operating Leases.
(2) Includes properties developed by CCP/Shurgard.
(3) Includes properties in which we own an interest less than 100% but that are consolidated in our financial statements.
(4) Includes properties that are not consolidated in our financial statements because we own less than 100% and do not exercise control.
(5) Includes properties operated, acquired or developed through the tax retention operating lease arrangements.

The tables below include our pro rata portion of cost, operating results and other information for our consolidated and unconsolidated joint venture properties.

RANGE OF	NET RENTABLE	GROSS BOOK

in Florida. The average occupancy of these stores is 80%. The December 2002 yield on these four storage centers is 12% (calculated as December 2002 NOI annualized divided by the purchase price).

Additionally, we began leasing an additional four storage centers through the tax retention operating lease facility totaling 283,500 net rentable square feet. These properties are in the following locations: one in Indiana, one in California, one in Illinois and one in Florida. The average occupancy of these stores is 35%, which is below our projected stabilized occupancy as all of these stores were newly built and are still in rent-up. Although renting up slower than expected, we believe that general economic conditions are contributing to this and we still expect them to reach projected returns.

On June 26, 2002, we purchased for $62 million a 74% interest in Morningstar Storage Centers, LLC (Morningstar), which owns and operates 40 storage centers in North Carolina and South Carolina that consist of 3,073,000 net rentable square feet. The 40 existing storage centers include seven sites with pre-identified expansion opportunities and nine sites with continued development potential. We have also entered into an agreement with certain members of Morningstar to form one or more joint ventures for the purpose of developing and operating high quality self storage properties in North and South Carolina. The properties owned by the entity and the properties to be developed in the joint ventures will be managed by the members of Morningstar through an affiliated entity. Of the 40 stores, 16 stores are still in rent-up. Occupancy for these 40 stores is 72%. (See Note D to our Consolidated Financial Statements). We have a preferential return on this portfolio that is currently yielding us 8.4% (calculated as our preferred return divided by the purchase price).

During 2001, we purchased four storage centers totaling 234,000 net rentable square feet for $19.3 million. Two of these properties are located in California and two are in Michigan. The December 2002 yield on the four properties we purchased is 10% (calculated as December 2002 NOI annualized divided by the purchase price).

Additionally, in 2001 we began leasing an additional four storage centers totaling 303,000 net rentable square feet located in Florida, California, Illinois and Michigan. Three of the four properties leased were leased through the tax retention operating lease and one of these properties was acquired through a long-term lease of the land and building. The three properties leased through the tax retention operating lease averaged 60% occupied at December 31, 2002. One of these stores is facing stronger than expected competition and, as a result, is renting up significantly slower than expected.

During 2000, we purchased 7 stores for $24.9 million one of which is located in California and six of which are located in Texas. We sold one of these stores in 2002. As of December 31, 2002, occupancy in the remaining six stores averaged 96% and rates averaged $11.07. These properties have a December 2002 yield of 12% (calculated as December 2002 NOI annualized divided by the purchase price), which is greater than projected at the time of purchase. The operating results of the 2000 acquisitions are included in Same Store Results for 2002 and in New Store Results for 2001. We can give no assurance that the projections noted above regarding the acquisitions will occur. Actual occupancy levels and rates could be lower if we experience competition from other self storage properties and other storage alternatives in close proximity to our storage centers. Actual yields may also be lower if major expenses such as property taxes, labor and marketing, among others, increase more than projected. See **Risk Factors** in (Item 1) **Business** of this Annual Report on Form 10-K.

Domestic Development: Our long-term growth plan includes development of new storage centers in markets in which we currently operate. This is primarily due to our focus on maintaining high quality standards and consistent building design to develop brand awareness. Implementation of this development strategy through early 2001 focused on internally financed projects developed primarily through development financing joint ventures. During 2001, we changed to a new method of implementing this growth strategy through build-to-suit, tax retention operating leases under which we have an option to purchase the related properties (see **Tax Retention Operating Leases** under **OFF BALANCE SHEET TRANSACTIONS**).

The following table summarizes our domestic development activity from 2000 to 2002.

DEVELOPMENTS

(dollars in millions)	2002	2001	2000
NO. OF PROPERTIES	13	13	21
PROPERTY COST	$73.6	$57.9	$98.3
SQUARE FEET AVAILABLE	810,000	802,000	1.3 MILLION
DECEMBER 2002 OCCUPANCY	32%	60%	70%
DECEMBER 2002 NOI AS A PERCENTAGE OF PROJECTED NOI AT MATURITY		27%	52%

We typically target yields for developments at 11% to 12%. Yield is calculated as projected annualized NOI divided by the total invested cost. We can give no assurance that the projections noted above regarding the development projects will occur. Actual occupancy levels and rates could be lower if we experience competition from other self storage properties and other storage alternatives in close proximity to our developments. Actual yields may also be lower if major expenses such as property taxes, labor and marketing, among others, increase more than projected. See **Risk Factors** in (Item 1) **Business** of this Annual Report on Form 10-K. As a result of the addition of new joint venture development partners, and the business trends and economic conditions that we are experiencing in some of our markets, during 2002 we reduced our internal development staff by fourteen.

We opened thirteen domestic storage centers during 2002, and, when all phases are complete, these

CONSOLIDATED/UNCONSOLIDATED JOINT VENTURES

(in thousands except percentages)	RANGE OF OWNERSHIP	RENTABLE SQ FT	BOOK VALUE	REVENUE	NOI	LEASE EXPENSE
SAME STORE						
CONSOLIDATED JOINT VENTURES	79-99%	884	$55,359	$11,854	$ 8,844	$ —
UNCONSOLIDATED JOINT VENTURES	50-90%	1,073	$61,135	$ 9,190	$ 5,935	$ 3
NEW STORE						
CONSOLIDATED JOINT VENTURES	38-99%	2,235	$78,328	$ 7,849	$ 5,216	$ —
UNCONSOLIDATED JOINT VENTURES	50-90%	350	$24,667	$ 2,506	$ 1,388	$101

Wholly Owned or Leased: Substantially all of our storage centers are owned directly or through wholly owned subsidiaries. Additionally, as of December 31, 2002, we operate 15 properties that are subject to land or building leases requiring non-contingent rent payments.

Development Financing Joint Ventures: In order to expand our development capacity, broaden our access to capital and minimize the effect of the rent-up deficit on funds from operations (FFO, see **FUNDS FROM OPERATIONS**), we have pursued alternative financing options. In connection with this initiative, we formed four joint ventures, SFPI in May 1998 with Fremont Storage Partners I, SFPII in March 1999 with Fremont Storage Partners II, Shurgard/K&S I, LLC in October 1999 with K&S Storage, LLC and CCP/Shurgard, as referenced above, in May 2000 with an affiliate of JP Morgan Partners. Under these joint venture agreements, we constructed storage centers financed through the use of cash flows provided by operations and our line of credit and, on completion, contributed those storage centers to the joint ventures. At the time of contribution, we were reimbursed to the extent our historical cost plus negative cash flow prior to the transfer exceeded our pro rata portion of required equity (calculated as total required funding less amounts provided from financial institutions multiplied by our ownership percentage). We either retain an option to purchase the storage centers from the joint venture or the joint venture has a right to put those storage centers to us at a future date. The purchase price is calculated as the greater of (a) that amount necessary to provide a specified return on the partners' contributed capital (12% in the case of CCP/Shurgard) or (b) annualized NOI divided by 9.25%. As a result of this option or put, we have continuing involvement with these joint ventures and do not recognize the contribution of the storage centers as a transfer in ownership for financial reporting purposes. We account for these joint ventures as financing arrangements and, as such, recognize all activities related to those properties in our financial statements. Additionally we recognize a participation rights liability and a related discount on the underlying liability for the estimated fair value of our partners' share of the estimated option purchase price. The discount is amortized over the term of the related agreement. During 2001, we exercised our option to acquire our joint venture partner's interest in three of the four joint ventures for a total of $69.4 million. These were accounted for as a reduction in participation rights liability.

As of December 31, 2002, we include the operations of 21 storage centers owned through CCP/Shurgard, a joint venture in which we own a 20% legal interest. Due to the details of the property contribution and purchase option related to this joint venture described above, we account for this joint venture as a financing arrangement and include all of the operating results of the properties in our financial statements. These properties are subject to $66.3 million in mortgage debt. During 2002, we re-evaluated our estimate of the option price, the projected timing of our joint venture partner's exercise of their put option and the related expected cash flows. These changes were accounted for as a change in estimate, reduced gross participation rights, and subsequent amortization of participation rights. The effect of this change in estimate decreased gross participation rights by $6.4 million and increased income before extraordinary items and net income by $3.4 million in 2002 by reducing amortization from the comparable 2001 amount.

The following is a summary of the participation rights balances for the years ended December 31, 2002 and 2001:

PARTICIPATION RIGHTS

(in thousands) DEC 31	2002	2001
GROSS PARTICIPATION RIGHTS	$ 49,842	$ 65,431
PARTICIPATION RIGHTS DISCOUNT	(2,370)	(17,777)
PARTICIPATION RIGHTS, NET OF DISCOUNT	$ 47,472	$ 47,654

Consolidated Joint Ventures: We operate four storage centers owned through a joint venture with a California developer. Under our agreement with this developer, it purchases sites in southern California and constructs storage centers on them according to our specifications. On completion of the rent-up period, the storage centers are purchased by a joint venture. Prior to such purchase, we have no ownership in the properties and accordingly, they are not included in any discussions in our operating results. The developer's interest in the joint venture is based on a predetermined formula and the fair value of the property at contribution. During 1999, the joint venture purchased one of the completed storage centers for $3.1 million; during 2000 the joint venture purchased an additional completed storage center for $11.0 million; and during 2001, the joint venture purchased two of the completed storage centers for $13.4 million. At December 31, 2002, we had guaranteed $20.4 million in outstanding debt for three properties related to this agreement.

Additionally, we have two partnerships with institutional investors that own 12 storage centers and two joint ventures that own two storage centers. Our ownership in these joint ventures ranges from 79% to 99%.

Included in our consolidated financial statements is our purchase of a 74% interest in Morningstar, which owns 40 storage centers in North and South Carolina. This acquisition was made on June 26, 2002, and the results of operations of these storage centers are included in our consolidated financial statements commencing on that date. We have entered into an agreement with Morningstar members to form one or more joint ventures for the purpose of developing and operating high quality self storage properties in North and South Carolina. The properties owned by the entity and the properties to be developed in the joint ventures will be managed by the members of Morningstar through an affiliated entity using Shurgard management systems and standards.

At the time of the purchase of Morningstar, we entered into a management services agreement with Morningstar Property Management, LLC. They will manage the properties in North Carolina and South Carolina for a property management fee equal to the greater of $1,000 per property or 4.25% of the gross revenues of each property.

Unconsolidated Joint Ventures: The 29 properties in unconsolidated joint ventures have been developed primarily through our Florida and Tennessee joint ventures. Our ownership interests range from 50% to 90%, and we do not exercise effective control because all major decisions require the agreement of both parties. These joint ventures have assets with a gross book value of $104.5 million and debt of $66.1 million secured by the storage centers. Our pro rata ownership in the assets is $85.8 million and our pro rata interest in the debt of these joint ventures is $53.8 million, $15.1 million of which debt we have guaranteed.

Tax Retention Operating Leases: The following table summarizes the properties and obligations under these Tax Retention Operating Leases as of December 31, 2002.

TAX RETENTION OPERATING LEASES

(dollars in millions)	NUMBER OF PROJECTS	ESTIMATED COMPLETED COST OF PROJECTS[1]	TOTAL COST TO DATE AS OF DEC 31, 2002[2]	OPTION PRICE	RESIDUAL GUARANTEE
OPERATING PROPERTIES [3]	21	$129.9	$117.7	$117.7	$102.4
CONSTRUCTION IN PROGRESS [4]	8	$61.9	$27.3	$24.9	$21.6
LAND PURCHASED PENDING CONSTRUCTION [5]	7	$47.0	$13.1	$11.9	$10.3
TOTAL	36	$238.8	$158.1	$154.5	$134.3

(1) The actual completed cost of these projects could vary due to delays during construction caused by weather, unforeseen site conditions, labor shortages, personnel turnover, scheduling problems with contractors, subcontractors or suppliers, or resource constraints.
(2) Includes amounts for which we have not yet been reimbursed as construction agent.
(3) We have subleased the operations of one property to a third party in which we have no ownership. Therefore, the operating results of this property are not included in our discussion of operating properties.
(4) We have subcontracted out the construction agent responsibilities for 2 of these properties to an affiliate.
(5) We have subcontracted out the construction agent responsibilities for 1 of these properties to an affiliate.

As of December 31, 2002, we leased 36 properties under a leasing arrangement (see **Tax Retention Operating Leases** under **OFF BALANCE SHEET TRANSACTIONS**) that terminates in February 2005. Each lease includes a purchase option and a residual lease guarantee. As of December 31, 2002, we are operating 20 of these storage centers and have subleased the operations of one additional storage center to a third party. We are engaged as construction agent on 12 properties that are under construction with an additional three properties under construction for which we have subcontracted the construction management to an affiliate.

As of December 31, 2002, the 21 operating properties under the tax retention operating leases had total net rentable square feet of 1.3 million. Excluding the one property subleased to a third party, these properties generated $2.5 million in revenue in 2002 and NOI of ($435,000), which is approximately 24% and 36% ahead of pro forma for these stores for 2002, respectively. These properties had an average of 28% occupancy, with a rate of $9.37 per square foot after an average of seven months of operations.

In December 2002, we exercised our purchase option on three of the leased properties. During December 2002, these three properties generated $35,000 in NOI which represents 28% of projected monthly NOI at maturity. The yield on these three properties is projected to average 6.3% during 2003, as two of these properties are still in rent-up.

During 2001 we entered into three swaps to hedge the interest rate fluctuations of the projected cash flow associated with the future exercise of the purchase option for a portion of the properties in the tax retention operating lease. The swaps are recorded on the Balance Sheet at fair market value and adjusted each period through Other Comprehensive Income. As of December 31, 2002, our liability under the swaps is $9.2 million.

UNAUDITED CONDENSED FINANCIAL STATEMENTS OF SHURGARD EUROPE

(in thousands) YEAR ENDED DEC 31	2002	2001
BALANCE SHEET		
ASSETS		
STORAGE CENTERS		
LAND	$ 80,124	$ 53,623
BUILDINGS AND EQUIPMENT, NET	279,195	170,279
CONSTRUCTION IN PROGRESS	90,772	68,050
TOTAL STORAGE CENTERS	450,091	291,952
CASH AND CASH EQUIVALENTS	24,978	15,324
OTHER ASSETS	68,425	48,261
TOTAL ASSETS	$ 543,494	$ 355,537
LIABILITIES AND EQUITY		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 46,434	$ 42,524
NOTES PAYABLE TO SSCI	49,317	
LINES OF CREDIT	270,936	174,506
SUBORDINATED NOTES PAYABLE TO RELATED PARTIES	127,620	91,870
TOTAL LIABILITIES	494,307	308,900
SHAREHOLDERS EQUITY	49,187	46,637
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$ 543,494	$ 355,537
INCOME STATEMENT		
REVENUE		
REAL ESTATE OPERATIONS	$ 43,512	$ 26,526
OTHER	257	20
TOTAL REVENUE	43,769	26,546
EXPENSES		
OPERATING	39,144	29,498
DEPRECIATION AND AMORTIZATION	12,959	9,045
TOTAL EXPENSES	52,103	38,543
LOSS FROM OPERATIONS	(8,334)	(11,997)
OTHER INCOME (EXPENSE)		
INTEREST		
INTEREST ON NOTES TO RELATED PARTIES	(10,190)	(7,745)
INTEREST ON LOANS	(13,903)	(8,749)
NET LOSS BEFORE INCOME TAX BENEFIT	(32,427)	(28,491)
INCOME TAX BENEFIT	8,155	8,305
NET LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(24,272)	(20,186)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	—	(1,106)
NET LOSS	$ (24,272)	$ (21,292)

ORE RESULTS

(dollars in thousands except average rent)	YEAR ENDED DEC 31			YEAR ENDED DEC 31		
	2002	2001	% CHANGE [1]	2001	2000	% CHANGE [1]
REAL ESTATE OPERATIONS REVENUE	$ 23,153	$ 19,918	16.2%	$10,694	$ 9,140	17.0%
DIRECT OPERATING AND REAL ESTATE TAX EXPENSE [2]	6,880	7,063	-2.6%	3,116	3,240	-3.8%
NOI	16,273	12,855	26.6%	7,578	5,900	28.4%
INDIRECT OPERATING AND LEASEHOLD EXPENSE [3]	3,846	4,791	-19.7%	2,750	3,327	-17.3%
NOI AFTER INDIRECT OPERATING						

swaps is $9.2 million.

EUROPEAN OPERATIONS

European Business Summary: European operations are conducted through Shurgard Self Storage, SCA (Shurgard Europe), a joint venture in which we have a combined 7.57% direct and indirect equity interest. At December 31, 2002, Shurgard Europe was operating in Belgium, Sweden, France, the Netherlands, the United Kingdom and Denmark.

Since 1992, Shurgard Europe has tested the self storage product on local consumers and has tailored its product to meet the needs of European consumers. European consumers tend to live in more crowded population densities and smaller living spaces that make self storage an attractive option.

The self storage industry is not well established in much of Europe, and we believe this presents Shurgard Europe with the opportunity to become a dominant player throughout Western Europe. Although we are seeing other industry players entering the European markets, we believe that the supply being added to the market still leaves significant opportunity when compared to the overall size of the market. Shurgard Europe and its subsidiaries have established expansion plans that focus now in five markets: the Benelux region (which includes Belgium, Luxembourg and the Netherlands), France, Scandinavia (including Sweden and Denmark), the UK, and more recently Germany.

In order to take advantage of the market opportunity, Shurgard Europe continues to expand in Europe. Although the operations of existing stores are improving, this expansion will produce losses for the next two to three years as financing costs, start up losses from the additional stores and overhead costs necessary to carry out current expansion plans will continue to exceed operating income. The results of European operations are not consolidated in our financial statements, but rather our interest is accounted for under the equity method of accounting as we exercise significant influence over its operations through our control of 50% of the board of managers. The data included in the following discussion and tables reflect total European operations, not our pro rata percentage.

Our net loss from European operations, including our interest in Recom & Co. (see **OFF BALANCE SHEET TRANSACTIONS**), was $2.1 million, $2.0 million and $1.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. These results are reported under Expenses as "Loss from Other Real Estate Investments" in our Consolidated Statement of Net Income. Our portion of FFO losses, including our interest in Recom & Co., was $1.1 million, $1.3 million and $1.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. During 2003, we expect to increase our ownership interest to just over 50% (See **OFF BALANCE SHEET TRANSACTIONS**). The following tables include certain financial and operating information that illustrate the performance of Shurgard Europe. The data included in the following discussion and tables reflect total European operations, not our pro rata percentage.

SUMMARY OF EUROPEAN PROPERTIES

(dollars in millions)	OPERATING PROPERTIES	TOTAL NET RENTABLE SQ.FT.(1)	ESTIMATED TOTAL COST(1)
BELGIUM	17	1,007,000	$ 63.6
FRANCE	23	1,241,000	108.8
NETHERLANDS	22	1,197,000	106.5
SWEDEN	20	1,127,000	93.8
DENMARK	4	215,000	22.8
UNITED KINGDOM	10	539,000	87.8
	96	5,326,000	$483.3

(1) Total net rentable square feet and estimated total cost when all phases are complete.

Unaudited Condensed Financial Statements of Shurgard Europe: See table in following column.

European Same Store Operations: The definition for European Same Stores includes existing stores acquired prior to January 1 of the previous year as well as developed properties that have been operating for a full two years as of January 1 of the current year. The table in the following column summarizes Same Store operating performance as defined for the year ended December 31, 2002 and 2001.

Revenue increased 16.2% from 2001 to 2002 when translated at constant exchange rates. The increase in rental revenue for these stores is a result of a 7.8% increase in rates and a 6.6% increase in occupancy. Revenue growth in US dollars, when translated at the applicable average period rates, increased by 23% due to a change in currency exchange rates from the fourth quarter of 2001 to the same period in 2002. Decreases in indirect operating expense are the result of spreading certain fixed costs over more stores as our European network expands. The December 2002 yield for these stores was 12.7% (calculated as December 2002 NOI annualized divided by the cost).

In 2001, Shurgard Europe increased rental rates of Same Stores by an average of 3.1% while occupancy rose nine percentage points. These rate increases, as well as increases in occupancy, resulted in the 17% revenue increase from 2000 to 2001. Direct property expenses decreased 3.8% due to decreases in marketing expenses and certain real estate taxes. The decrease in indirect operating expenses is the result of spreading certain fixed costs over more stores as our European network expands.

EUROPEAN SAME STO[RES]

NOI AFTER INDIRECT OPERATING AND LEASEHOLD EXPENSE	$ 12,427	$ 8,064	54.1%	$ 4,828	$ 2,573	87.6%
AVG. ANNUAL RENT PER SQ.FT. (4)	$ 16.60	$ 15.40	7.8%	$ 13.10	$ 12.70	3.1%
AVG. SQ.FT. OCCUPANCY	81%	76%		84%	75%	
TOTAL NET RENTABLE SQ.FT.	1,612,000	1,612,000		934,000	934,000	
NO. OF PROPERTIES	28	28		16	16	

(1) Amounts have been translated from local currencies using the average exchange rate for 2002 for the 2002 to 2001 comparison and using the average exchange rate for 2001 for the 2001 to 2000 comparison.
(2) Includes all direct property and real estate tax expense. Does not include any allocation of indirect operating expense.
(3) Indirect operating expense includes certain shared property costs such as district and regional management, national contracts personnel and marketing, as well as certain overhead costs allocated to property operations such as business information technology, human resources and accounting. Does not include internal real estate acquisition cost or abandoned development expense. Indirect operating expense is allocated to stores based on number of months in operation during the period.
(4) Average annual rent per square foot is calculated by dividing actual rent collected by the average number of square feet occupied during the period.

European Development: The table in the following column summarizes European developments by country during the past three years.

EUROPEAN DEVELOPMENTS

(dollars in millions)	NUMBER OF PROPERTIES	ESTIMATED TOTAL COST(1)	TOTAL NET RENTABLE SQ.FT. WHEN ALL PHASES ARE COMPLETE
OPENED IN 2002			
BELGIUM	2	$ 5.9	101,000
FRANCE	7	36.3	376,000
UNITED KINGDOM	3	30.0	163,000
NETHERLANDS	7	34.6	368,000
SWEDEN	3	15.6	151,000
DENMARK	2	11.9	106,000
	24	$134.3	1,265,000
OPENED IN 2001			
BELGIUM	1	$ 3.1	51,000
FRANCE	5	27.5	280,000
UNITED KINGDOM	2	18.5	102,000
NETHERLANDS	9	40.9	485,000
SWEDEN	6	26.8	315,000
DENMARK	2	10.9	110,000
	25	$127.7	1,343,000
OPENED IN 2000			
FRANCE	7	$ 33.7	407,000
UNITED KINGDOM	2	17.2	95,000
NETHERLANDS	5	24.5	284,000
BELGIUM	3	12.0	186,000
SWEDEN	2	9.8	123,000
	19	$ 97.2	1,095,000

(1) The actual completed cost of these projects are reported in U.S. dollars and could vary due to delays during construction caused by weather, unforeseen site conditions, labor shortages, personnel turnover, scheduling problems with contractors, subcontractors or suppliers, or resource constraints. (See **Item 1 Business–Risk Factors**.)

During 2002, Shurgard Europe opened 24 storage centers with an estimated total cost of $134.3 million and net rentable square feet of 1.3 million when all phases are complete. The average occupancy at the end of December 2002 was 13.8% after an average of 3.1 months of operations. These storage centers generated $1.6 million of negative NOI for the year ended December 31, 2002.

The 25 storage centers that Shurgard Europe opened in 2001 have an estimated total cost of $127.7 million and will have net rentable square feet of 1.3 million when all phases are complete. The average occupancy at the end of December 2002 was 47.5% after an average of 16 months of operations. These storage centers generated $1.4 million of NOI for the year ended December 31, 2002.

The 19 storage centers that Shurgard Europe opened in 2000 have an estimated total cost of $97.2 million and will have net rentable square feet of 1.1 million when all phases are complete. The average occupancy at the end of December 2002 was 67.9% after an average of 27 months of operations. These storage centers generated $7.2 million of NOI for the year ended December 31, 2002. For the month of December 2002 theses stores generated $783,000 in NOI which represents 71.4% of their stabilized NOI.

In addition to the above completed developments, Shurgard Europe currently has another three storage centers under construction. The following table summarizes European development projects in progress at December 31, 2002.

EUROPEAN NEW DEVELOPMENTS

(dollars in millions)	NUMBER OF PROJECTS	ESTIMATED COMPLETED COST OF PROJECTS(1)	TOTAL COST TO DATE AS OF DEC. 31, 2002
NEW DEVELOPMENTS			
FRANCE	1	$5.5	$5.5
UNITED KINGDOM	1	$8.9	$6.2
SWEDEN	1	$4.4	$1.3

(1) The actual completed cost of projects could vary due to delays during construction caused by weather, unforeseen site conditions, labor shortages, personnel turnover, scheduling problems with contractors, subcontractors or suppliers, or resource constraints. (See **Item 1 Business-Risk Factors**.)

RELATED PARTY TRANSACTIONS

On May 27, 2002, we entered into a subscription agreement to purchase up to $50 million of three year 9.75% payment-in-kind cumulative preferred bonds to be issued at the option of Shurgard Europe. Pursuant to the subscription agreement, Shurgard Europe may issue up to $50 million of these preferred bonds to us during the first two years of the three-year commitment term. If Shurgard Europe issues more than $40 million in bonds during the first 12 months, it has the option of increasing our total notional subscription to $75 million. Interest is payable on the bonds at the end of each quarter in cash or through an issuance of additional bonds. The bonds issued to pay interest can be issued above the commitment amount. Shurgard Europe has two one-year options to extend the three year redemption date of the bonds. Shurgard Europe must redeem the bonds on the redemption date, or may redeem at anytime prior to the redemption date, on paying us 115% of the face value of the outstanding bonds plus accrued and unpaid interest. *The subscription agreement entitles us to a commitment fee of 0.5% and a struc-*turing fee of 1.5% of the initial commitment of $50 million, as well as an unused fee equal to 100 basis points of the undrawn amount payable in arrears on an annual basis. These fees are being recognized as revenue using the effective interest method over the extended term of the bonds. As of December 31, 2002, $49.3 million of bonds had been issued to us and we have recorded $1.4 million in interest income. The terms of the bonds provide that the parties will treat the bonds as an equity investment in Shurgard Europe for federal income tax purposes.

We provide property management services to affiliates including marketing, maintenance, management information systems, access to our call center and management of on-site personnel. Management fees from related parties were $454,000, $393,000 and $250,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

CONSOLIDATED STATEMENT OF INCOME

Income before extraordinary items increased from 2001 to 2002 due to increased income from operations, as well as a decrease in the amortization of participation rights discount and interest on loans related to our development activity. The increase from 2000 to 2001 is primarily due to the gain from sale of property and increased performance from store portfolio offset by increased participation rights amortization.

Real estate operations revenue rose from 2001 to 2002 as a result of factors discussed under **SEGMENT PERPFORMANCE**. In addition to the expenses identified under **SEGMENT PERPFORMANCE**, operating expenses include internal acquisition costs and development expenses related to discontinued efforts of $1.5 million, $765,000 and $376,000 for 2002, 2001 and 2000, respectively. Direct and indirect operating expenses of $3.4 million and $2.6 million for our containerized storage operations beginning June 30, 2001 are included in operating expenses for 2002 and 2001, respectively. We incurred $4.5 million and $2.2 million in expenses related to our role as construction agent for Storage Centers Trust (SCT) during 2002 and 2001, respectively. All other amounts are included in NOI after indirect operating and leasehold expenses and are discussed in **SEGMENT PERPFORMANCE**.

Other revenue increased from 2001 to 2002 due to the receipt during 2002 of $5.7 million in developer fees related to expense reimbursements in our role as construction agent for the tax retention operating leases (see **Tax Retention Operating Leases** under **OFF BALANCE SHEET TRANSACTIONS**) during 2002 versus $2.2 million in 2001, as well as $3.2 million of revenue from our containerized storage operations which we began consolidating June 30, 2001, and $766,000 of income from our tenant insurance program. Other revenue increased from 2000 to 2001 due to $2.2 million in expense reimbursements related to our role as construction agent for SCT (see **Tax Retention Operating Leases** under **OFF BALANCE SHEET TRANSACTIONS**), as well as $2.0 million of revenue from our containerized storage operations (see **Containerized Storage Operations** under **TAXABLE REIT SUBSIDIARY OPERATIONS**).

Depreciation and amortization increased from 2001 to 2002 and from 2000 to 2001 due to an

of this transaction, we began consolidating STG in our financial statements as of the date of the purchase of the shares. Operating results prior to June 2001 are accounted for under the equity method. The amount in other real estate investments for 2001 includes the first six months of operations prior to consolidation (See **Containerized Storage Operations** under **TAXABLE REIT SUBSIDIARY OPERATIONS**).

Unconsolidated Joint Ventures: We have 29 properties in joint ventures in which our ownership interests range from 50% to 90%, and over which we do not exercise effective control because all major decisions require the agreement of both parties. These joint ventures generated $9.0 million in NOI for 2002 compared to $7.6 million in 2001. As of December 31, 2002, we had invested a total of $29.4 million in these joint ventures net of income. Additionally, we have guaranteed certain joint venture loans totaling *$15.1 million. Performance related to stores developed through these joint ventures is included in the* appropriate tables and section discussions (**Same Stores**, **Domestic Acquisitions** or **Domestic Development**) under **SEGMENT PERPFORMANCE**.

Participating Mortgages: As of December 31, 2001, we had $2.6 million invested in a participating mortgage loan. We received contingent interest payments from the mortgaged property equal to 50% of both operating cash flow and distributions from the gain on sale of real property, in accordance with the terms of the applicable agreement. We received $639,000 and $422,000 in the years 2001 and 2000 in contingent interest in connection with agreements related to the five properties. In December 2001, we purchased four of the five properties at a cost of $13.8 million, including $10.3 million outstanding under the participating mortgage. We purchased the fifth property in February 2002. Operating results for the five properties are included in same store results for 2000 through 2002.

European Operations: Our net loss from European operations, including our interest in Recom & Co. (see **OFF BALANCE SHEET TRANSACTIONS**), was $2.1 million, $2.0 million and $1.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. Our European investment owns 96 stores in six countries. These properties generated $18.5 million in NOI in 2002 compared to $9.6 million in 2001 and $3.6 million in 2000.

TAXABLE REIT SUBSIDIARY OPERATIONS

Containerized Storage Operations: Since 1996 we have invested in STG, a Washington corporation whose business is to provide services ancillary to self storage, including but not limited to containerized storage services. We originally owned five percent (5%) of the Series A Common Stock in STG and 75% of non-voting, Series B Common Stock for a combined economic interest of 71.25%. In June 2001, we purchased for $57,000 the remaining 95% of the Series A Common stock of STG that was formerly owned by certain of our current and former key employees. At that time, we converted our $16 million note receivable to equity and began consolidating STG in our financial statements.

In March 2001, the Board of Directors decided to close the Chicago containerized storage operations. We incurred *approximately $285,000 in expenses related to this closing. In April 2001, we opened a new* warehouse in Orange County, California to take advantage of business opportunities in the Southern California market. Despite a new, more aggressive advertising approach, the Orange County warehouse failed to rent up as expected. In the fourth quarter of 2001, based on poor performance outlooks, we decided to close both the Orange County and Atlanta warehouses. We accrued $2.4 million in costs for closing down operations in these two locations. The $2.4 million exit costs included estimates of the costs associated with subleasing the warehouses, lease termination fees for warehouses and equipment, severance costs, charges to prepaid expenses, estimated loss on sale of containers and estimated loss from operations during closing. During 2002, we charged $2.2 million to the liability. These costs consisted primarily of lease termination fees and costs necessary to relocate current customers incurred during 2002. We expect to have the exit plan completed during the first half of 2003.

Our losses, net of tax, related to STG for the years ended December 31, 2002, 2001 and 2000 were $558,000, $5.8 million and $1.8 million, respectively. The losses for 2001 include expenses accrued in the fourth quarter 2001 in connection with the closure of the Orange County and Atlanta warehouses discussed above, as well as $1.7 million in impairment of existing assets and goodwill. In connection with the warehouse closures discussed above, we performed an impairment analysis on the remaining assets and goodwill related to STG. Impairment expense was calculated as the difference between fair value, using the discounted cash flow method, and the book value. The goodwill impairment, asset impairment and exit cost accrual are recorded in "General, administrative and other" on the 2001 Consolidated Statement of Net Income.

Other: During 2002, we began a new tenant insurance program. Under this program, policies are issued and administered by a third party for a fee, the storage centers receive a cost reimbursement for handling certain administrative duties and SS Income Plan receives the profits, if any, of the policy. SS Income Plan reinsures for losses in excess of premiums collected. During 2002 we recognized $766,000 in revenue based on the excess of premiums over claims and administrative costs.

In December 2002, we contributed all inventory owned by us and our wholly-owned subsidiaries into SS Income Plan, a wholly owned subsidiary of Shurgard TRS, our taxable REIT subsidiary. Beginning in 2003, *all inventory sales will be conducted through this entity. We do not conduct any other material* taxable operations.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We adopted SFAS 133 effective January 1, 2001. We use interest rate swaps to fix a portion of our variable rate debt and fair value hedges to hedge the uncertainty of cash flows due to changes in LIBOR associated with purchase options for storage centers in the tax retention operating lease

Depreciation and amortization increased from 2001 to 2002 and from 2000 to 2001 due to an increased number of stores included in our consolidated financial statements over the same period of time. Beginning January 1, 2002, we ceased amortization of goodwill (see Note N to our Consolidated Financial Statements).

General and administrative expenses in 2002 include $1.9 million of expenses associated with the impairment of certain land held for sale. Excluding the effect of the impairment in 2002 and the effect of expenses associated with the closure of two containerized warehouses in 2001, general and administrative expenses increased from 2001 to 2002 by $709,000 or 8.3%. The increase from 2000 to 2001 includes expenses associated with the disposal of two containerized storage warehouses. Excluding the effect of the disposal of these warehouses, general and administrative expense increased $2.8 million primarily due to costs related to the restatement of our financial statements during 2001, the negotiations of certain joint venture agreements and increases in personnel and information technology expenses related to our growth. As a percentage of real estate operations revenue, these expenses decreased from 5.2% to 4.4% from 2001 to 2002 and increased from 2.5% to 5.2% from 2000 to 2001. Excluding the impact of the impairment and closure of these warehouses, general and administrative expenses as a percentage of revenue was 3.7%, 3.8% and 2.5% for 2002, 2001 and 2000, respectively.

Interest income and other in 2002 includes gain on sale of property of $942,000 and a one-time lease termination settlement of $1.8 million. During 2001 we recognized a gain on sale of property of $2.0 million. The increase from 2000 to 2001 is primarily due to the gain from sale of property.

Interest expense consists of two components: interest on loans and amortization of participation rights discount. Interest expense on line of credit and notes payable increased from 2000 to 2001 and again from 2001 to 2002 due to increases in the outstanding balances. This increase from 2001 to 2002 represents borrowings related to the purchase of a 74% interest in Morningstar and the development of new storage centers and acquisitions. Additionally, we capitalized interest related to the construction of domestic storage centers of $102,000, $1.3 million and $3.8 million in 2002, 2001 and 2000, respectively. In 2002, we reduced the participation rights liability associated with CCP/Shurgard by $6.4 million which resulted in decreased amortization for the second half of 2002. The amortization of participation rights discount increased from 2000 to 2001 due to the increase in the number of stores subject to participation rights and changes in the estimated cash flows related to those rights. (See Note H to our Consolidated Financial Statements.) Amortization of loan costs of $1.4 million, $2.1 million and $2.1 million is included in amortization expense for 2002, 2001 and 2000, respectively.

Minority interest increased from 2001 to 2002 which relates to the growing operations of our consolidated partially owned subsidiaries and the inclusion of the 26% non-controlled interest in Morningstar, as discussed previously. The increase from 2000 to 2001 is due to additional capital contributions from our California developer resulting in an increase in its ownership position.

Income tax benefit consists of the current year income tax benefit for Shurgard TRS, our taxable REIT subsidiary, including its subsidiaries: STG since its consolidation beginning June 2001, SS Income Plan, our tenant insurance program, and other taxable subsidiaries (See **TAXABLE REIT SUBSIDIARY OPERATIONS**). The net operating losses carried forward for STG and the operating losses from other taxable subsidiaries, are offset by income from the other entities. The reduction in our tax benefit from 2001 to 2002 is due to the recognition of $766,000 in taxable income from SS Income Plan.

During 2002, we received approximately $738,000 as an adjustment to the purchase price of SFP II and we recorded a $1.2 million gain from the extinguishment of participation rights, both of which are recorded as early extinguishment of debt. Finally, with the early extinguishment of a mortgage note payable, a loss on early extinguishment of debt of $164,000 was incurred. During 2001 we incurred $1.0 million in costs related to the early extinguishment of a $122.6 million note to a financial services company and $400,000 related to the early extinguishment of the mortgage financing for SFP II.

OTHER REAL ESTATE INVESTMENTS

The following table shows income (loss) from unconsolidated real estate investments for the years ended December 31, 2002, 2001 and 2000. All income and loss amounts reflect our pro rata ownership percentage and are reported under Expenses as "Loss from Other Real Estate Investments" in our Consolidated Statement of Net Income.

INCOME (LOSS) FROM OTHER REAL ESTATE INVESTMENTS

(in thousands)	YEAR ENDED DEC 31		
	2002	2001	2000
CONTAINERIZED STORAGE	$ —	$ (1,679)	$ (1,842)
UNCONSOLIDATED JOINT VENTURES	632	(1,083)	(1,668)
PARTICIPATING MORTGAGES	31	1,500	1,659
EUROPEAN OPERATIONS	(2,059)	(2,009)	(1,569)
TOTAL	$ (1,396)	$ (3,271)	$ (3,420)

Containerized Storage: STG, a containerized storage business, is wholly owned by Shurgard TRS, a taxable REIT subsidiary and is subject to corporate level tax. Prior to October 2002, STG operated as Shurgard Storage To Go, Inc, a separate taxable REIT subsidiary. In June 2001, we purchased all of the issued and outstanding shares of STG and converted our outstanding note receivable to equity. As a result options for storage centers in the tax retention operating lease.

The adoption of SFAS 133 on January 1, 2001 resulted in a cumulative reduction to Other Comprehensive Income (OCI) of $348,000. The reduction in OCI was attributable to losses on cash flow hedges. There was no net gain or loss recognized in earnings for the years ended December 31, 2002 and 2001 due to hedge ineffectiveness. Changes in the time value of an interest rate cap have been excluded from the assessment of hedge effectiveness, are reported in "Interest income and other" on the Consolidated Statement of Net Income, and were $17,000 and $126,000 for the year ended December 31, 2002 and 2001, respectively. Approximately $25,000 of OCI will be reclassified into earnings during the next twelve months through amortization.

In June 2001, the FASB issued SFAS 141, "Business Combinations." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. During 2002, we purchased a 74% interest in Morningstar which was accounted for as a purchase in compliance with SFAS 141.

In June 2001, FASB issued SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased on adoption of this statement. We implemented SFAS 142 on January 1, 2002. In connection with the adoption of this statement, and our annual evaluation, we evaluated our goodwill and determined that goodwill remaining on the books as of December 31, 2002 was not impaired. The remaining goodwill of $25 million has been determined to have an indefinite life and amortization of this goodwill ceased on adoption of this statement.

In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This statement is effective for us beginning in 2003. Adoption of FASB No. 143 is not expected to have a significant impact on our financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of business (as previously defined in that Opinion). SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. It retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of the impairment of long-lived assets to be disposed of by sale. SFAS 144 is effective for us in 2002. The adoption of SFAS 144 has not had a significant impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 4 required that gains and losses from extinguishment of debt be classified as an extraordinary item, if material. Under SFAS No. 145, extinguishment of debt is now considered a risk management strategy by the reporting enterprise and the FASB does not believe it should be considered extraordinary under the criteria in APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB Opinion No. 30. SFAS No. 145 will be effective for us beginning in 2003. On adoption, extinguishments of debt shall be classified under the criteria in APB Opinion No. 30. Amounts from 2002 and 2001 will be reclassified into Income from Operations on adoption of SFAS 145.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. On adoption, costs associated with exit or disposal activities will be recognized as incurred.

In November 2002, FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 (see Note V to our Consolidated Financial Statements).

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" which amended SFAS 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for periods ending after December 15, 2002. We have adopted the disclosure provisions of SFAS 148 and we account for stock-based compensation under APB No. 25, therefore, SFAS No. 148 will have no effect on our financial position, results of operations or cash flows. (See Note Q to our Consolidated Financial Statements.)

17

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" for entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FASB Interpretation No. 46 becomes effective for us beginning July 2003. It is reasonably possible that we will be considered the primary beneficiary of variable interest entities created prior to February 1, 2003, on adoption of FASB Interpretation No. 46, and therefore will be required to consolidate the assets and liabilities of these entities, which will have a material effect on our balance sheet and results of operations. (See Note J to our Consolidated Financial Statements and OFF BALANCE SHEET TRANSACTIONS).

We accounted for sales of certain storage centers in which we have continuing involvement, as defined in SFAS 66, Accounting for Sales of Real Estate, as financing arrangements. (See Note H to our Consolidated Financial Statements).

FUNDS FROM OPERATIONS

Funds from operations (FFO), pursuant to the National Association of Real Estate Investment Trusts' (NAREIT) October 1999, as amended in April 2002, White Paper on Funds from Operations, is defined as net income, calculated in accordance with generally accepted accounting principles (GAAP) including non-recurring events, except for those defined as "extraordinary items" under GAAP and gains and losses from sales of depreciable operating property, plus depreciation of real estate assets and amortization of intangible assets exclusive of deferred financing costs less dividends paid to preferred shareholders. We believe that because amortization of participation rights discount reflect our partners' increasing interests in unrecognized gains on depreciable operating properties (represented by the difference between the expected option price and our partners' contributions), it is consistent to add it back to net income. Contributions to FFO from unconsolidated entities in which the reporting entity holds an active interest are to be reflected in FFO on the same basis. We believe FFO is a meaningful disclosure as a supplement to net income because net income implicitly assumes that the value of assets diminish predictably over time while we believe that real estate values have historically risen or fallen with market conditions. FFO is not a substitute for net cash provided by operating activities or net income computed in accordance with GAAP, nor should it be considered an alternative indication of our operating performance or liquidity. In addition, FFO is not comparable to "funds from operations" reported by other REITs that do not define funds from operations in accordance with the NAREIT definition. The following table sets forth the calculation of FFO in accordance with the NAREIT definition:

FUNDS FROM OPERATIONS

(in thousands)	YEAR ENDED DEC 31		
	2002	2001	2000
NET INCOME	$ 67,632	$ 34,914	$ 32,307
GAIN ON SALE OF OPERATING REAL ESTATE	(942)	(2,044)	
EARLY EXTINGUISHMENT OF DEBT	(1,724)	1,445	
PREFERRED DISTRIBUTION	(14,695)	(15,098)	(8,750)
DEPRECIATION/AMORTIZATION	47,963	45,234	40,693
ADJUSTMENT TO DEPRECIATION/ AMORTIZATION FROM UNCONSOLIDATED JOINT VENTURES AND SUBSIDIARIES	3,294	3,339	3,310
DEFERRED FINANCING COSTS	(1,439)	(2,081)	(2,061)
AMORTIZATION OF PARTICIPATION RIGHTS DISCOUNT	4,824	16,876	11,262
FFO	$ 104,913	$ 82,585	$ 76,761

FFO for 2002 increased $22.3 million over 2001 FFO, which had increased $5.8 million over 2000. As previously discussed, this growth rate reflects the improved performance of the original portfolio of properties as well as the addition of properties over the past three years through acquisitions and developments. In 2003, assuming we grow Same Store NOI after indirect operating and leasehold expense at 0% to 3%, we directly finance new developments and we increase our interest in Shurgard Europe to just over 50%, we expect FFO to increase $8.3 million to $13.6 million. This expectation regarding FFO growth constitutes a forward-looking statement within the meaning of the Private Securities Litigation Reform Act and is based on several assumptions. If any of these assumptions are not satisfied or prove to be incorrect, actual results could differ materially from those indicated in the statement. The risks and uncertainties that may cause these assumptions and this forward-looking statement to prove to be incorrect include the risks that implementation of the business plan, including marketing and sales initiatives, will not be successful and that our earnings, expenses or revenues may be affected by other factors, such as the risk that competition from new self storage facilities or other storage alternatives may cause rents to decline, occupancy rates to drop, or delays in rent up of newly developed properties. We may experience approximately $50 million of the proceeds to redeem in full our 8.80% Series B Cumulative Redeemable Preferred Stock issued on April 16, 1997. Prior to the closing of the offering, we borrowed under our revolving credit facility to fund the balance of the $62 million purchase of the 74% interest in Morningstar. We repaid this borrowing with proceeds from the offering. In connection with the purchase of our interest in Morningstar, we acquired notes payable of $58.4 million with an aggregate fair value of $61.3 million and recorded a premium on these notes of $2.1 million (representing 74% of the difference between face value and fair value). These notes have various interest rates ranging from 3.74% to 9.05% per annum and mature between 2005 and 2012.

On July 24, 2002, we paid $1.2 million to pay off a mortgage note payable. In connection with the early extinguishment of this debt, we recorded prepayment penalties of $164,000.

On June 27, 2002, we paid $12.5 million to pay off a participating mortgage including $7.3 million in mortgage debt, $5.0 million in participation rights and $200,000 in prepayment penalties. In connection with the early extinguishment of this debt, we recorded a gain, net of prepayment penalties, of $1.2 million.

Shurgard-Resco L.L.C., a consolidated entity, borrowed $14.7 million in May 2002. The note matures June 1, 2012, is secured by 3 properties owned by Shurgard-Resco L.L.C., and has a fixed interest rate of 7.10% per annum.

In 2002 we entered into, and terminated, a fixed to variable rate swap for $50 million of the senior notes payable due in 2004. This hedge was designated as a fair value hedge. The gain or loss on the swap and the bonds are recognized in earnings and the carrying value of the bonds is adjusted accordingly. On August 20, 2002, we terminated these swaps at a gain of $2 million. This gain is being amortized to interest expense over the remaining life of the bonds using the effective interest rate method. As of December 31, 2002, the carrying value of the bonds was increased by $1.6 million.

In February 2001, we issued $200 million in senior unsecured notes (approximately $198.4 million in net proceeds) that bear interest at 7.75% and are due 2011. The notes require semi-annual interest payments due February 22 and August 22. Additionally, in February 2001, we raised $86.25 million (approximately $83.1 million in net proceeds) through the sale of 3.45 million shares of Series D Cumulative Redeemable Preferred Stock. These preferred shares require quarterly distributions of 8.75% per year and are callable at our option after five years, at a redemption price of $25 per share. In 2001, we raised net proceeds after offering costs of $76.0 million through the sale of 2.7 million shares of Class A Common Stock. Proceeds from these issuances were used to repay balances outstanding under our line of credit, to purchase the partnership interests noted above and to pay off our $122.6 million note payable prior to its maturity in June 2001. In connection with the payoff of the $122.6 million note payable, we incurred approximately $1 million in expense related to the early extinguishment of this debt.

During 2000, Shurgard/Fremont Partners II (SFPII) borrowed an additional $12.9 million under its non-recourse credit facility. On October 1, 2001, we exercised our option to acquire our joint venture partner's interest in SFP II for $37.7 million. This payment was accounted for as a reduction in participation rights (See Note H in our Consolidated Financial Statements). On September 28, 2001, we repaid the partnership's outstanding mortgage financing of approximately $62.3 million with proceeds from our common stock offering and incurred $409,000 in expenses in connection with the early extinguishment of this debt.

Additionally, during 2000, CCP/Shurgard obtained a non-recourse credit facility to borrow up to $67.7 million of which $66.3 million was outstanding as of December 31, 2002. The note matures December 2003, is secured by the 21 properties owned by CCP/Shurgard, and requires monthly payments of interest only at 275 basis points above LIBOR. We have an interest rate swap in effect that fixes the interest rate at 6.93%. CCP/Shurgard has the option to extend the maturity date for up to two consecutive additional one year periods.

SHORT-TERM AND LONG-TERM LIQUIDITY

Cash balances increased from $7.0 million at December 31, 2001 to $11.7 million at December 31, 2002 primarily due to payment of notes payable and the purchase of participation rights offset by the common and preferred stock offerings. The following table summarizes certain information regarding our liquidity and capital resources:

SHORT-TERM AND LONG-TERM LIQUIDITY

(dollars in millions)	AT DEC 31		
	2002	2001	2000
DEBT TO TOTAL ASSETS	43%	38%	36%
TOTAL MARKET CAPITALIZATION (1)	$1,874	$1,708	$1,264
DEBT TO TOTAL MARKET CAPITALIZATION (1) (2)	32%	28%	35%
WEIGHTED AVG. INTEREST RATE (3)	7.23%	7.87%	8.25%

(1) Total market capitalization is based on the closing market price as of December 31, 2002, of the Class A Common Stock, Series B Preferred Stock, Series C Preferred Stock and the Series D Preferred Stock multiplied by their respective total number of outstanding shares plus total debt.
(2) Debt includes notes payable and line of credit and participation rights.
(3) Represents weighted average interest rate on our outstanding domestic line of credit and notes payable.

Our total domestic notes payable at December 31, 2002 was $443.3 million, most of which is fixed rate debt or variable rate debt fixed by swap agreements. In addition, we have $113.5 million variable to decline, occupancy rates to drop, or delays in rent-up of newly developed properties. We may experience increases in labor, taxes, marketing and other operating and construction expenses. For a discussion of the factors that might cause these assumptions not to occur see **SEGMENT PERPFORMANCE, OTHER REAL ESTATE INVESTMENTS, OWNERSHIP AND LEASING ARRANGEMENTS**, and **Risk Factors** in **(Item 1) Business** of this Annual Report on Form 10-K.

INVESTING TRANSACTIONS

In 2002, we invested $37.1 million in domestic development and expansion projects and $7.7 million in capital improvements to our existing portfolio. The $4.4 million increase in other real estate investments reflects the amount invested in joint ventures.

In addition, on June 26, 2002, we purchased for $62 million a 74% interest in Morningstar which owns and operates 40 storage centers in North Carolina and South Carolina that consist of 3.1 million net rentable square feet. The 40 existing storage centers include seven sites with pre-identified expansion opportunities and nine sites with continued development potential. We have also entered into an agreement with certain members of Morningstar to form one or more joint ventures for the purpose of developing and operating high quality self storage properties in North and South Carolina. The properties owned by the entity and the properties to be developed in the joint ventures will be managed by the members of Morningstar through an affiliated entity.

In May 2002, we entered into a subscription agreement to purchase up to $50 million of three year 9.75% payment-in-kind cumulative preferred bonds to be issued at the option of Shurgard Europe (See **RELATED PARTY TRANSACTIONS**). As of December 31, 2002, we had subscribed to $49.3 million of these bonds.

In 2001, we invested $19.3 million in the acquisition of four storage centers, $38.9 million in domestic development and expansion projects, and $7.1 million in capital improvements to our existing portfolio. The $2.0 million increase in other real estate investments reflects the amount invested in joint ventures.

During 2001, we exercised our option to purchase five properties in which we had participating mortgages and in December 2001, we purchased four of the five properties at a cost of $13.8 million, including $10.3 million outstanding under the participating mortgage. We purchased the fifth property in February 2002. Operating results for the five properties are included in same store results for 2000 through 2002.

In November 2001 we purchased an additional partnership unit in Shurgard Institutional Fund LP for $1.3 million. We currently own 23 of 25 units and are entitled to 92% of this partnership's limited partner distributions.

In 2000, we invested $24.9 million in the acquisition of seven storage centers, $74.8 million in domestic development and expansion projects, and $7.0 million in capital improvements to our existing portfolio. The $4.9 million increase in other real estate investments reflects primarily the $4.7 million invested in joint ventures and the $200,000 invested in our containerized storage operation. Additionally, during 2000, loans to affiliates included in other real estate investments increased $2.2 million due to additional loans to our containerized storage operation.

Under the Merger Agreement with Shurgard Incorporated, we were contingently obligated to issue additional shares as consideration for certain partnership interests held by Shurgard Incorporated, which were not valued at the time of the merger. In 1998, we recorded the issuance of 145,286 shares and in 2000 issued the final 387,933 shares related to this obligation.

CAPITAL EXPENDITURES

In addition to continued investments in acquisitions and developments, we invest in improving our current portfolio of real estate. Investments in existing storage properties include primarily expansions, conversions (i.e., size of units or climate control) and certain recurring improvements to roofs, pavement, sealant and other items such as security upgrades that we believe are necessary to maintain our quality standards and our ability to generate premium returns.

Of the $6.6 million in capital improvements expended during 2002, $1.6 million was for roofs, pavement and sealant, representing approximately $0.06 per net rentable square foot. During 2001, $6.7 million in capital improvements were expended of which $2.4 million was for roofs, pavement and sealant, representing approximately $0.09 per net rentable square foot, while $1.7 million out of a total of $7.0 million was spent for these items during 2000 representing approximately $0.07 per net rentable square foot. Specifically identified capital improvements expected for 2003 total $5.7 to $6.8 million, of which $2.5 to $3.7 million represents roofs, pavement and sealant.

FINANCING TRANSACTIONS

Line of Credit: The balance on the domestic line of credit increased from $47.8 million at December 31, 2001 to $113.5 million at December 31, 2002. Draws on the line were used to fund acquisition and development activity and general corporate purposes, and payments were made primarily from the proceeds of stock offerings and reimbursements from SCT for costs incurred in connection with our role as construction agent. At December 31, 2002, we had an unsecured domestic line of credit to borrow up to $360 million at a spread over LIBOR, maturing February 2005. Availability under this line of credit is limited based on various financial covenants and guarantees under certain tax retention operating leases. At December 31, 2002, the current available amount was $131.3 million, of which approximately $113.5 million was outstanding. At December 31, 2002, the weighted average interest rate was 2.75%.

The balance on the domestic line of credit decreased $42.1 million from December 31, 2000 to December 31, 2001. Draws on the line were used to fund acquisitions, the purchase of partnership units, development activity and general corporate purposes, and payments were primarily made from the proceeds of bond and stock offerings.

Long-term Financing: On June 28, 2002, we raised $86.25 million (approximately $82.3 million net proceeds) through the sale of 2.5 million shares of Class A Common Stock. On August 19, 2002, we used rate debt or variable rate debt fixed by swap agreements. In addition, we have $113.5 million variable rate debt on our line of credit. We limit our use of variable rate debt; however, at times balances could be significant enough that fluctuations in interest rates would impact our earnings. We believe that we will be able to minimize the impact of such rate fluctuations through the use of interest rate swaps and caps, refinancing or other strategies.

Cash provided by operating activities for the years ended December 31, 2002, 2001 and 2000 was $128.5 million, $116.5 million and $85.6 million, respectively. We believe that our cash flow in 2003 will be sufficient to make required principal payments and distributions in accordance with REIT requirements. Operating cash flow is subject to certain risks and uncertainties that may affect our ability to meet these obligations, including the risk that implementation of the business plan, including marketing and sales initiatives, will not be successful and that our earnings, expenses or revenues may be affected by other factors, such as the risk that competition from new self storage facilities or other storage alternatives may cause rents to decline, occupancy rates to drop, or delays in rent-up of newly developed properties. Additionally, we may experience increases in labor, taxes, marketing and other operating and construction expenses.

During 2003, we intend to exercise our option to acquire an additional 43% interest in Shurgard Europe. We expect this investment of approximately $150 million to be funded through a combination of debt or equity. The actual amount of our contribution and our ultimate ownership interest depends on the extent, if any, to which our European operating partners and certain employees choose to contribute. As of December 31, 2002, the option price to acquire all 36 properties in the tax retention operating lease was $154.5 million and is expected to be $244 million when they are completely built out. We are not obligated to exercise our option on all properties in this facility. If we choose to exercise our option to purchase these properties, funds would be available through our existing line of credit. We believe we have existing liquidity to finance both transactions.

We anticipate meeting our long-term liquidity needs primarily through a combination of our lines of credit, unsecured debt, common and preferred equity, and alternative capital sources. In order to continue to grow at historical rates and to meet our capital objectives, it will be necessary to obtain equity capital during the next two to three years. We will evaluate various alternatives, including joint ventures with private institutions and public pension funds and the issuance of additional common stock. Additionally, we anticipate reducing our distribution payout ratio in order to retain cash flow for growth.

COMMITMENTS AND CONTINGENCIES

The following tables summarize our contractual obligations and our off-balance sheet commitments.

CONTRACTUAL OBLIGATIONS

(in thousands)	PAYMENTS DUE BY PERIOD				
	TOTAL	2003	2004/ 2005	2006/ 2007	2008 AND BEYOND
LONG-TERM DEBT	$ 443,289	$ 66,266	$ 73,123	$ 52,595	$251,305
OPERATING LEASE OBLIGATIONS	77,363	5,644	11,274	11,066	49,379
PARTICIPATION RIGHTS LIABILITY (1)	47,472	27,406	20,066	—	—
TOTAL	$ 568,124	$ 99,316	$104,463	$ 63,661	$300,684

OTHER COMMERCIAL COMMITMENTS AND CONTINGENT LIABILITIES

(in thousands)	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
	TOTAL AMOUNTS COMMITTED	2003	2004/ 2005	2006/ 2007	2008 AND BEYOND
JOINT VENTURE LOAN GUARANTEES (2)	$ 15,097	$ 4,426	$ 8,971	$ 1,700	$ —
RESIDUAL LEASE GUARANTEES ON TAX RETENTION OPERATING LEASES (3)	134,342		134,342		
DEVELOPMENT CONTRACT COMMITMENTS	316	316			
OTHER RELATED PARTY GUARANTEES	20,363		20,363		
CONTINGENT OBLIGATIONS UNDER EUROPEAN JOINT VENTURE (4)	147,600	147,600	—	—	—
TOTALS	$ 317,718	$152,342	$163,676	$ 1,700	$ —

(1) Estimate of amount and timing of cash flows. See Development Financing Joint Ventures under OWNERSHIP AND LEASING ARRANGEMENTS.
(2) See Unconsolidated Joint Ventures under OWNERSHIP AND LEASING ARRANGEMENTS.
(3) See Tax Retention Operating Leases under OWNERSHIP AND LEASING ARRANGEMENTS.
(4) See EUROPEAN OPERATIONS. Bank debt for which we are contingently liable as a general partner of Recom. The debt matures in 2003, or sooner, if we, our partners in Recom or Shurgard Europe default in our separate indebtedness.

OFF BALANCE SHEET TRANSACTIONS

Tax Retention Operating Leases: In 2001, we executed an agreement with a third party, SCT to enter into up to $250 million worth of tax retention operating leases. SCT is a trust that takes title to the development properties identified by us, constructs them to our specifications and then leases them to us for a period of four years with available extensions. Under the lease and related agreements, we will function as construction agent and tenant. We have the option to acquire a property at or before the end of its lease term. At the end of the lease term, we may acquire a property or it may be sold to a third party, or the lease may be extended by mutual agreement. If we elect to purchase the property, the purchase price will be equal to the total property cost plus interest carry and a fixed equity return to SCT at a combined rate of approximately 150 basis points over London Interbank Offering Rate (LIBOR). Prior to such purchase, we will have no ownership interest in these properties. The lease term for these properties begins on SCT's acquisition of the land and/or an existing storage center. Financing for acquisitions is provided under a credit facility provided by commercial banks to SCT. Rent commences under the lease on completion of construction and equals the lesser of 85% of the storage center's positive monthly net operating income or SCT's interest carry costs.

SCT has total assets of $155.6 million consisting of storage centers, both operating and under construction, and liabilities of $154.1 million that consists primarily of SCT's line of credit. As construction agent we are entitled to a developer fee to the extent of costs incurred. During 2002, we exercised our option to purchase three properties from SCT at a cost of $14.2 million.

In connection with these leases, we have residual lease guarantees totaling 87% of SCT's property costs. Under the terms of the lease, if we do not elect to exercise our purchase option and the properties are sold to a third party for less than SCT's property cost, then we are liable for the difference up to the guarantee amount. At December 31, 2002, our maximum exposure to loss is $134.3 million, the total of our residual lease guarantees on 36 properties.

Recom: Recom & Co SNC (Recom) is a Belgian partnership in which we, our European operating partners and some Shurgard Europe employees have ownership interests as described below. Our interests and those of Recom and some of our European partners reflect fully diluted equity interests, after taking into account the exercise of warrants as described below. Recom holds a 53.83% interest in Shurgard Europe as described below. We own a 9.11% interest in Recom and our European operating partners and an entity comprised of some Shurgard Europe employees own collectively a 1.24% interest. The remaining 89.65% interest is held by a trust funded by a commercial banking group through which Recom has established a $168.5 million credit facility. As a general partner of Recom, we are contingently liable for repayment of any amounts outstanding under the credit facility in the event of default. Balances under the credit facility are unsecured, bear interest at LIBOR plus 1.5% (plus certain additional costs) and mature on June 21, 2003. The loan contains customary affirmative and negative lending covenants and default provisions that apply to us, our other Recom partners and Shurgard Europe and could be due prior to maturity in the event of default by us or them in our or their separate indebtedness. Recom is managed by one of our European operating partners who are responsible for day to day operations. Any significant capital commitment or any sale of assets requires unanimous approval of all partners. We, our European operating partners and some of the Shurgard Europe employees have the right to increase our respective equity interests in Recom, pro rata in proportion to our existing ownership, by purchasing additional shares at a Euro fixed price. For example, if we and these partners were to purchase additional interests to provide capital for repayment of the credit facility balance at December 31, 2002, our interest would increase to 87.65%. If we were the only party to purchase additional interests for this purpose, our interest would increase to 99.58%. One of our European operating partners has an option, exercisable in June 2003, to purchase the trust's interest in Recom identified above for a fixed price and is subject to a put option by the trust, exercisable also in June 2003, with respect to the same interest at the same price.

As of December 31, 2002, Recom's investment in Shurgard Europe consisted of current equity of 16.1 million Euro (US$18.4 million) and warrants to purchase additional equity for 118.2 million Euro (US$123.9 million). In addition, Recom has funded Shurgard Europe subordinated debt of 121.8 million Euro (US$127.6 million) that bears interest at 8.25% per annum and matures in 2009. Recom's 53.83% interest in Shurgard Europe referred to above reflects the exercise of these warrants in full.

Under this structure, of the 7.57% aggregate interest we currently own in Shurgard Europe, we hold 2.66% directly and 4.89% indirectly through Recom. If we were to increase our interest in Recom to the largest percentage identified above, our indirect interest in Shurgard Europe through Recom would increase to 53.60% and our aggregate interest in Shurgard Europe would be 56.26%. It is our intention to exercise our right to increase our interest during 2003. The actual amount of our contribution and our ultimate ownership interest depends on the extent, if any, to which our European operating partners and certain employees choose to contribute.

Recom has total assets of $146.7 million and total liabilities of $151.1 million of which we guarantee $147.6 million. Recom's assets include investment in Shurgard Europe of $18.4 million, loan to Shurgard Europe of $127.6 million and other assets of $0.7 million. It is reasonably likely that we will be considered the primary beneficiary of Recom and that we will have to consolidate the assets and liabilities of Recom into Shurgard's financial statements. Our maximum exposure to loss would be our contingent liability as general partner which totaled $147.6 million at December 31, 2002.

Other Joint Ventures: *Unconsolidated joint ventures* – We operate 29 properties in unconsolidated joint ventures have been developed primarily through our Florida and Tennessee joint ventures. Our ownership interests range from 50% to 90%, and we do not exercise effective control because all major decisions require the agreement of both parties. These joint ventures have total assets of $98.1 million and total liabilities of $67.2 million. We have guaranteed debt of $15.1 million related to these joint ventures. Our maximum exposure to loss would be $44.5 million, the total of these guarantees and the net book value of our investment which was $29.4 million at December 31, 2002.

Shurgard Europe – Shurgard Europe is a Belgian joint venture in which we own 2.66%, four unaffiliated institutional investors own 43.26%, our European operating partners own .25% and Recom owns 53.83%. Our European operating partners are European entrepreneurs who worked with us in 1995 to establish the European operations and who joined us as original investors at that time. The four institutional investors, consisting of European and U.S. banking, insurance and real estate institutions, acquired their interests in October 1999 through a commitment to invest 122 million Euro in the joint venture. On February 27, 2001, the joint venture obtained commitments from all of its owners on a pro rata basis to invest an additional 28 million Euro. The commitments were made pro rata and, therefore, did not alter the percentage ownership of the parties. At December 31, 2002, Shurgard Europe had drawn on 122 million Euro of the initial commitment from the institutional investors and had not yet drawn on any of the additional February 2001 commitment.

Shurgard Europe is managed by a board of managers in which we hold 50% of the votes, our European operating partners hold 7% and the institutional investors collectively hold 43%. Substantially all major decisions require approval of managers holding at least 80% of the votes. The joint venture agreement provides that if, by December 31, 2004, the institutional investors have not had an opportunity to liquidate their interests through an initial public offering or a sale of all their interests, then they may initiate steps that could lead to an initial public offering or to the sale of Shurgard Europe or its assets in accordance with prescribed procedures. All partners' interests in Shurgard Europe are subject to a right of first refusal. We, Recom and our European operating partners are subject to other restrictions on transfer and sale. The operation of these provisions could substantially affect our ownership interest in and the structure of our European investment.

Shurgard Europe has total assets of $543.5 million and total liabilities of $494.3 million including $49.3 million bonds payable to us and $127.6 million note payable to Recom. Our maximum exposure to loss would be the balance of the bonds payable to us of $49.3 million at December 31, 2002.

We are currently evaluating the joint ventures and Shurgard Europe on an entity by entity basis to determine if they meet the criteria to be classified as a variable interest entity. Based on this evaluation, some or all of these entities may be consolidated in our financial statements beginning July 1, 2003.

REIT QUALIFICATION AND DISTRIBUTION REQUIREMENTS

As a REIT, we must distribute at least 90% of our taxable income to our shareholders each year, and we generally are not required to pay federal income tax on our taxable income. To satisfy this requirement, our distributions must be made in the taxable year to which they relate or in the following taxable year if they are (i) declared before the REIT timely files its tax return for such year and (ii) paid on or before the first regular distribution payment date after the date of declaration.

Additionally, as a REIT, we must derive at least 95% of our total gross income from specified classes of income related to real property, distributions, interest or certain gains from the sale or other disposition of stock or other securities. Our revenue from truck rentals, sales of locks and boxes and management services performed for other owners of properties do not qualify under this 95% gross income test. Such non-qualifying income was approximately 3.6% of gross revenue in 2002 and we expect to meet the 95% test in 2003. Our acquisition of additional properties will tend to reduce the percentage of non-qualifying income, while additional management contracts, including those with off balance sheet joint ventures and partnerships, and the sales of properties from the existing portfolio will tend to increase the percentage of non-qualifying income. While we intend to manage our activities so that we continue to satisfy the 95% test in the future, we can provide no assurance that non-qualifying income will not exceed 5% in future years which will result in a loss of REIT status.

Finally, in order to maintain our status as a REIT, we must satisfy on a quarterly basis various tests restricting the nature of our assets. In general, at least 75% of our assets must consist of real estate assets, cash, cash items (including receivables) and government securities. Furthermore, we may not hold securities of any issuer that represent (i) more than 5% of the value of our total assets or (ii) more than 10% of the vote or value of the issuer's outstanding securities, and no more than 20% of the value of our total assets may be represented by securities in one or more taxable REIT subsidiaries. While we intend to manage our activities so that we continue to satisfy these asset tests in the future, we can provide no assurance that we will be able to do so.

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share data)		DEC. 31, 2002	DEC. 31, 2001
ASSETS	STORAGE CENTERS:		
	LAND	$ 293,306	$ 263,324
	BUILDINGS, EQUIPMENT AND OTHER, NET	961,901	872,269
	CONSTRUCTION IN PROGRESS	7,948	900
	TOTAL STORAGE CENTERS	1,263,155	1,136,493
	OTHER REAL ESTATE INVESTMENTS	29,403	29,146
	CASH AND CASH EQUIVALENTS	11,662	6,982
	RESTRICTED CASH	1,098	815
	NOTES RECEIVABLE FROM RELATED PARTIES	49,317	–
	GOODWILL	24,506	25,919
	OTHER ASSETS	41,035	39,450
	TOTAL ASSETS	$ 1,420,176	$ 1,238,805
LIABILITIES AND SHAREHOLDERS' EQUITY	ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 58,847	$ 45,358
	LINES OF CREDIT	113,525	47,795
	NOTES PAYABLE	446,837	375,298
	PARTICIPATION RIGHTS LIABILITY, NET OF DISCOUNT OF $2,370 AND $17,777, RESPECTIVELY	47,472	47,654
	TOTAL LIABILITIES	666,681	516,105
	MINORITY INTEREST IN OTHER REAL ESTATE INVESTMENTS	15,374	6,375
	COMMITMENTS AND CONTINGENCIES (NOTES H, J, R AND V)		
	SHAREHOLDERS' EQUITY:		
	SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK; $0.001 PAR VALUE: 2,000,000 SHARES AUTHORIZED; NONE AND 2,000,000 SHARES ISSUED AND OUTSTANDING; LIQUIDATION PREFERENCE OF $50,000,000	–	50,000
	SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK; $0.001 PAR VALUE: 2,000,000 SHARES AUTHORIZED; 2,000,000 SHARES ISSUED AND OUTSTANDING; LIQUIDATION PREFERENCE OF $50,000,000	48,115	48,115
	SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK;$0.001 PAR VALUE: 3,450,000 SHARES AUTHORIZED; 3,450,000 SHARES ISSUED AND OUTSTANDING; LIQUIDATION PREFERENCE OF $86,250,000	83,068	83,068
	CLASS A COMMON STOCK, $0.001 PAR VALUE; 120,000,000 AUTHORIZED; 35,934,249 AND 32,655,408 SHARES ISSUED AND OUTSTANDING	36	33
	CLASS B COMMON STOCK, $0.001 PAR VALUE; 500,000 SHARES AUTHORIZED; NONE AND 154,604 ISSUED AND OUTSTANDING	–	–
	LOANS TO SHAREHOLDERS	–	(2,772)
	ADDITIONAL PAID-IN CAPITAL	804,582	707,317
	ACCUMULATED NET INCOME LESS DISTRIBUTIONS	(186,616)	(166,775)
	ACCUMULATED OTHER COMPREHENSIVE LOSS	(11,064)	(2,661)
	TOTAL SHAREHOLDERS' EQUITY	738,121	716,325
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,420,176	$ 1,238,805

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)		DEC. 31, 2002	DEC. 31, 2001	DEC. 31, 2000
REVENUE	REAL ESTATE OPERATIONS	$ 252,938	$ 226,362	$ 200,343
	OTHER	11,175	6,228	1,615
	TOTAL REVENUE	264,113	232,590	201,958
EXPENSES	OPERATING	82,111	68,890	58,124
	DEPRECIATION AND AMORTIZATION	47,963	45,234	40,693
	REAL ESTATE TAXES	24,268	20,148	17,940
	LOSS FROM OTHER REAL ESTATE INVESTMENTS	1,396	3,271	3,420
	GENERAL, ADMINISTRATIVE AND OTHER	11,195	11,770	4,911
	TOTAL EXPENSES	166,933	149,313	125,088
	INCOME FROM OPERATIONS	97,180	83,277	76,870
OTHER INCOME (EXPENSE)	INTEREST:			
	INTEREST ON LOANS	(32,025)	(36,562)	(36,175)
	AMORTIZATION OF PARTICIPATION RIGHTS DISCOUNT	(4,824)	(16,876)	(11,262)
	INTEREST INCOME AND OTHER	5,900	5,783	3,617
	OTHER INCOME (EXPENSE), NET	(30,949)	(47,655)	(43,820)
	MINORITY INTEREST	(637)	(808)	(743)
	NET INCOME BEFORE INCOME TAX BENEFIT AND EXTRAORDINARY ITEM	65,594	34,814	32,307
	INCOME TAX BENEFIT	314	1,545	–
	INCOME BEFORE EXTRAORDINARY ITEM	65,908	36,359	32,307
	EARLY EXTINGUISHMENT OF DEBT	1,724	(1,445)	–
	NET INCOME	$ 67,632	$ 34,914	$ 32,307
NET INCOME ALLOCATION	ALLOCABLE TO PREFERRED SHAREHOLDERS	$ 14,695	$ 15,098	$ 8,750
	ALLOCABLE TO COMMON SHAREHOLDERS	52,937	19,816	23,557
		$ 67,632	$ 34,914	$ 32,307
NET INCOME PER COMMON SHARE	BASIC EARNINGS PER SHARE:			
	INCOME BEFORE EXTRAORDINARY ITEM	$ 1.47	$ 0.69	$ 0.80
	EARLY EXTINGUISHMENT OF DEBT	0.05	(0.04)	–
	NET INCOME	$ 1.52	$ 0.65	$ 0.80
	DILUTED EARNINGS PER SHARE:			
	INCOME BEFORE EXTRAORDINARY ITEM	$ 1.45	$ 0.68	$ 0.79
	EARLY EXTINGUISHMENT OF DEBT	0.05	(0.04)	–
	NET INCOME	$ 1.50	$ 0.64	$ 0.79
DISTRIBUTIONS PER COMMON SHARE	DISTRIBUTIONS PER COMMON SHARE	$ 2.11	$ 2.07	$ 2.03

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	(in thousands)	Preferred Stock Shares	Preferred Stock Amount	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Loans to Class B Shareholders	Additional Paid in Capital	Accumulated Net Income Less Distributions	Accumulated Other Comprehensive Income	Total
2000	BALANCE, JAN 1, 2000	4,000	$ 96,171	29,093	$ 29	155	$ —	$ (4,002)	$ 614,860	$ (86,858)	$ —	$ 620,200
	COMPREHENSIVE INCOME:											
	NET INCOME									32,307		32,307
	ISSUANCE OF COMMON STOCK			527	1				12,490			12,491
	PAYMENT ON LOAN TO SHAREHOLDER							326				326
	DISTRIBUTIONS:											
	PREFERRED									(8,750)		(8,750)
	COMMON	—	—	—	—	—	—	—	—	(59,936)	—	(59,936)
	BALANCE, DEC. 31, 2000	4,000	96,171	29,620	30	155	—	(3,676)	627,350	(123,237)	—	596,638
2001	COMPREHENSIVE INCOME:											
	NET INCOME									34,914		34,914
	OTHER COMPREHENSIVE INCOME										(2,661)	(2,661)
	TOTAL COMPREHENSIVE INCOME											32,253
	ISSUANCE OF COMMON AND PREFERRED STOCK	3,450	85,012	3,035	3				79,967			164,982
	PAYMENT ON LOAN TO SHAREHOLDER							904				904
	DISTRIBUTIONS:											
	PREFERRED									(15,098)		(15,098)
	COMMON	—	—	—	—	—	—	—	—	(63,354)	—	(63,354)
	BALANCE, DEC. 31, 2001	7,450	181,183	32,655	33	155	—	(2,772)	707,317	(166,775)	(2,661)	716,325
2002	COMPREHENSIVE INCOME:											
	NET INCOME									67,632		67,632
	OTHER COMPREHENSIVE INCOME										(8,403)	(8,403)
	TOTAL COMPREHENSIVE INCOME											59,229
	ISSUANCE OF COMMON AND PREFERRED STOCK			3,279	3	(155)			97,265			97,268
	REDEMPTION OF COMMON AND PREFERRED STOCK	(2,000)	(50,000)									(50,000)
	PAYMENT ON LOAN TO SHAREHOLDER							2,772				2,772
	DISTRIBUTIONS:											
	PREFERRED									(14,695)		(14,695)
	COMMON	—	—	—	—	—	—	—	—	(72,778)	—	(72,778)
	BALANCE, DEC. 31, 2002	5,450	$131,183	35,934	$ 36	—	$ —	$ —	$ 804,582	$ (186,616)	$ (11,064)	$ 738,121

CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)		YEAR ENDED DEC. 31, 2002	YEAR ENDED DEC. 31, 2001	YEAR ENDED DEC. 31, 2000
OPERATING ACTIVITIES	NET INCOME	$ 67,632	$ 34,914	$ 32,307
	ADJUSTMENT TO RECONCILE EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
	EARLY EXTINGUISHMENT OF DEBT	(1,724)	1,445	
	GAIN ON SALE OF ASSET	(942)	(2,001)	
	ASSET IMPAIRMENT	1,899		
	DEPRECIATION AND AMORTIZATION	47,963	45,234	40,693
	AMORTIZATION OF PARTICIPATION RIGHTS DISCOUNT	4,824	16,876	11,262
	LOSSES FROM OTHER REAL ESTATE INVESTMENTS	3,032	4,062	5,932
	MINORITY INTEREST IN EARNINGS FROM OTHER REAL ESTATE INVESTMENTS	637	808	743
	CHANGES IN OPERATING ACCOUNTS, NET OF EFFECT OF PURCHASE OF MORNINGSTAR STORAGE CENTERS, LLC:			
	RESTRICTED CASH	164	7,695	(1,344)
	OTHER ASSETS	3,584	(3,746)	(5,099)
	ACCOUNTS PAYABLE AND OTHER LIABILITIES	1,417	11,189	1,113
	NET CASH PROVIDED BY OPERATING ACTIVITIES	128,486	116,476	85,607
INVESTING ACTIVITIES	CONSTRUCTION, ACQUISITION AND IMPROVEMENTS TO STORAGE CENTERS	(44,838)	(65,295)	(106,693)
	PROCEEDS FROM SALE OF ASSETS	2,409	3,720	
	PURCHASE OF OTHER REAL ESTATE INVESTMENTS	(4,413)	(1,946)	(4,908)
	PURCHASE OF NON-COMPETITION AGREEMENTS	(960)	(3,448)	(583)
	BOND RECEIVABLE FROM EUROPEAN AFFILIATE	(49,317)		
	INCREASE IN LOANS TO AFFILIATES			(2,204)
	INCREASE IN CASH DUE TO CONSOLIDATION OF CONTAINERIZED STORAGE OPERATIONS		90	
	PURCHASE OF ADDITIONAL INTEREST IN AFFILIATED PARTNERSHIP		(1,296)	(3,807)
	PURCHASE OF INTEREST IN MORNINGSTAR STORAGE CENTERS, LLC, NET OF CASH ACQUIRED	(60,257)		
	DISTRIBUTION IN EXCESS OF EARNINGS FROM OTHER REAL ESTATE INVESTMENTS	451	709	483
	NET CASH USED IN INVESTING ACTIVITIES	(156,925)	(67,466)	(117,712)

(in thousands)		YEAR ENDED DEC. 31, 2002	YEAR ENDED DEC. 31, 2001	YEAR ENDED DEC. 31, 2000
FINANCING ACTIVITIES	PROCEEDS FROM NOTES PAYABLE	19,538	207,623	73,103
	PAYMENTS ON NOTES PAYABLE	(10,142)	(237,754)	(21)
	PROCEEDS FROM (PAYMENTS ON) LINES OF CREDIT, NET	65,730	(42,130)	(12,077)
	PAYMENTS ON PARTICIPATION RIGHTS	(4,369)	(69,704)	
	PAYMENT OF LOAN COSTS	(245)	(4,964)	(2,237)
	PROCEEDS FROM FINANCING ARRANGEMENTS	1,376	731	35,390
	PROCEEDS FROM ISSUANCE OF COMMON STOCK, NET	82,254	76,018	
	PROCEEDS FROM PREFERRED STOCK OFFERING, NET		83,068	
	PROCEEDS FROM PAYMENTS ON LOANS TO SHAREHOLDER	2,863	904	326
	PROCEEDS FROM PARTICIPATING MORTGAGES	2,530	10,416	
	DISTRIBUTIONS PAID	(87,473)	(78,453)	(68,686)
	PAYMENT FOR REDEMPTION OF PREFERRED STOCK	(50,000)		
	PROCEEDS FROM EXERCISE OF STOCK OPTIONS AND DIVIDEND REINVESTMENT PLAN	15,009	5,896	3,284
	CONTRIBUTION RECEIVED FROM MINORITY PARTNERS			228
	DISTRIBUTIONS PAID TO MINORITY PARTNERS	(3,952)	(1,343)	(1,186)
	NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	33,119	(49,692)	28,124
	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,680	(682)	(3,981)
	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,982	7,664	11,645
	CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 11,662	$ 6,982	$ 7,664
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION	CASH PAID FOR INTEREST ON LOANS	$ 11,195	$ 31,538	$ 31,188
	CASH PAID ON PARTICIPATION RIGHTS	$ —	$ 1,303	$ 2,225
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING TRANSACTIONS	FAIR VALUE ADJUSTMENTS OF DERIVATIVES	$ (8,403)	$ (2,661)	
	CONVERSION OF NOTE RECEIVABLE TO EQUITY INVESTMENT IN STG		$ 16,238	
	NON-CASH CONTRIBUTION FROM MINORITY INTEREST PARTNERS		$ 3,324	
	COMMON STOCK ISSUED AS CONSIDERATION FOR PARTNERSHIP INTEREST			$ 9,213

NotesToConsolidatedFinancialStatements

2002 ANNUAL REPORT

NOTE A — ORGANIZATION

Shurgard Storage Centers, Inc. (Shurgard), a Washington corporation, was organized on July 23, 1993 to serve as a vehicle for investments in, and ownership of, a professionally managed, internationally diverse real estate portfolio consisting primarily of self-service storage properties that provides month-to-month leases for business and personal use. We intend to qualify as a real estate investment trust (REIT) as defined in Section 856 of the Internal Revenue Code.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America and include the accounts of Shurgard and our subsidiaries. All inter-company balances and transactions have been eliminated on consolidation. We consolidate the accounts of those subsidiaries or joint ventures in which we have effective control as evidenced by, among other factors, a majority interest in the investment and the ability to cause a sale of assets. All investments in joint ventures that do not qualify for consolidation, but in which we exercise significant influence, are accounted for under the equity method and are included in other real estate investments.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Principles: In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. During 2002 we purchased a 74% interest in Morningstar Storage Centers, LLC (Morningstar) which was accounted for as a purchase in compliance with SFAS No. 141. (See Note D.)

In June 2001, FASB issued SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased on adoption of this statement. We implemented SFAS 142 on January 1, 2002. In connection with the adoption of this statement and our annual evaluation, we evaluated our goodwill and determined that goodwill of $25 million was not impaired and has an indefinite life.

In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This statement is effective for us beginning in 2003. Adoption of SFAS 143 is not expected to have a significant impact on our financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of business (as previously defined in that Opinion). SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. It retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of the impairment of long-lived assets to be disposed of by sale. SFAS 144 is effective for 2002. The adoption of SFAS 144 has not had a significant impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 4 requires that gains and losses from extinguishment of debt be classified as an extraordinary item, if material. Under SFAS No. 145, extinguishment of debt is now considered a risk management strategy by the reporting enterprise and the FASB does not believe it should be considered extraordinary under the criteria in APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB Opinion No. 30. SFAS No. 145 will be effective for us beginning in 2003. On adoption, extinguishments of debt shall be classified under the criteria in APB Opinion No. 30. Amounts from 2002 and 2001 will be reclassified into Income from Operations on adoption of SFAS 145.

As a construction agent for Storage Centers Trust (SCT) we are paid a development fee. Fees are recognized as earned to the extent of costs incurred. Due to our contingent liability under the related lease, no profit is recognized as services are performed.

We recognize revenue related to our tenant insurance program based on the excess of premiums over claims and administrative costs.

Valuation of long-lived assets: Using our best estimates based on reasonable and supportable assumptions and projections, we review storage centers and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of our assets might not be recoverable. Additionally, during 2002, we determined that certain parcels of land held for sale were impaired. Using the expected cash flow method, we determined that the net book value of this land exceeded its net realizable value. The total impairment loss for these pieces of land was $1.9 million and is included in General, administrative and other expense in the Consolidated Statement of Net Income for 2002. The land held for sale with a carrying value of $4.4 million is included in Other assets on the Balance Sheet.

At December 31, 2001, we determined that certain assets in STG were impaired. The closure of the two warehouses in Southern California and Atlanta caused us to evaluate the assets in the three remaining warehouses in Washington, Northern California and Oregon (See Note L). Using the discounted cash flow method for determining the fair value of assets associated with these warehouses, we determined that the remaining net book value of assets in the Oregon warehouse in the amount of $268,000, and $1.5 million of goodwill associated with the Northern California and Washington warehouses were impaired. The total impairment loss of $1.7 million is included in General, administrative and other in the Consolidated Statement of Net Income for 2001.

Financial instruments: The carrying values reflected on the balance sheet at December 31, 2002, reasonably approximate the fair value of cash and cash equivalents, other assets, accounts payable, lines of credit, variable rate debt and other liabilities. Based on the borrowing rates currently available to us for bank loans with similar terms and average maturities, we estimate the fair value of fixed rate long-term debt including swap arrangements is $503.9 million compared to a book value of $434.1 million.

Environmental costs: Our policy is to accrue environmental assessments and/or remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. The majority of our real estate facilities have undergone independent environmental investigations and our policy is to have such investigations conducted on all new real estate acquired. Although there can be no assurance that there is not environmental contamination at our facilities, we are not aware of any such contamination at any of our facilities that individually or in aggregate would be material to our business, financial condition, or results of operations.

NOTE C — STORAGE CENTERS

STORAGE CENTERS

(in thousands)	YEAR ENDED DEC. 31	
	2002	2001
LAND	$ 293,306	$ 263,324
BUILDINGS	1,181,774	1,036,193
EQUIPMENT AND OTHER	54,969	49,481
	1,530,049	1,348,998
LESS: ACCUMULATED DEPRECIATION	(274,842)	(213,405)
	1,255,207	1,135,593
CONSTRUCTION IN PROGRESS	7,948	900
	$ 1,263,155	$ 1,136,493

NOTE D — ACQUISITIONS

On June 26, 2002 we acquired a 74% membership interest in Morningstar Storage Centers, LLC (Morningstar) for $62.0 million. The results of Morningstar's operations have been included in our consolidated financial statements since that date. Morningstar operates and owns, directly or indirectly, 40 existing self-storage properties in North and South Carolina, including seven sites with pre-identified expansion opportunities and nine sites with continued development potential. In addition, we have

Income from Operations on adoption of SFAS 145.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. On adoption, costs associated with exit or disposal activities will be recognized as incurred.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amended SFAS 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for periods ending after December 15, 2002. We have adopted the disclosure provisions of SFAS 148 and account for stock-based compensation under APB No. 25, therefore, SFAS No. 148 will have no effect on our financial position, results of operations or cash flows. (See Note Q.) If we had recorded compensation expense in accordance with SFAS 148, we would have recognized $1.1 million, $1.9 million and $1.5 million in expense for the years ended December 31, 2002, 2001 and 2000. Our net income for those years would have been $66.6 million, $33.1 million and $30.8 million, respectively.

In November 2002, FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. (See Note V.)

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements," for entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FASB Interpretation No. 46 becomes effective for us beginning July 2003. It is reasonably possible that we will be considered the primary beneficiary of variable interest entities created prior to February 1, 2003, on adoption of FASB Interpretation No. 46, and therefore will *be required to consolidate the assets and liabilities of these entities, which will have a material effect on* our balance sheet and results of operations. (See Note J).

Storage Centers: Storage centers are recorded at cost. Depreciation on buildings and equipment is recorded on a straight-line basis over their estimated useful lives, which range from three to 40 years.

Other Real Estate Investments: As of December 31, 2002, investments accounted for under the equity method included 28 joint ventures. Although we own a majority interest in most of these entities, all significant business decisions require the approval of both parties and, therefore, we do not have voting control. (See Note E and Note J).

Financing Arrangements: We accounted for sales of certain storage centers in which we have continuing involvement, as defined in SFAS 66, "Accounting for Sales of Real Estate," as financing arrangements (See Note H).

Cash Equivalents: Cash equivalents consist of money market instruments and securities with original maturities of 90 days or less.

Restricted Cash: Restricted cash consists of cash deposits and represents expense reserves required by lenders.

Other Assets: Other assets include financing costs and non-competition agreements, which are presented net of accumulated amortization of $10.7 million and $8.7 million as of December 31, 2002 and 2001, respectively. Financing costs are amortized using the effective interest method over the life of the related debt and the related expense is included in amortization. Non-competition agreements are amortized over their estimated useful lives, which range from three to 30 years.

Federal Income Taxes: To qualify as a REIT, we must distribute annually at least 90% of our taxable income and meet certain other requirements. Additionally, as a REIT, we will not be subject to federal income taxes to the extent of distributions. We were not required to pay any federal income tax in 2000 or 2001 and we intend to make elections regarding distributions such that we will not pay federal taxes for 2002. As a result, no provision for federal income taxes for the REIT has been made in our financial statements. We are subject to certain international and state income taxes as well as certain franchise taxes; however, these taxes are currently immaterial.

Shurgard TRS, Inc. (Shurgard TRS), a wholly owned subsidiary, is a taxable REIT subsidiary and is subject to corporate level tax. Shurgard Storage To Go, Inc. (STG), Shurgard Preferred Partners, SS Income Plan and Storage Line Management are wholly owned subsidiaries of Shurgard TRS. At December 31, 2002, Shurgard TRS had a deferred tax asset primarily attributable to net operating loss carryforwards from STG that will expire beginning in 2017, temporary differences in fixed assets and operating losses (See Note M). When determining the necessary amount, if any, of valuation allowance on the deferred tax asset, we estimate projected future taxable income from all sources and analyze whether it is more likely than not that we will be able to realize all tax benefits.

Revenue recognition: The majority of our customers rent under month-to-month lease agreements and revenue is recognized at the contracted rate for each month occupied. Revenue related to customers who sign longer period leases is recognized ratably over the term of the lease. Management fee revenue is recognized each month for which services are rendered; these contracts are generally cancelable by either party on specified advanced notice.

expansion opportunities and nine sites with continued development potential. In addition, we have entered into an agreement with certain of the members of Morningstar to form one or more joint ventures for the purpose of developing and operating high quality self storage properties in North and South Carolina. The properties owned by Morningstar and the properties to be developed in the joint ventures will be managed by the other members of Morningstar through an affiliated entity.

This acquisition was accounted for as a purchase transaction. Assets and liabilities are recorded at book value plus 74% of the difference between book value and fair market value. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

ESTIMATED FAIR VALUE

(in thousands)	AT JUNE 30, 2002
CURRENT ASSETS	$ 2,780
STORAGE CENTERS	144,888
OTHER ASSETS	21
TOTAL ASSETS ACQUIRED	147,689
CURRENT LIABILITIES	2,254
LONG-TERM DEBT	61,316
MINORITY INTEREST	1,775
TOTAL LIABILITIES ASSUMED	65,345
NET ASSETS ACQUIRED	82,344
FAIR VALUE OF MINORITY INTEREST	20,344
PURCHASE PRICE	$ 62,000

The following table summarizes pro forma results of operations for the years ended December 31, 2002 and 2001 as if the acquisition had taken place at the beginning of those periods.

PRO FORMA RESULTS OF OPERATIONS

(dollars in thousands except per share data)	YEAR ENDED DEC. 31	
	2002	2001
REVENUE	$ 272,294	$ 249,066
INCOME BEFORE EXTRAORDINARY ITEMS	$ 66,285	$ 36,644
NET INCOME	$ 68,009	$ 35,199
BASIC EARNINGS PER SHARE:		
INCOME BEFORE EXTRAORDINARY ITEMS	$ 1.48	$ 0.70
EARLY EXTINGUISHMENT OF DEBT	0.05	(0.04)
NET INCOME	$ 1.53	$ 0.66
DILUTED EARNINGS PER SHARE:		
INCOME BEFORE EXTRAORDINARY ITEMS	$ 1.47	$ 0.69
EARLY EXTINGUISHMENT OF DEBT	0.05	(0.04)
NET INCOME	$ 1.52	$ 0.65

In November 2001, we purchased one limited partner unit in Shurgard Institutional Fund LP from an unaffiliated third party for $1.3 million. We currently own 23 of 25 units and are entitled to 92.6% of this partnership's limited partner distributions. As this represents a majority interest, Shurgard Institutional Fund LP is consolidated for financial statement purposes. We continue to own a general partnership interest in this partnership.

In September of 2000, we purchased 3 limited partner units of Shurgard Institutional Fund LP II for $3.8 million in cash. We currently own all of the 9.5 limited partner units and are entitled to 100% of LP distributions. We continue to own a general partnership interest in this partnership. Due to our majority interest, Shurgard Institutional Fund LP II is consolidated for financial statement purposes.

NotesToConsolidatedFinancialStatements

2002 ANNUAL REPORT

NOTE A — ORGANIZATION

Shurgard Storage Centers, Inc. (Shurgard), a Washington corporation, was organized on July 23, 1993 to serve as a vehicle for investments in, and ownership of, a professionally managed, internationally diverse real estate portfolio consisting primarily of self-service storage properties that provides month-to-month leases for business and personal use. We intend to qualify as a real estate investment trust (REIT) as defined in Section 856 of the Internal Revenue Code.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America and include the accounts of Shurgard and our subsidiaries. All inter-company balances and transactions have been eliminated on consolidation. We consolidate the accounts of those subsidiaries or joint ventures in which we have effective control as evidenced by, among other factors, a majority interest in the investment and the ability to cause a sale of assets. All investments in joint ventures that do not qualify for consolidation, but in which we exercise significant influence, are accounted for under the equity method and are included in other real estate investments.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Principles: In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. During 2002 we purchased a 74% interest in Morningstar Storage Centers, LLC (Morningstar) which was accounted for as a purchase in compliance with SFAS No. 141. (See Note D.)

In June 2001, FASB issued SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased on adoption of this statement. We implemented SFAS 142 on January 1, 2002. In connection with the adoption of this statement and our annual evaluation, we evaluated our goodwill and determined that goodwill of $25 million was not impaired and has an indefinite life.

In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This statement is effective for us beginning in 2003. Adoption of SFAS 143 is not expected to have a significant impact on our financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of business (as previously defined in that Opinion). SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. It retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of the impairment of long-lived assets to be disposed of by sale. SFAS 144 is effective for 2002. The adoption of SFAS 144 has not had a significant impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 4 requires that gains and losses from extinguishment of debt be classified as an extraordinary item, if material. Under SFAS No. 145, extinguishment of debt is now considered a risk management strategy by the reporting enterprise and the FASB does not believe it should be considered extraordinary under the criteria in APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB Opinion No. 30. SFAS No. 145 will be effective for us beginning in 2003. On adoption, extinguishments of debt shall be classified under the criteria in APB Opinion No. 30. Amounts from 2002 and 2001 will be reclassified into Income from Operations on adoption of SFAS 145.

As a construction agent for Storage Centers Trust (SCT) we are paid a development fee. Fees are recognized as earned to the extent of costs incurred. Due to our contingent liability under the related lease, no profit is recognized as services are performed.

We recognize revenue related to our tenant insurance program based on the excess of premiums over claims and administrative costs.

Valuation of long-lived assets: Using our best estimates based on reasonable and supportable assumptions and projections, we review storage centers and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of our assets might not be recoverable. Additionally, during 2002, we determined that certain parcels of land held for sale were impaired. Using the expected cash flow method, we determined that the net book value of this land exceeded its net realizable value. The total impairment loss for these pieces of land was $1.9 million and is included in General, administrative and other expense in the Consolidated Statement of Net Income for 2002. The land held for sale with a carrying value of $4.4 million is included in Other assets on the Balance Sheet.

At December 31, 2001, we determined that certain assets in STG were impaired. The closure of the two warehouses in Southern California and Atlanta caused us to evaluate the assets in the three remaining warehouses in Washington, Northern California and Oregon (See Note L). Using the discounted cash flow method for determining the fair value of assets associated with these warehouses, we determined that the remaining net book value of assets in the Oregon warehouse in the amount of $268,000, and $1.5 million of goodwill associated with the Northern California and Washington warehouses were impaired. The total impairment loss of $1.7 million is included in General, administrative and other in the Consolidated Statement of Net Income for 2001.

Financial instruments: The carrying values reflected on the balance sheet at December 31, 2002, reasonably approximate the fair value of cash and cash equivalents, other assets, accounts payable, lines of credit, variable rate debt and other liabilities. Based on the borrowing rates currently available to us for bank loans with similar terms and average maturities, we estimate the fair value of fixed rate long-term debt including swap arrangements is $503.9 million compared to a book value of $434.1 million.

Environmental costs: Our policy is to accrue environmental assessments and/or remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. The majority of our real estate facilities have undergone independent environmental investigations and our policy is to have such investigations conducted on all new real estate acquired. Although there can be no assurance that there is not environmental contamination at our facilities, we are not aware of any such contamination at any of our facilities that individually or in aggregate would be material to our business, financial condition, or results of operations.

NOTE C — STORAGE CENTERS

STORAGE CENTERS

(in thousands)	YEAR ENDED DEC. 31 2002	2001
LAND	$ 293,306	$ 263,324
BUILDINGS	1,181,774	1,036,193
EQUIPMENT AND OTHER	54,969	49,481
	1,530,049	1,348,998
LESS: ACCUMULATED DEPRECIATION	(274,842)	(213,405)
	1,255,207	1,135,593
CONSTRUCTION IN PROGRESS	7,948	900
	$ 1,263,155	$ 1,136,493

NOTE D — ACQUISITIONS

On June 26, 2002 we acquired a 74% membership interest in Morningstar Storage Centers, LLC (Morningstar) for $62.0 million. The results of Morningstar's operations have been included in our consolidated financial statements since that date. Morningstar operates and owns, directly or indirectly, 40 existing self-storage properties in North and South Carolina, including seven sites with pre-identified expansion opportunities and nine sites with continued development potential. In addition, we have

Income from Operations on adoption of SFAS 145.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. On adoption, costs associated with exit or disposal activities will be recognized as incurred.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amended SFAS 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for periods ending after December 15, 2002. We have adopted the disclosure provisions of SFAS 148 and account for stock-based compensation under APB No. 25, therefore, SFAS No. 148 will have no effect on our financial position, results of operations or cash flows. (See Note Q.) If we had recorded compensation expense in accordance with SFAS 148, we would have recognized $1.1 million, $1.9 million and $1.5 million in expense for the years ended December 31, 2002, 2001 and 2000. Our net income for those years would have been $66.6 million, $33.1 million and $30.8 million, respectively.

In November 2002, FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. (See Note V.)

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements," for entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FASB Interpretation No. 46 becomes effective for us beginning July 2003. It is reasonably possible that we will be considered the primary beneficiary of variable interest entities created prior to February 1, 2003, on adoption of FASB Interpretation No. 46, and therefore will be required to consolidate the assets and liabilities of these entities, which will have a material effect on our balance sheet and results of operations. (See Note J).

Storage Centers: Storage centers are recorded at cost. Depreciation on buildings and equipment is recorded on a straight-line basis over their estimated useful lives, which range from three to 40 years.

Other Real Estate Investments: As of December 31, 2002, investments accounted for under the equity method included 28 joint ventures. Although we own a majority interest in most of these entities, all significant business decisions require the approval of both parties and, therefore, we do not have voting control. (See Note E and Note J).

Financing Arrangements: We accounted for sales of certain storage centers in which we have continuing involvement, as defined in SFAS 66, "Accounting for Sales of Real Estate," as financing arrangements (See Note H).

Cash Equivalents: Cash equivalents consist of money market instruments and securities with original maturities of 90 days or less.

Restricted Cash: Restricted cash consists of cash deposits and represents expense reserves required by lenders.

Other Assets: Other assets include financing costs and non-competition agreements, which are presented net of accumulated amortization of $10.7 million and $8.7 million as of December 31, 2002 and 2001, respectively. Financing costs are amortized using the effective interest method over the life of the related debt and the related expense is included in amortization. Non-competition agreements are amortized over their estimated useful lives, which range from three to 30 years.

Federal Income Taxes: To qualify as a REIT, we must distribute annually at least 90% of our taxable income and meet certain other requirements. Additionally, as a REIT, we will not be subject to federal income taxes to the extent of distributions. We were not required to pay any federal income tax in 2000 or 2001 and we intend to make elections regarding distributions such that we will not pay federal taxes for 2002. As a result, no provision for federal income taxes for the REIT has been made in our financial statements. We are subject to certain international and state income taxes as well as certain franchise taxes; however, these taxes are currently immaterial.

Shurgard TRS, Inc. (Shurgard TRS), a wholly owned subsidiary, is a taxable REIT subsidiary and is subject to corporate level tax. Shurgard Storage To Go, Inc. (STG), Shurgard Preferred Partners, SS Income Plan and Storage Line Management are wholly owned subsidiaries of Shurgard TRS. At December 31, 2002, Shurgard TRS had a deferred tax asset primarily attributable to net operating loss carryforwards from STG that will expire beginning in 2017, temporary differences in fixed assets and operating losses (See Note M). When determining the necessary amount, if any, of valuation allowance on the deferred tax asset, we estimate projected future taxable income from all sources and analyze whether it is more likely than not that we will be able to realize all tax benefits.

Revenue recognition: The majority of our customers rent under month-to-month lease agreements and revenue is recognized at the contracted rate for each month occupied. Revenue related to customers who sign longer period leases is recognized ratably over the term of the lease. Management fee revenue is recognized each month for which services are rendered; these contracts are generally cancelable by either party on specified advanced notice.

expansion opportunities and nine sites with continued development potential. In addition, we have entered into an agreement with certain of the members of Morningstar to form one or more joint ventures for the purpose of developing and operating high quality self storage properties in North and South Carolina. The properties owned by Morningstar and the properties to be developed in the joint ventures will be managed by the other members of Morningstar through an affiliated entity.

This acquisition was accounted for as a purchase transaction. Assets and liabilities are recorded at book value plus 74% of the difference between book value and fair market value. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

ESTIMATED FAIR VALUE

(in thousands)	AT JUNE 30, 2002
CURRENT ASSETS	$ 2,780
STORAGE CENTERS	144,888
OTHER ASSETS	21
TOTAL ASSETS ACQUIRED	147,689
CURRENT LIABILITIES	2,254
LONG-TERM DEBT	61,316
MINORITY INTEREST	1,775
TOTAL LIABILITIES ASSUMED	65,345
NET ASSETS ACQUIRED	82,344
FAIR VALUE OF MINORITY INTEREST	20,344
PURCHASE PRICE	$ 62,000

The following table summarizes pro forma results of operations for the years ended December 31, 2002 and 2001 as if the acquisition had taken place at the beginning of those periods.

PRO FORMA RESULTS OF OPERATIONS

(dollars in thousands except per share data)	YEAR ENDED DEC. 31	
	2002	2001
REVENUE	$ 272,294	$ 249,066
INCOME BEFORE EXTRAORDINARY ITEMS	$ 66,285	$ 36,644
NET INCOME	$ 68,009	$ 35,199
BASIC EARNINGS PER SHARE:		
INCOME BEFORE EXTRAORDINARY ITEMS	$ 1.48	$ 0.70
EARLY EXTINGUISHMENT OF DEBT	0.05	(0.04)
NET INCOME	$ 1.53	$ 0.66
DILUTED EARNINGS PER SHARE:		
INCOME BEFORE EXTRAORDINARY ITEMS	$ 1.47	$ 0.69
EARLY EXTINGUISHMENT OF DEBT	0.05	(0.04)
NET INCOME	$ 1.52	$ 0.65

In November 2001, we purchased one limited partner unit in Shurgard Institutional Fund LP from an unaffiliated third party for $1.3 million. We currently own 23 of 25 units and are entitled to 92.6% of this partnership's limited partner distributions. As this represents a majority interest, Shurgard Institutional Fund LP is consolidated for financial statement purposes. We continue to own a general partnership interest in this partnership.

In September of 2000, we purchased 3 limited partner units of Shurgard Institutional Fund LP II for $3.8 million in cash. We currently own all of the 9.5 limited partner units and are entitled to 100% of LP distributions. We continue to own a general partnership interest in this partnership. Due to our majority interest, Shurgard Institutional Fund LP II is consolidated for financial statement purposes.

We have an agreement with a California developer under which it purchases sites in southern California and constructs storage centers on them according to our specifications. On completion of the rent-up period, the storage centers are purchased by a joint venture. Prior to such purchase, we have no ownership in the properties and accordingly, they are not included in any discussions in our operating results. The developer's interest in the joint venture is based on a predetermined formula based on the fair value of the property at contribution. During 1999, the joint venture purchased one of the completed storage centers for $3.1 million; during 2000, the joint venture purchased an additional completed storage center for $11.0 million; and during 2001, we purchased two of the completed storage centers for $13.4 million. At December 31, 2002, we had guaranteed $20.4 million in outstanding debt for three properties related to this agreement. We recognized approximately $1.5 million, $1.2 million and $691,000 in earnings for years ended December 31, 2002, 2001 and 2000 respectively, which represents 90.7%, 78.7% and 77.3%, respectively, of joint ventures earnings.

NOTE E — OTHER REAL ESTATE INVESTMENTS

OTHER REAL ESTATE INVESTMENTS

(in thousands)	DEC. 31 2002	2001
INVESTMENT IN PARTICIPATING MORTGAGES	$ —	$ 2,555
INVESTMENT IN JOINT VENTURES	29,403	26,591
	$ 29,403	$ 29,146

Pursuant to affiliation agreements with three storage operators, we have developed 29 properties in joint ventures in which our ownership interests range from 50% to 90%. As of December 31, 2002, we had invested a total of $29.4 million in these joint ventures, net of joint venture earnings. We have guaranteed $15.1 million of loans. The financial results for these projects are not consolidated in our financial statements because each affiliation agreement allows the local operator to control the daily operations of the property, and all significant investment decisions require the approval of both parties regardless of ownership percentage.

As of December 31, 2001, we had $2.6 million invested in a participating mortgage loan. In addition to fixed interest payments, we received contingent interest payments from the mortgaged property equal to 50% of both operating cash flow and distributions from the gain on sale of real property, in accordance with the terms of the applicable agreement. During 2002, we exercised our option on this property and it is now wholly owned.

Our interest in Shurgard Self Storage, SCA (Shurgard Europe) is 7.57%, and we do not have effective control of Shurgard Europe. The joint venture agreement requires a vote of two thirds of the Board of Managers for all major decisions; however, we continue to exercise significant influence over Shurgard Europe through our control of half of the seats on the Board of Managers. The negative investment balances of $5.9 million and $4.1 million are included in other liabilities as of December 31, 2002 and 2001, respectively.

NOTE F — LINES OF CREDIT

We have an unsecured domestic line of credit to borrow up to $360 million. This facility matures in February 2005 and requires monthly interest payments at 125 basis points over LIBOR. Availability under this line of credit is limited based on various financial covenants and guarantees under certain tax retention operating leases. At December 31, 2002, the available amount was $131.3 million. At December 31, 2002, there was $113.5 million outstanding and the weighted average rate was 2.75%.

NOTE G — NOTES PAYABLE

NOTES PAYABLE

(in thousands)	DEC. 31 2002	2001
SENIOR NOTES PAYABLE	$ 300,000	$ 300,000
MORTGAGE NOTES PAYABLE	143,289	75,298
	443,289	375,298
PREMIUM ON SENIOR NOTES PAYABLE	1,601	—
PREMIUM ON MORTGAGE NOTES PAYABLE	1,947	—

gross participation rights by $6.4 million and increased income before extraordinary items and net income by $3.4 million and diluted earnings per share by $0.10.

On June 27, 2002, we paid off the participating mortgage for one storage center. The lenders were to receive 90% of the property's appreciation. As a result this mortgage was accounted for in the same manner as described above. We paid off this participating mortgage for $12.5 million including $7.3 million in mortgage debt and $0.2 million in prepayment penalties. The remaining $5.0 million payment was accounted for as reduction in participation rights. In connection with the early extinguishment of this debt, we recognized an extraordinary gain of $1.2 million, net of prepayment penalties.

The following table summarizes the estimated liability for participation rights and the related discount:

PARTICIPATION RIGHTS

(in thousands)	DEC. 31 2002	2001
GROSS PARTICIPATION RIGHTS	$ 49,842	$ 65,431
PARTICIPATION RIGHTS DISCOUNT	(2,370)	(17,777)
PARTICIPATION RIGHTS, NET OF DISCOUNT	$ 47,472	$ 47,654

NOTE I — LEASE OBLIGATIONS

We lease certain parcels of land and buildings under operating leases with terms up to 50 years. The future minimum rental payments required under these leases are as follows:

LEASE OBLIGATIONS

(in thousands)	
2003	$ 5,644
2004	5,596
2005	5,678
2006	5,603
2007	5,463
THEREAFTER	49,379
	$ 77,363

Expense under these leases was approximately $3.5 million, $2.6 million and $1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE J — VARIABLE INTEREST ENTITY

Tax Retention Operating Leases: In February 2001, we executed an agreement with a third party to enter into up to $250 million worth of tax retention operating leases in connection with the line of credit discussed in Note F. Most of our development projects since that time have been developed by this third party and leased through this facility. Under the related agreements, we function as construction agent and tenant. At the end of the lease term, we may acquire a property or it may be sold to a third party, or the lease may be extended by mutual agreement; we have the option to acquire a property at or before the end of its lease term. If we exercise our options, the purchase price for the property will be equal to the total property cost plus interest carry and a fixed equity return to the third party at a combined rate of approximately 150 basis points over LIBOR. Prior to such purchase, we have no legal ownership in these properties. As of December 31, 2002, the third party has eight storage centers under construction, has purchased land for construction of seven additional storage centers and has sixteen completed developments and four acquisitions with one additional completed storage center subleased to a third party. The lease term for these properties begins on the third party's acquisition of the land and/or property. Rent commences under the lease on completion of construction and equals 85% of the storage center's positive monthly net operating income. For the year ended December 31, 2002 and 2001, we paid $678,000 and $122,000, respectively, in lease payments on these properties. During 2002, we exercised our option on three properties for a total cost of $14.2 million. Additionally, during December 2002, we gave notice that we intend to exercise our option on one additional property for $2.6 million. This property has not been completed and we have determined that no further construction will be done on this property and the land will be sold. We have expensed $1.2 million in abandoned development expense in connection with this property. As of December 31, 2002, the assets in this variable interest entity have a carrying value of $155.6 million. In connection with these leases, our maximum exposure to loss is for contingent residual

$ 446,837	$ 375,298

On July 24, 2002, we paid $1.2 million to retire a mortgage note payable incurring prepayment penalties of $164,000 which are included in early extinguishment of debt in the Consolidated Statement of Net Income.

On June 27, 2002, we paid $12.5 million to pay off a participating mortgage including $7.3 million in mortgage debt, $5.0 million in participation rights and $0.2 million in prepayment penalties. In connection with the early extinguishment of this debt, we recorded a gain, net of prepayment penalties, of $1.2 million.

On June 26, 2002, in connection with the purchase of our 74% interest in Morningstar (See Note D), we acquired notes payable of $58.4 million with fair values of $61.3 million and recorded a premium on these notes of $2.1 million (74% of the difference between face value and fair value). These notes have various interest rates ranging from 3.74% to 9.05% per annum and mature between 2005 and 2012.

Shurgard-Resco L.L.C., a consolidated entity, borrowed $14.7 million in May 2002. The note matures June 1, 2012, is secured by 3 properties owned by Shurgard-Resco L.L.C., and has a fixed interest rate of 7.10% per annum.

At December 31, 2002, $66.3 million of the mortgage notes payable is secured by 21 properties accounted for as participation rights (See Note H) and is a non-recourse credit facility that requires payments of interest only. This note matures December 2003 with two consecutive one year extension options.

In April 1997, we issued $100 million in senior unsecured notes, $50 million of which are seven year notes due April 2004 bearing interest at 7.5% and $50 million of which are ten year notes due April 2007 bearing interest at 7.625%. The notes require semi-annual interest due April 25th and October 25th. During 2002 we entered into, and later terminated, a fixed to variable rate swap for $50 million of the senior notes payable due in 2004. This hedge was designated as a fair value hedge. As a result of this hedge, the carrying value of the bonds was increased by $1.6 million as of December 31, 2002 (See Note P).

On February 22, 2001, we issued $200 million in senior unsecured notes that are ten-year notes bearing interest at 7.75% and are due 2011. The notes require semi-annual interest payments due February 22 and August 22.

Additionally, we have a mortgage note payable totaling approximately $1.9 million dollars secured by one wholly owned property which mortgage note matures in 2011.

The maturities of debt principal over the next five fiscal years and thereafter are approximately $66.3 million in 2003, $50.0 million in 2004, $23.1 million in 2005, $2.6 million in 2006, $50.0 million in 2007, and $251.3 million in 2008 and thereafter. Each of these notes contains covenants that require us to submit financial information and maintain certain financial ratios. Secured debt of $143.3 million is secured by storage centers with a net book value of $179.1 million. As of December 31, 2002, we were in compliance with all debt covenants.

NOTE H — PARTICIPATION RIGHTS

During the past several years we formed four joint ventures; SFPI in May 1998 with Fremont Storage Partners I, SFPII in March 1999 with Fremont Storage Partners II, Shurgard/K&S I, LLC in October 1999 with K&S Storage, LLC and CCP/Shurgard Venture, LLC (CCP/Shurgard) in May 2000 with an affiliate of JP Morgan Partners. Under these joint venture agreements, we constructed storage centers financed through the use of cash flows provided by operations and our line of credit and, on completion, contributed those storage centers to the joint ventures. At the time of contribution, we were reimbursed to the extent our historical cost plus negative cash flow prior to the transfer exceeded our pro rata portion of required equity (calculated as total required funding less amounts provided from financial institutions multiplied by our ownership percentage). We either retain an option to purchase the storage centers from the joint venture or the joint venture has a right to put those storage centers to us at a future date. The purchase price is calculated as the greater of (a) that amount necessary to provide a specified return on the partners' contributed capital (12% in the case of CCP/Shurgard) or (b) annualized NOI divided by 9.25%. Due to our continuing involvement with the storage centers, in accordance with SFAS 66, "Accounting for Sales of Real Estate," we do not recognize the sale of these properties and, due to the likelihood of our exercising the options, we account for these transactions as financing arrangements. Under this method we recognize a participation rights liability and a related discount on the underlying liability for the estimated fair value of our joint venture partners' share of the estimated option purchase price based on the best evidence available to us. The discount is amortized as a component of interest expense over the term of the related agreements. Changes in the estimated fair value of the participation rights and related discount are recognized prospectively over the remaining term of the agreements. The storage centers, mortgage notes payable, and other related assets and liabilities of the joint ventures are included in our consolidated balance sheets, and the related revenue and expenses of these properties are included in our Consolidated Statements of Net Income.

During 2001, we exercised our option to acquire our joint venture partner's interest in SFP I, SFP II and Shurgard/K&S I for a total of $69.4 million. These acquisitions were accounted for as a reduction in participation rights liability.

During 2002, we re-evaluated our estimate of the option price, the projected timing of our joint venture partner's exercise of their put option and the related expected cash flows. These changes were accounted for as a change in estimate, reduced gross participation rights and subsequent amortization of participation rights. The effect of this change in estimate on 2002 financial statements decreased

lease guarantees totaling $134.3 million as of December 31, 2002.

European Partnership: Recom & Co SNC (Recom) is a Belgian partnership in which we, our European operating partners and some Shurgard Europe employees have ownership interests as described below. Our interests and those of Recom and some of our European partners reflect fully diluted equity interests, after taking into account the exercise of warrants as described below. Recom holds a 53.83% interest in Shurgard Europe as described below. We own a 9.11% interest in Recom, and our European operating partners and an entity comprised of some Shurgard Europe employees own collectively a 1.24% interest. The remaining 89.65% interest is held by a trust funded by a commercial banking group through which Recom has established a $168.5 million credit facility. As a general partner of Recom, we are contingently liable for repayment of any amounts outstanding under the credit facility in the event of default. Balances under the credit facility are unsecured, bear interest at LIBOR plus 1.5% (plus certain additional costs) and mature on June 21, 2003. The loan contains customary affirmative and negative lending covenants and default provisions that apply to us, our other Recom partners and Shurgard Europe and could be due prior to maturity in the event of default by us or them in our or their separate indebtedness. Recom is managed by one of our European operating partners who are responsible for day to day operations. Any significant capital commitment or any sale of assets requires unanimous approval of all partners. We, our European operating partners and some of the Shurgard Europe employees have the right to increase our respective equity interests in Recom, pro rata in proportion to our existing ownership, by purchasing additional shares at a Euro fixed price. For example, if these partners were to purchase additional interests to provide capital for repayment of the credit facility balance at December 31, 2002, our interest would increase to 87.65%. If we were the only party to purchase additional interests for this purpose, our interest would increase to 99.58%. One of our European operating partners has an option, exercisable in June 2003, to purchase the trust's interest in Recom identified above for a fixed price and is subject to a put option, exercisable also in June 2003, with respect to the same interest at the same price.

Recom has total assets of $146.7 million and total liabilities of $151.1 million of which we guarantee $147.6 million. Recom's assets include investment in Shurgard Europe of $18.4 million, loan to Shurgard Europe of $127.6 million and other assets of $0.7 million. It is reasonably likely that we will be considered the primary beneficiary of Recom and that we will have to consolidate the assets and liabilities of Recom into Shurgard's financial statements. Our maximum exposure to loss would be our contingent liability as general partner which totaled $147.6 million at December 31, 2002.

Other Joint Ventures: We operate 29 properties in unconsolidated joint ventures that have been developed primarily through our Florida and Tennessee joint ventures. Our ownership interests range from 50% to 90%, and we do not exercise effective control because all major decisions require the agreement of both parties. These joint ventures have total assets of $98.1 million and total liabilities of $67.2 million. We have guaranteed debt of $15.1 million related to these joint ventures. Our maximum exposure to loss would be $44.5 million, the total of these guarantees and the net book value of our investment which was $29.4 million at December 31, 2002.

Shurgard Europe is a Belgian joint venture in which we own 2.66%, four unaffiliated institutional investors own 43.26%, our European operating partners own .25% and Recom owns 53.83%. Our European operating partners are European entrepreneurs who worked with us in 1995 to establish the European operations and who joined us as original investors at that time. The four institutional investors, consisting of European and U.S. banking, insurance and real estate institutions, acquired their interests in October 1999 through a commitment to invest 122 million Euro in the joint venture. On February 27, 2001, the joint venture obtained commitments from all of its owners to invest an additional 28 million Euro. The commitments were made pro rata and, therefore, did not alter the percentage ownership of the parties. At December 31, 2002, Shurgard Europe had drawn on 122 million Euro of the initial commitment from the institutional investors and had not yet drawn on any of the additional February 2001 commitment.

Shurgard Europe is managed by a board of managers in which we hold 50% of the votes, our European operating partners hold 7% and the institutional investors collectively hold 43%. Substantially all major decisions require approval of managers holding at least 80% of the votes. The joint venture agreement provides that if, by December 31, 2004, the institutional investors have not had an opportunity to liquidate their interests through an initial public offering or a sale of their interests, then they may initiate steps that could lead to an initial public offering or to the sale of Shurgard Europe or its assets in accordance with prescribed procedures. All partners' interests in Shurgard Europe are subject to a right of first refusal. We, Recom and our European operating partners are subject to other restrictions on transfer and sale. The operation of these provisions could substantially affect our ownership interest in and the structure of our European investment.

Shurgard Europe has total assets of $543.5 million and total liabilities of $494.3 million including $49.3 million bonds payable to us and $127.6 million note payable to Recom. Our maximum exposure to loss would be the balance of the bonds payable to us of $49.3 million at December 31, 2002.

We are currently evaluating the joint ventures and Shurgard Europe on an entity by entity basis to determine if they meet the criteria to be classified as a variable interest entity. Based on completing the preliminary steps of this evaluation, some or all of these entities may be consolidated in our financial statements beginning July 1, 2003.

NOTE K — RELATED PARTY TRANSACTIONS

On May 27, 2002, we entered into a subscription agreement to purchase up to $50 million of three year 9.75% payment-in-kind cumulative preferred bonds to be issued at the option of Shurgard Europe.

Pursuant to the subscription agreement, Shurgard Europe may issue up to $50 million of these preferred bonds to us during the first two years of the three-year commitment term. If Shurgard Europe issues more than $40 million in bonds during the first 12 months, it has the option of increasing our total notional subscription to $75 million. Interest is payable on the bonds at the end of each quarter in cash or through an issuance of additional bonds. The bonds issued to pay interest can be issued above the commitment amount. Shurgard Europe has two one-year options to extend the three year redemption date of the bonds. Shurgard Europe must redeem the bonds on the redemption date, or may redeem at anytime prior to the redemption date, on paying us 115% of the face value of the outstanding bonds plus accrued and unpaid interest. The subscription agreement entitles us to a commitment fee of 0.5% and a structuring fee of 1.5% of the initial commitment of $50 million, as well as an unused fee equal to 100 basis points of the undrawn amount payable in arrears on a quarterly basis. These fees are being recognized as revenue using the interest method over the term of the bonds. As of December 31, 2002, $49.3 million of bonds had been issued to us and we have recorded $1.4 million in interest income.

We provide property management services to affiliates including marketing, maintenance, management information systems, access to our call center and management of on-site personnel. Management fees from related parties were $454,000 $393,000 and $250,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE L — EXIT COSTS

In December 2001, the Board of Directors approved an exit plan to discontinue the operations of STG in the Atlanta and Southern California markets. In connection with this decision, we accrued incremental costs that we expected to incur during the closing of the warehouses of $4.1 million which are included in General, administrative and other in the Consolidated Statement of Net Income for 2001. These costs consisted of lease termination fees for warehouses and equipment, severance packages, charges to prepaid expenses, estimated loss on sale of containers and estimated loss from operations during closing of $2.4 million, as well as impairment losses on certain assets and goodwill of an additional $1.7 million. The costs charged to this accrual during 2002 consisted primarily of lease termination fees and costs necessary to relocate current customers incurred during 2002. We expect to have the exit plan completed in the first half of 2003.

EXIT COSTS

(in millions)	
TOTAL EXIT COSTS ACCRUED IN 2001	$2.4
TOTAL ACCRUED EXIT COSTS AS OF DECEMBER 31, 2001	$2.4
COSTS APPLIED TO ACCRUAL	(2.2)
TOTAL ACCRUED EXIT COSTS AS OF DECEMBER 31, 2002	$0.2

NOTE M — INCOME TAXES

In June 2001, we purchased the remaining shares of STG, a taxable REIT subsidiary, and began consolidating the assets and liabilities of STG as of that date. In addition, we began operations for Shurgard TRS, a taxable REIT subsidiary, in 2002, which includes Shurgard Preferred Partners, Storage Line Management and SS Income Plan. STG has also been merged into Storage To Go, LLC, a wholly-owned subsidiary of Shurgard TRS. The income tax benefit, calculated at the statutory rate of 34%, consists entirely of a deferred tax benefit due to net operating losses. The components of deferred tax assets (liabilities) for Shurgard TRS at December 31, 2001 are included in the table below. As of December 31, 2002, no valuation allowance had been established.

INCOME TAXES

(in thousands)	DEC. 31 2002	2001
NET OPERATING LOSS CARRYFORWARDS	$ 8,227	$ 7,173
ACCRUAL FOR WAREHOUSE CLOSURE	56	891
FIXED ASSETS	25	(70)
	$ 8,308	$ 7,994

The following table reconciles Shurgard's net income to REIT taxable income for the years ended December 31, 2002, 2001 and 2000:

NET INCOME EXCLUDING GOODWILL

NOTE N (in thousands except per share data)	FOR THE YEAR ENDED DEC. 31 2002	2001	2000
REPORTED NET INCOME BEFORE EXTRAORDINARY ITEMS	$ 65,908	$ 36,359	$ 32,307
ADD BACK: GOODWILL AMORTIZATION	—	1,073	1,041
ADJUSTED NET INCOME BEFORE EXTRAORDINARY ITEMS	65,908	37,432	33,348
EARLY EXTINGUISHMENT OF DEBT	1,724	(1,445)	—
ADJUSTED NET INCOME	$ 67,632	$ 35,987	$ 33,348
BASIC EARNINGS PER SHARE:			
REPORTED NET INCOME BEFORE EXTRAORDINARY ITEMS	$ 1.47	$ 0.69	$ 0.80
ADD BACK: GOODWILL AMORTIZATION	—	0.03	0.04
ADJUSTED NET INCOME BEFORE EXTRAORDINARY ITEMS	1.47	0.72	0.84
EARLY EXTINGUISHMENT OF DEBT	0.05	(0.04)	—
ADJUSTED NET INCOME	$ 1.52	$ 0.68	$ 0.84
DILUTED EARNING PER SHARE:			
REPORTED NET INCOME BEFORE EXTRAORDINARY ITEMS	$ 1.45	$ 0.68	$ 0.79
ADD BACK: GOODWILL AMORTIZATION	—	0.03	0.03
ADJUSTED NET INCOME BEFORE EXTRAORDINARY ITEMS	1.45	0.71	0.82
EARLY EXTINGUISHMENT OF DEBT	0.05	(0.04)	—
ADJUSTED NET INCOME	$ 1.50	$ 0.67	$ 0.82

EXPECTED AMORTIZATION

NOTE N (in thousands)	
2003	$ 1,952
2004	1,040
2005	709
2006	404
2007	347
THEREAFTER	926
	$ 5,378

which are issued and outstanding at December 31, 2002, as discussed below), and 3.45 million shares have been designated as Series D Cumulative Redeemable Preferred Stock (3.45 million of which are issued and outstanding at December 31, 2002, as discussed below). The Board of Directors is authorized to determine the rights, preferences and privileges of the preferred stock including the number of shares constituting any such series and the designation thereof.

Series C Cumulative Redeemable Preferred Stock requires quarterly distribution payments totaling 8.7% per year and is callable at our option after five years, at a redemption price of $25 per share.

In February 2001, we raised $86.25 million (approximately $83.1 million in net proceeds) through the sale of 3.45 million shares of Series D Cumulative Redeemable Preferred Stock. These preferred shares require quarterly distributions of 8.75% per year and are callable at our option after five years, at a redemption price of $25 per share.

On March 24, 1995, Shurgard acquired Shurgard Incorporated (the Management Company) through

December 31, 2002, 2001 and 2000:

REIT TAXABLE INCOME

(in thousands)	YEAR ENDED DEC. 31		
	2002	2001	2000
NET INCOME	$ 67,632	$ 34,914	$ 32,307
BOOK ADJUSTMENT FOR RESTATEMENT			20,666
PREPAID RENT	21	244	(20)
ORIGINAL ISSUE DISCOUNT	40	131	182
INVESTMENT IN UNCONSOLIDATED ENTITIES	9,626	26,181	1,935
TRAVEL AND ENTERTAINMENT	185	194	225
GAIN FROM DISTRIBUTIONS IN EXCESS OF TAX BASIS		60	
DEPRECIATION AND AMORTIZATION	1,580	5,586	2,845
GAIN ON DISPOSITION OF ASSETS	(43)	(141)	(85)
OTHER ITEMS	167	(260)	(105)
TROL LEASE EXPENSE	2,480		
DIVIDENDS PAID	(87,469)	(70,400)	(59,908)
REIT TAXABLE INCOME	$ (5,781)	$ (3,491)	$ (1,958)

For income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. For the years ended December 31, 2002, 2001 and 2000 distributions paid per share were taxable as follows:

DISTRIBUTIONS

(dollars in thousands)	2002		2001		2000	
	AMOUNT	PERCENTAGE	AMOUNT	PERCENTAGE	AMOUNT	PERCENTAGE
ORDINARY INCOME	$ 1.92	91.0%	$ 1.74	84.1%	$ 1.73	85.2%
RETURN OF CAPITAL	0.11	5.2%	0.26	12.6%	0.30	14.8%
CAPITAL GAINS	0.08	3.8%	0.07	3.4%	—	0.0%
	$ 2.11	100%	$ 2.07	100%	$ 2.03	100.0%

NOTE N — GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002 we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. The table in the following column summarizes our net income for the years ended December 31, 2002, 2001 and 2000, excluding goodwill amortized during the period prior to adoption of SFAS No. 142. The second table in the following column summarizes our expected amortization over the next five years and thereafter.

NOTE O — SHAREHOLDERS' EQUITY

In addition to the rights, privileges and powers of Class A Common Stock, Class B common shareholders received loans from Shurgard to fund certain obligations to the 17 partnerships that comprised our predecessor. For the years ended December 31, 2002 and 2001, we received $80,000 and $49,000 in interest income on these notes. The loans were paid in full as of December 31, 2002 and the Class B Common Stock was converted to Class A Common Stock. As of December 31, 2002, there are no shareholder loans outstanding.

Shurgard has 40 million shares of preferred stock authorized, of which 2.8 million shares have been designated as Series A Junior Participating Preferred Stock, (none are issued and outstanding at December 31, 2002); 2 million shares have been designated as Series B Cumulative Redeemable Preferred Stock (none of which are issued and outstanding at December 31, 2002, as discussed below), 2 million shares have been designated as Series C Cumulative Redeemable preferred stock (2 million of

On March 24, 1995, Shurgard acquired Shurgard Incorporated (the Management Company) through a merger. Under the Management Company Merger Agreement, we were contingently obligated to issue additional shares as consideration for certain partnership interests held by the Management Company, which were not valued at the time of the merger. On June 5, 2000, we issued the final 387,933 Class A common shares due under this obligation with an aggregate value of $9.2 million.

In 2001, we raised net proceeds after offering costs of $76.0 million through the sale of 2.7 million shares of Class A Common Stock.

On June 28, 2002, we raised $86.25 million (approximately $82.3 million net proceeds) through the sale of 2.5 million shares of Class A Common Stock. We used approximately $50 million of the proceeds to redeem in full our 8.80% Series B Cumulative Redeemable Preferred Stock, issued on April 16, 1997, on August 19, 2002. Additional proceeds were used to repay a portion of the indebtedness under our revolving credit facility.

NOTE P — DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER COMPREHENSIVE INCOME

SFAS 133 requires that all derivatives be recognized in the balance sheet and measured at fair value. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings or recorded in other comprehensive income, and recognized in the statement of earnings when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment.

The adoption of SFAS 133 on January 1, 2001 resulted in a cumulative reduction to Other Comprehensive Income (OCI) of $348,000. The reduction in OCI was attributable to losses on cash flow hedges. There was no net gain or loss recognized in earnings for the years ended December 2002 and 2001 due to hedge ineffectiveness. Changes in the time value of an interest rate cap have been excluded from the assessment of hedge effectiveness, are reported in "Interest income and other"on the Consolidated Statement of Net Income and were $17,000 and $126,000 for the years ended December 31, 2002 and 2001, respectively. Approximately $25,000 of OCI will be reclassified into earnings during the next twelve months through amortization.

For the year ended December 31, 2002, other assets decreased $106,000, other liabilities increased $8.3 million and other comprehensive loss increased $8.4 million due to changes in the value of derivative instruments. Total accumulated other comprehensive loss was $11.1 million as of December 31, 2002.

In March 2002, we entered into a fixed to variable rate swap for $50 million of the senior notes payable due in 2004. This hedge was designated as a fair value hedge. The gain or loss on the swap and the bonds are recognized in earnings and the carrying value of the bonds is adjusted accordingly. On August 20, 2002, we terminated these swaps at a gain of $2 million. This gain is being amortized to interest expense over the remaining life of the bonds using the effective interest rate method. For the year ended December 31, 2002, the carrying value of the bonds was increased by $1.6 million. For the year ended December 31, 2002, interest expense was reduced by $452,000 for amortization of the gain.

Subsequent to our adoption of SFAS 133 for the year ended December 31, 2001, other assets increased $106,000, other liabilities increased $3.0 million and other comprehensive loss increased $2.7 million. For the year ended December 31, 2001, we recognized $1.2 million in interest expense related to the termination of swap agreements for SFPI and SFPII in connection with paying off the debt.

NOTE Q — STOCK COMPENSATION AND BENEFIT PLANS

The 1993 Stock Option Plan (the 1993 Plan) provides for the granting of options for up to 3% of our outstanding shares of Class A Common Stock at the end of each year, limited in the aggregate to 5,000,000 shares. In general, the options vest ratably over five years and must be exercised within ten years from date of grant. The exercise price for qualified incentive options under the 1993 Plan must be at least equal to fair market value at date of grant and at least 85% of fair market value at date of grant for non qualified options. The 1993 Plan expires in 2003. The remaining outstanding options under the 1993 Plan expire in 2005.

The 1995 Long-Term Incentive Compensation Plan (the 1995 Plan) provided for the granting of options for up to 2% of the adjusted average shares of our Class A Common Stock outstanding during the preceding calendar year, as well as stock appreciation rights, stock awards (including restricted stock), performance awards, other stock-based awards and distribution equivalent rights. The 1995 Plan required mandatory acceleration of vesting in the event of certain mergers and consolidations or a sale of substantially all the assets or a liquidation of Shurgard, except where such awards were assumed or replaced in the transaction. The 1995 Plan permitted the plan administrator to authorize loans, loan guarantees or installment payments to assist award recipients in acquiring shares pursuant to awards and contains certain limitations imposed by tax legislation. The 1995 Plan allowed for grants to consultants and agents, as well as our officers and key employees. The 1995 plan expired in July 2000.

The 2000 Long-Term Incentive Compensation Plan (the 2000 Plan) provides for the granting of options for up to 2.8 million shares of our Class A Common Stock, as well as stock appreciation rights, stock awards (including restricted stock), performance awards, other stock-based awards and distribution equivalent rights. The 2000 Plan requires mandatory acceleration of vesting in the event of certain mergers and consolidations or a sale of substantially all the assets or a liquidation of Shurgard, except where such awards are assumed or replaced in the transaction. The 2000 Plan permits the plan administrator to authorize loans, loan guarantees or installment payments to assist award recipients in acquiring shares pursuant to awards and contains certain limitations imposed by tax legislation. The 2000 Plan allows for grants to consultants and agents, as well as our officers, directors and key employees. We granted 39,325, 34,289 and 39,525 shares of restricted Class A Common Stock to officers and key employees for years ended December 31, 2002, 2001 and 2000, respectively, and recorded approximately $416,000, $175,000 and $11,000 in compensation expense, respectively. The shares granted entitle the grantee to all shareholder rights: however, the shares will vest ratably over 5 years. If a grantee's employment is terminated prior to the end of the five-year period, the unvested shares will be forfeited. During 2002, 5,587 shares were forfeited due to employee terminations. In December 2001, we granted 142,358 shares of discounted options to officers and key employees. During 2002 we recognized $204,000 in expense related to these options.

In 1993, we also established the Stock Option Plan for Nonemployee Directors (the Directors Plan) for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors. This plan was amended during 1995 and provided current outside directors with 6,000 shares each in 1995 and 3,000 shares each annually thereafter. Such options vest on the date of our next annual meeting so long as such director continues to serve as a director until such date. In 1998 the Directors Plan was amended and restated to provide for discretionary grants. The total number of shares reserved under the Plan did not change and remains at 200,000. The exercise price for options granted under the Directors Plan are equal to fair market value the day before the date of grant. As of December 31, 2002, 151,680 of these options were outstanding.

We have an employee incentive savings and stock ownership plan, in which substantially all employees are eligible to participate. Each year, employees may contribute an amount up to 15% of their annual compensation not to exceed the maximum allowable by law. Employee contributions may be invested in one or more of ten mutual fund investment options administered by a third party. We match a portion of employee contributions and may make annual discretionary contributions in the form of company stock. Our expense for contributions to this plan was approximately $597,000, $737,000 and $809,000 for 2002, 2001 and 2000, respectively. We do not offer post-employment or post-retirement benefits.

In 1996, we established an Employee Stock Purchase Plan under which employees can elect to purchase Shurgard stock through regular periodic payroll deductions without paying broker commissions. This plan provides for potential price discounts of up to 15%. Effective January 2000, a 10% discount was offered to employees under this plan.

The weighted average remaining contractual life of options outstanding at December 31, 2002 was 7.6 years and option prices ranged from $20.75 to $34.70 per share.

The following tables summarizes information about stock options outstanding and exercisable at December 31, 2002:

STOCK OPTIONS OUTSTANDING

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
OUTSTANDING, JANUARY 1, 2000	2,247,576	$ 24.46
GRANTED	1,164,500	$ 23.15
FORFEITED	(385,583)	$ 24.40
EXERCISED	(36,854)	$ 23.01
OUTSTANDING, DECEMBER 31, 2000	2,989,639	$ 23.98
GRANTED	545,418	$ 28.77
FORFEITED	(197,643)	$ 24.75
EXERCISED	(240,064)	$ 22.82
OUTSTANDING, DECEMBER 31, 2001	3,097,350	$ 24.86
GRANTED	485,939	$ 31.32
FORFEITED	(157,335)	$ 24.95
EXERCISED	(539,493)	$ 23.78
OUTSTANDING, DECEMBER 31, 2002	2,886,461	$ 26.15
EXERCISABLE, DECEMBER 31, 2000	999,709	$ 25.34
EXERCISABLE, DECEMBER 31, 2001	1,451,793	$ 24.69
EXERCISABLE, DECEMBER 31, 2002	1,807,732	$ 24.78

RANGE OF	NUMBER OF OPTIONS OUTSTANDING	WEIGHTED AVERAGE REMAINING	NUMBER OF OPTIONS EXERCISABLE

NOTE S — NET INCOME PER SHARE

The following table summarizes the computation of basic and diluted net income per share.

NET INCOME PER SHARE

(in thousands except per share data)	NET INCOME	WEIGHTED AVERAGE SHARES	NET INCOME PER SHARE
FOR THE YEAR ENDED DECEMBER 31, 2000			
NET INCOME	$ 32,307		
LESS: PREFERRED DISTRIBUTIONS	(8,750)		
BASIC NET INCOME	23,557	29,561	$ 0.80
EFFECT OF DILUTIVE STOCK OPTIONS	—	200	(0.01)
DILUTED NET INCOME	$ 23,557	29,761	$ 0.79
FOR THE YEAR ENDED DECEMBER 31, 2001			
NET INCOME	$ 34,914		
LESS: PREFERRED DISTRIBUTIONS	(15,098)		
BASIC NET INCOME	19,816	30,689	$ 0.65
EFFECT OF DILUTIVE STOCK OPTIONS	—	397	(0.01)
DILUTED NET INCOME	$ 19,816	31,086	$ 0.64
FOR THE YEAR ENDED DECEMBER 31, 2002			
NET INCOME	$ 67,632		
LESS: PREFERRED DISTRIBUTIONS	(14,695)		
BASIC NET INCOME	52,937	34,836	$ 1.52
EFFECT OF DILUTIVE STOCK OPTIONS	—	565	(0.02)
DILUTED NET INCOME	$ 52,937	35,401	$ 1.50

NOTE T — SEGMENT REPORTING

Shurgard currently has two reportable segments: Same and New Stores. Our definition of Same Stores includes existing stores acquired prior to January 1 of the previous year as well as developed properties that have been operating for a full two years as of January 1 of the current year. We project that newly developed properties will reach stabilization in an average of approximately 24 months. New Stores include existing domestic facilities that had not been acquired as of January 1 of the previous year as well as domestic developed properties that have not been operating a full two years as of January 1 of the current year.

These reportable segments allow us to focus on improving results from our existing domestic real estate assets and renting up our new domestic facilities. We evaluate each segment's performance based on net operating income (NOI) and NOI after indirect and leasehold expenses. NOI is defined as rental revenue less direct operating expenses and real estate taxes, but does not include any allocation of indirect operating expense. Indirect and leasehold expense includes land or building lease expense and certain shared property costs such as bank fees, district and corporate management, purchasing, national contracts personnel and marketing, as well as certain overhead costs allocated to property operations such as business information technology, legal services, human resources and accounting. Indirect operating expense is allocated to stores based on number of months in operation during the period and does not include internal real estate acquisition costs or abandoned development expense.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales and transfers. We do not allocate development and acquisition expense, depreciation and amortization, general, administrative and other, interest expense, interest income and other (net) and minority interest to the segments.

Using the definition of Same Store and New Store described above, the portfolio of assets reported in these segments changes from year to year. Assets transition from New Store to Same Store over time. The following table illustrates the results using the 2002 Same Store and New Store base for reportable segments as of and for the years ended December 31, 2002 and 2001. Same stores include all stores acquired prior to January 1, 2001, and domestic developments opened prior to January 1, 2000. New stores represent all stores acquired after January 1, 2001, and domestic developments opened after January 1, 2000. Disposed stores represent properties sold during 2002:

RANGE OF EXERCISE PRICES

RANGE OF EXERCISE PRICES	OUTSTANDING DECEMBER 31, 2002	REMAINING CONTRACTUAL LIFE	EXERCISABLE DECEMBER 31, 2002
$20.75 TO $23.00	27,100	2.1 YEARS	27,100
$25.50 TO $27.00	17,696	3.2 YEARS	17,696
$28.25 TO $28.25	122,923	4.1 YEARS	122,923
$27.88 TO $29.00	241,266	5.1 YEARS	241,266
$21.31 TO $27.56	640,454	6.6 YEARS	633,787
$22.63 TO $23.31	863,840	7.7 YEARS	564,692
$24.56 TO $32.25	487,243	8.8 YEARS	200,268
$28.99 TO $34.70	485,939	9.9 YEARS	–
	2,886,461		1,807,732

We have adopted the disclosure only provisions of SFAS 123, "Accounting for Stock-Based Compensation." No compensation cost has been recognized for options granted at market price. Had compensation cost for options granted under our stock option plans been determined based on the fair value at the grant date for awards in 2000, 2001 and 2002 consistent with the provisions of SFAS 123, our net income and net income per share would have been reduced to the pro forma amounts indicated below:

STOCK-BASED COMPENSATION

(in thousands except per share data)	YEAR ENDED DEC 31, 2002	2001	2000
NET INCOME:			
AS REPORTED	$ 67,632	$ 34,914	$ 32,307
COMPENSATION EXPENSE	(1,061)	(1,854)	(1,478)
PRO FORMA	$ 66,571	$ 33,060	$ 30,829
BASIC NET INCOME PER SHARE:			
AS REPORTED	$ 1.52	$ 0.65	$ 0.80
PRO FORMA	$ 1.49	$ 0.59	$ 0.75
DILUTIVE NET INCOME PER SHARE:			
AS REPORTED	$ 1.50	$ 0.64	$ 0.79
PRO FORMA	$ 1.47	$ 0.58	$ 0.74
WEIGHTED AVERAGE FAIR VALUE OF OPTIONS GRANTED	$ 1.75	$ 2.16	$ 2.54

The fair value of options granted under our stock option plans during 2002, 2001 and 2000 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: dividend yield of 8.20%, 8.41% and 8.81%; expected volatility of 20%, 19% and 28%; risk free interest rate of 2.76%, 5.07% and 5.12%; and expected life of 5.2, 6.5 and 6.5 years, respectively.

NOTE R — SHAREHOLDER RIGHTS PLAN

In March 1994, we adopted a Shareholder Rights Plan and declared a distribution of one Right for each outstanding share of common stock. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $65, subject to adjustment. The Rights will be exercisable only if a person or group has acquired 10% or more of the outstanding shares of common stock, or following the commencement of a tender or exchange offer for 10% or more of such outstanding shares of common stock. If a person or group acquires more than 10% of the then outstanding shares of common stock, each Right will entitle its holder to receive, on exercise, common stock (or, in certain circumstances, cash, property or other securities of Shurgard) having a value equal to two times the exercise price of the Right. In addition, if Shurgard is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase that number of the acquiring company's common shares having a market value of twice the Right's exercise price. We will be entitled to redeem the Rights at $0.0001 per Right at any time prior to the earlier of the expiration of the Rights in March 2004 or the time that a person has acquired a 10% position. The Rights do not have voting or distribution rights, and until they become exercisable, have no dilutive effect on our earnings.

January 1, 2000. Disposed stores represent properties sold during 2002:

SEGMENT REPORTING 2002 AND 2001

(in thousands)	SAME STORES	NEW STORES	DISPOSED	TOTAL
YEAR ENDED DECEMBER 31, 2002				
REAL ESTATE OPERATIONS REVENUE	$ 231,350	$ 35,979	$ 203	$ 267,532
LESS UNCONSOLIDATED JOINT VENTURES	(11,330)	(3,264)	–	(14,594)
CONSOLIDATED REVENUE	220,020	32,715	203	252,938
DIRECT OPERATING AND REAL ESTATE TAX EXPENSE	67,658	17,425	124	85,207
LESS UNCONSOLIDATED JOINT VENTURES	(3,972)	(1,572)	–	(5,544)
CONSOLIDATED DIRECT OPERATING AND REAL ESTATE TAX EXPENSE	63,686	15,853	124	79,663
CONSOLIDATED NOI	156,334	16,862	79	173,275
INDIRECT AND LEASEHOLD EXPENSE	13,080	5,643	–	18,723
LESS UNCONSOLIDATED JOINT VENTURES	(765)	(383)	–	(1,148)
CONSOLIDATED INDIRECT AND LEASEHOLD EXPENSE	12,315	5,260	–	17,575
CONSOLIDATED NOI AFTER INDIRECT AND LEASEHOLD EXPENSE	$ 144,019	$ 11,602	$ 79	$ 155,700
TOTAL ASSETS	$ 963,715	$ 297,212	$ –	$1,260,927
YEAR ENDED DECEMBER 31, 2001				
REAL ESTATE OPERATIONS REVENUE	$ 227,776	$ 13,263	$ 763	$ 241,802
LESS UNCONSOLIDATED JOINT VENTURES	(13,945)	(1,495)	–	(15,440)
CONSOLIDATED REVENUE	213,831	11,768	763	226,362
DIRECT OPERATING AND REAL ESTATE TAX EXPENSE	65,627	7,446	375	73,448
LESS UNCONSOLIDATED JOINT VENTURES	(4,730)	(1,123)	–	(5,853)
CONSOLIDATED DIRECT OPERATING AND REAL ESTATE TAX EXPENSE	60,897	6,323	375	67,595
CONSOLIDATED NOI	152,934	5,445	388	158,767
INDIRECT AND LEASEHOLD EXPENSE	14,220	2,703	–	16,923
LESS UNCONSOLIDATED JOINT VENTURES	(807)	(234)	–	(1,041)
CONSOLIDATED INDIRECT AND LEASEHOLD EXPENSE	13,413	2,469	–	15,882
CONSOLIDATED NOI AFTER INDIRECT AND LEASEHOLD EXPENSE	$ 139,521	$ 2,976	$ 388	$ 142,885
TOTAL ASSETS	$ 992,897	$ 187,077	$ –	$1,179,974

SEGMENT REPORTING 2001 AND 2000

The following table illustrates the results using the 2001 Same Store and New Store base for reportable segments as of and for the years ended December 31, 2001 and 2000. Same stores include all stores acquired prior to January 1, 2000, and all domestic developments opened prior to January 1, 1999. New stores represent all stores acquired after January 1, 2000 and domestic developments opened after January 1, 1999.

(in thousands)	SAME STORES	NEW STORES	DISPOSED	TOTAL
YEAR ENDED DECEMBER 31, 2001				
REAL ESTATE OPERATIONS REVENUE	$ 210,277	$ 31,248	$ 277	$ 241,802
LESS UNCONSOLIDATED JOINT VENTURES	(11,700)	(3,740)	—	(15,440)
CONSOLIDATED REVENUE	198,577	27,508	277	226,362
DIRECT OPERATING AND REAL ESTATE TAX EXPENSE	59,521	13,765	162	73,448
LESS UNCONSOLIDATED JOINT VENTURES	(3,754)	(2,099)	—	(5,853)
CONSOLIDATED DIRECT OPERATING AND REAL ESTATE TAX EXPENSE	55,767	11,666	162	67,595
CONSOLIDATED NOI	142,810	15,842	115	158,767
INDIRECT AND LEASEHOLD EXPENSE	13,062	3,861	—	16,923
LESS UNCONSOLIDATED JOINT VENTURES	(615)	(426)	—	(1,041)
CONSOLIDATED INDIRECT AND LEASEHOLD EXPENSE	12,447	3,435	—	15,882
CONSOLIDATED NOI AFTER INDIRECT AND LEASEHOLD EXPENSE	$ 130,363	$ 12,407	$ 115	$ 142,885
TOTAL ASSETS	$ 992,897	$ 187,077	$ —	$1,179,974
YEAR ENDED DECEMBER 31, 2000				
REAL ESTATE OPERATIONS REVENUE	$ 197,786	$ 15,423	$ 537	$ 213,746
LESS UNCONSOLIDATED JOINT VENTURES	(11,226)	(2,177)	—	(13,403)
CONSOLIDATED REVENUE	186,560	13,246	537	200,343
DIRECT OPERATING AND REAL ESTATE TAX EXPENSE	57,727	7,908	293	65,928
LESS UNCONSOLIDATED JOINT VENTURES	(3,579)	(1,450)	—	(5,029)
CONSOLIDATED DIRECT OPERATING AND REAL ESTATE TAX EXPENSE	54,148	6,458	293	60,899
CONSOLIDATED NOI	132,412	6,788	244	139,444
INDIRECT AND LEASEHOLD EXPENSE	13,266	1,944	—	15,210
LESS UNCONSOLIDATED JOINT VENTURES	(504)	(232)	—	(736)
CONSOLIDATED INDIRECT AND LEASEHOLD EXPENSE	12,762	1,712	—	14,474
CONSOLIDATED NOI AFTER INDIRECT AND LEASEHOLD EXPENSE	$ 119,650	$ 5,076	$ 244	$124,970
TOTAL ASSETS	$1,008,374	$ 116,325	$ —	$1,124,699

The following table reconciles the reportable segments' revenue per the table above to consolidated total revenue for the years ended December 31, 2002, 2001 and 2000.

ENUE CILIATION

(in thousands)	YEAR ENDED DEC 31: 2002	2001	2000
CONSOLIDATED REAL ESTATE OPERATIONS	$ 252,938	$ 226,362	$ 200,343

ASSET RECONCILIATION

The following table reconciles the reportable segments' assets to consolidated assets as of December 31, 2002, 2001, and 2000.

(in thousands)	DEC 31: 2002	2001	2000
SEGMENT ASSETS	$1,260,927	$1,179,974	$1,124,699
UNCONSOLIDATED JOINT VENTURES	(95,537)	(88,205)	(88,167)
CORPORATE ASSETS	254,786	147,036	193,710
CONSOLIDATED ASSETS	$1,420,176	$1,238,805	$1,230,242

NOTE U — SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)

SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)

(dollars in thousands, except per share data) THREE MONTHS ENDED:	MARCH 31, 2002	JUNE 30, 2002	SEPT. 30, 2002	DEC. 31, 2002
REVENUE	$ 60,616	$ 64,013	$ 69,400	$ 70,084
INCOME FROM OPERATIONS	$ 22,373	$ 24,276	$ 27,041	$ 23,490
NET INCOME	$ 13,214	$ 18,676	$ 18,722	$ 17,020
NET INCOME PER COMMON SHARE:				
BASIC	$ 0.28	$ 0.44	$ 0.42	$ 0.38
DILUTED	$ 0.27	$ 0.43	$ 0.42	$ 0.38
	MARCH 31, 2001	**JUNE 30, 2001**	**SEPT. 30, 2001**	**DEC. 31, 2001**
REVENUE	$ 53,133	$ 58,397	$ 60,935	$ 60,125
INCOME FROM OPERATIONS	$ 18,362	$ 22,431	$ 24,443	$ 18,041
NET INCOME	$ 4,137	$ 9,962	$ 11,715	$ 9,100
NET INCOME PER COMMON SHARE:				
BASIC	$ 0.04	$ 0.20	$ 0.26	$ 0.15
DILUTED	$ 0.04	$ 0.19	$ 0.25	$ 0.15

NOTE V — CONTINGENT LIABILITIES AND COMMITMENTS

The following tables summarize our contractual obligations and our off-balance sheet commitments.

CONTRACTUAL OBLIGATIONS

(dollars in thousands) PAYMENTS DUE BY PERIOD:	TOTAL	2003	2004/ 2005	2006/ 2007	2008 AND BEYOND
LONG-TERM DEBT	$ 443,289	$ 66,266	$ 73,123	$ 52,595	$251,305
OPERATING LEASE OBLIGATIONS	77,363	5,644	11,274	11,066	49,379
PARTICIPATION RIGHTS LIABILITY	47,472	27,406	20,066	—	—
TOTAL	$ 568,124	$ 99,316	$104,463	$ 63,661	$300,684

REVENUE RECONCILIATION

	2002	2001	2000
OTHER	11,175	6,228	1,615
TOTAL REVENUE	$ 264,113	$ 232,590	$ 201,958

The following table reconciles the reportable segments direct and indirect operating expense to consolidated operating expense and real estate taxes for the years ending December 31, 2002, 2001 and 2000.

OPERATING EXPENSE RECONCILIATION

(in thousands)	YEAR ENDED DEC. 31		
	2002	2001	2000
CONSOLIDATED DIRECT OPERATING AND REAL ESTATE TAX EXPENSE	$ 79,663	$ 67,595	$ 60,899
CONSOLIDATED INDIRECT OPERATING AND LEASEHOLD EXPENSE	17,575	15,882	14,474
OTHER OPERATING EXPENSE	9,141	5,561	691
CONSOLIDATED OPERATING AND REAL ESTATE TAX EXPENSE	$ 106,379	$ 89,038	$ 76,064

The following table reconciles the reportable segments' NOI per the table above to consolidated net income for the years ending December 31, 2002, 2001 and 2000.

NET INCOME RECONCILIATION

(in thousands)	YEAR ENDED DEC. 31		
	2002	2001	2000
CONSOLIDATED NOI AFTER INDIRECT AND LEASEHOLD EXPENSE	$ 155,700	$ 142,885	$ 124,970
LOSS FROM OTHER REAL ESTATE INVESTMENTS	(1,396)	(3,271)	(3,420)
OTHER REVENUE	11,175	6,228	1,615
OTHER OPERATING EXPENSE	(9,141)	(5,561)	(691)
DEPRECIATION AND AMORTIZATION	(47,963)	(45,234)	(40,693)
INTEREST ON LOANS	(32,025)	(36,562)	(36,175)
GENERAL AND ADMINISTRATIVE	(11,195)	(11,770)	(4,911)
INTEREST INCOME AND OTHER	5,900	5,783	3,617
AMORTIZATION OF PARTICIPATION RIGHTS DISCOUNT	(4,824)	(16,876)	(11,262)
MINORITY INTEREST	(637)	(808)	(743)
INCOME TAX BENEFIT	314	1,545	—
EARLY EXTINGUISHMENT OF DEBT	1,724	(1,445)	—
NET INCOME	$ 67,632	$ 34,914	$ 32,307

OTHER COMMERCIAL COMMITMENTS AND CONTINGENT LIABILITIES

(dollars in thousands)		AMOUNT OF COMMITMENT EXPIRATION PER PERIOD			
	TOTAL AMOUNTS COMMITTED	2003	2004/ 2005	2006/ 2007	2008 AND BEYOND
JOINT VENTURE LOAN GUARANTEES	$ 15,097	$ 4,426	$ 8,971	$ 1,700	$ —
RESIDUAL LEASE GUARANTEES ON TAX RETENTION OPERATING LEASES	134,342		134,342		
DEVELOPMENT CONTRACT COMMITMENTS	316	316			
OTHER RELATED PARTY GUARANTEES	20,363		20,363		
CONTINGENT OBLIGATIONS UNDER EUROPEAN JOINT VENTURE	147,600	147,600	—	—	—
TOTALS	$ 317,718	$152,342	$163,676	$ 1,700	$ —

We are a defendant in litigation filed on June 17, 2002, in the Superior Court of California for Orange County styled as Gary Drake v. Shurgard Storage Centers, Inc. et al (Case No. 02CC00152). The complaint alleges that we misrepresent the size of our storage units, seeks class action status and seeks damages, injunctive relief and declaratory relief against us under California statutory and common law relating to consumer protection, unfair competition, fraud and deceit and negligent misrepresentation. We do not currently believe that the outcome of this litigation will have a material adverse effect on our financial position or results of operations. However, we cannot presently determine the potential total damages, if any, or the ultimate outcome of the litigation. We intend to vigorously defend this action.

We are a defendant in litigation filed on October 30, 2002, in the United States District Court for the Northern District of California styled as Patricia Scura et al. v. Shurgard Storage Centers, Inc. (Case No. C 02-5246-WDB). The complaint alleges that we required our hourly store employees to perform work before and after their scheduled work times and failed to pay overtime compensation for work performed before and after hours and during meal periods. The lawsuit seeks class action status and seeks damages, injunctive relief and a declaratory judgment against us under the federal Fair Labor Standards Act and California statutory wage and hour laws and laws relating to unlawful and unfair business practices. We do not currently believe that the outcome of this litigation will have a material adverse effect on our financial position or results of operations. However, we cannot presently determine the potential total damages, if any, or the ultimate outcome of the litigation. We intend to vigorously defend this action.

In addition, from time to time we are subject to various legal proceedings that arise in the ordinary course of business. Although we cannot predict the outcomes of these proceedings with certainty, we do not believe that the disposition of these matters and the matters discussed above will have a material adverse effect on our financial position, results of operations or cash flows.

NOTE W — SUBSEQUENT EVENTS

On March 11, 2003, we entered into an Agreement and Plan of Merger for the acquisition of five entities owning 18 self storage centers located in Minnesota and operated under the name of Minnesota Mini Storage. As consideration in the transaction, we will issue 3,050,000 shares of common stock at closing and have agreed to issue an additional 50,000 shares if the properties meet certain revenue targets prior to the end of 2005. The shares will be issued pursuant to a Form S-4 registration statement to be filed with the Securities and Exchange Commission. The transaction is subject to the approval of the entities' existing equity owners. In connection with the execution of the merger agreement, equity owners holding more than a majority of the voting securities of the entities have agreed to vote in favor of the transaction. We anticipate closing during the second quarter of 2003. The acquisition will be accounted for as a purchase in accordance with FASB 141.

On March 10, 2003, through our wholly owned subsidiary SSC Benelux, Inc, we entered into a Securities Purchase Agreement with SSC General Partners (Guernsey) Limited and SSC Partner (Gurnsey) Limited and Credit Suisse First Boston Europe (Limited) (collectively "CSFB") to acquire their equity interest in Shurgard Self Storage SCA ("Shurgard Europe"). The agreement provides that we will purchase CSFB's 10.6% ownership interest in Shurgard Europe for approximately 45 million Euro ($49.6 million at March 10, 2003). CSFB is one of four institutional joint venture partners who, together with us, our European operating partners and some Shurgard Europe employees, own Shurgard Europe. Under the existing joint venture agreement, the other partners have the opportunity to purchase their pro rata interest in the portion of CSFB's equity interest being sold to Shurgard on the same terms being offered to Shurgard.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Shurgard Storage Centers, Inc.
Seattle, Washington

We have audited the accompanying consolidated balance sheets of Shurgard Storage Centers, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Shurgard Storage Centers, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Seattle, Washington
February 21, 2003
(March 11, 2003 as to Note W)

COMPANY PROFILE

Shurgard Storage Centers, Inc. is one of the largest global owners and operators in the self storage industry with 562 properties under management as of December 31, 2002 in 22 states as well as Belgium, Denmark, France, the Netherlands, United Kingdom, and Sweden.

Of these storage centers, the company owns or leases, either directly or through joint ventures, 534 properties, representing approximately 34 million net rentable square feet.

With more than 1,200 employees, Shurgard is organized as a fully integrated real estate investment trust (REIT). This means that the company develops, acquires, owns, leases and manages its own storage centers.

Traded on the New York Stock Exchange under the ticker symbol "SHU," Shurgard first entered the storage business in 1972 through a predecessor company.

Shurgard's strategy is to be the global leader in the storage industry by delivering exceptional customer service at the highest quality, most convenient storage centers in the business.

SELECTED FINANCIAL DATA

The following selected consolidated financial data of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Form 10-K.

	(in thousands, except per share data)	AT OR FOR YEAR ENDED DEC. 31				
		2002	2001	2000	1999	1998 (1)
OPERATING DATA	TOTAL REVENUE	$ 264,113	$ 232,590	$ 201,958	$ 176,456	$ 161,960
	INCOME BEFORE EXTRAORDINARY ITEMS	$ 65,908	$ 36,359	$ 32,307	$ 37,677	$ 37,394
	INCOME BEFORE EXTRAORDINARY ITEMS PER COMMON SHARE:					
	BASIC	$ 1.47	$ 0.69	$ 0.80	$ 0.99	$ 1.14
	DILUTED	$ 1.45	$ 0.68	$ 0.79	$ 0.99	$ 1.14
	DISTRIBUTIONS PER COMMON SHARE:					
	ORDINARY INCOME	$ 1.92	$ 1.74	$ 1.73	$ 1.91	$ 1.80
	CAPITAL GAIN	0.08	0.07	—	0.05	0.01
	RETURN OF CAPITAL (2)	0.11	0.26	0.30	0.03	0.14
	TOTAL	$ 2.11	$ 2.07	$ 2.03	$ 1.99	$ 1.95
BALANCE SHEET DATA	TOTAL ASSETS	$1,420,176	$1,238,805	$1,230,242	$1,149,860	$1,151,996
	TOTAL BORROWINGS (2)	$ 607,834	$ 470,747	$ 595,524	$ 488,075	$ 450,786

(1) For the year 1998, the European operations were consolidated. Beginning in 1999, European operations are not consolidated but are reported under the equity method.
(2) Total borrowing includes participation rights liability net of discount (See Note H to our Consolidated Financial Statements).

SHURGARD DIRECTORS

ANNA KARIN ANDREWS
Vice President, Business Development and Information Technology, Northwest Hospital

CHARLES K. BARBO *(E)*
Chairman, President, and Chief Executive Officer, Shurgard Storage Centers, Inc.

HARRELL L. BECK
Senior Vice President, Chief Financial Officer, and Treasurer, Shurgard Storage Centers, Inc.

HOWARD P. BEHAR
President, Starbucks Coffee North America, Retired

GEORGE P. HUTCHINSON *(A,C,E,N)*
President, G. P. Hutchinson & Co.

RAYMOND A. JOHNSON *(C*,N)*
Co-Chairman, Nordstrom, Inc., Retired
Principal, RAJ Consulting, LLC

W. THOMAS PORTER *(A*,C,N)*
Executive Vice President, Seafirst Bank, Retired

WENDELL J. SMITH *(A,C,N)*
President, W.J.S. & Associates

A – Audit Committee C – Compensation Committee
E – European Investment Committee
N – Nominating and Corporate Governance Committee
** Committee Chair*

SHURGARD SENIOR MANAGEMENT

CHARLES K. BARBO
Chairman, President, and Chief Executive Officer

DAVID K. GRANT
Executive Vice President, Chairman Shurgard Europe

HARRELL L. BECK
Senior Vice President, Chief Financial Officer, and Treasurer

CHRISTINE M. McKAY
Senior Vice President, General Counsel, and Secretary

STEVEN K. TYLER
Senior Vice President, Operations

SUNIL K. DEWAN
Vice President, Business Development

ADRIENNE W. GEMPERLE
Vice President, Human Resources and Development

RONALD O. NEWHOUSE
Vice President, Real Estate Development

RICHARD G. S. ROBINSON
Vice President, Information Systems and Technology

KRISTIN H. STRED
Vice President, International Development

United States

ARIZONA
Phoenix
- Ahwatukee
- Arrowhead
- Chandler
- Colonnade
- Cooper Road
- Desert Sky
- Dobson Ranch
- Mesa
- Mill Avenue
- Phoenix
- Phoenix East
- Scottsdale
- Scottsdale Airpark
- Scottsdale North
- Shea
- Tempe
- Union Hills
- Val Vista
- Warner

Tucson
- Houghton Road
- Speedway
- Tanque Verde

CALIFORNIA
Los Angeles
- Bloomington
- Colton
- Culver City
- Fontana
- La Habra
- Ontario
- Palms
- Walnut
- West Covina
- Westwood
- Woodland Hills

Monterey
- Sand City

Orange County
- Aliso Viejo
- Costa Mesa
- Huntington Beach
- Irvine - Westpark
- Laguna Hills - Alicia Parkway
- Laguna Niguel - Cabot Road
- Orange
- San Juan Creek
- Santa Ana

Sacramento
- Sacramento

San Diego
- El Cajon
- Kearney-Balboa
- Rancho San Diego
- Solana Beach

San Francisco Bay Area
- Antioch
- Castro Valley
- Castro Valley Business Park
- Daly City
- Hayward
- Livermore
- Martinez
- Mountain View
- Newark
- Oakley
- Palo Alto
- Pinole
- Richmond - El Cerrito
- Rohnert Park
- San Francisco - Evans
- San Francisco - Van Ness
- San Jose - Blossom Valley
- San Jose - Capital Expressway
- San Jose - Vista Park
- San Leandro
- San Lorenzo
- South San Francisco
- Sunnyvale
- Tracy - East Larch Road
- Tracy - West Larch Road
- Union City
- Walnut Creek

COLORADO
Denver
- Golden - Lakewood
- Lakewood - Kipling & Hampden
- Littleton - Windermere
- Littleton - Windermere II
- Northglenn
- Tamarac
- Thornton

FLORIDA
Daytona Beach
- Daytona Beach

Ft. Lauderdale
- Davie
- Delray Beach
- Lauderhill
- Margate
- Oakland Park

Orlando
- Alafaya Trail
- Altamonte Springs - Central Parkway
- Apopka
- Colonialtown
- Deland
- Kirkman
- Kissimmee
- Lake Mary
- Lake Underhill
- Lakehurst
- Longwood - Lake Brantley
- Maitland
- McCoy
- Melbourne - Eau Gallie
- Oak Ridge
- Oviedo
- South Orange
- South Semoran
- University
- Vineland
- Waterford Lakes
- West Town
- Winter Park - Fairbanks Avenue
- Winter Springs - Red Bug

Ormond Beach
- Ormond Beach

Tampa/St. Petersburg
- Brandon
- Carrollwood
- Hyde Park
- Oldsmar
- Seminole
- West Waters

West Palm Beach
- Blue Heron
- Military Trail

GEORGIA
Atlanta
- Alpharetta - Jones Bridge
- Ansley Park
- Brookhaven
- Clairmont Road
- Decatur
- Dunwoody - Morgan Falls
- Forest Park
- Gwinnett
- Holcomb Bridge
- Lawrenceville
- Marietta - Sandy Plains
- Norcross
- Peachtree
- Perimeter
- Roswell
- Satellite Boulevard
- Stone Mountain
- Tucker

ILLINOIS
Chicago
- Alsip
- Berwyn
- Bolingbrook
- Bridgeview
- Calumet City - Dolton
- Chicago Heights
- Country Club Hills
- Fox Valley
- Hillside
- Lincolnwood
- Lisle
- Lombard
- Niles
- Oak Forest
- Palatine
- Rolling Meadows
- Schaumburg
- Schaumburg South
- Wheaton
- Willowbrook

INDIANA
Indianapolis
- Carmel
- Castleton
- College Park
- County Line
- Downtown Indianapolis
- Eagle Creek
- East 62nd Street
- East Washington
- Fishers - Allisonville Road
- Fishers - Geist
- Georgetown
- Glendale
- Speedway

KENTUCKY
Bowling Green
- Greenwood

MARYLAND
Annapolis
- Annapolis

Baltimore
- Reistertown

Frederick
- Frederick

Greater Washington, D.C.
- Clinton
- Gaithersburg
- Gambrills - Crofton
- Germantown
- Laurel
- Oxon Hill
- Silver Springs - Briggs Chaney
- Suitland

MICHIGAN
Ann Arbor
- Ann Arbor

Detroit
- Auburn Hills
- Canton
- Canton Township
- Clinton Township
- Flint East
- Flint South
- Fraser
- Livonia
- Madison Heights
- Mt. Clemens
- Plymouth
- Rochester - Utica
- Rochester Hills
- Southfield
- Sterling Heights
- Taylor
- Telegraph Road
- Troy - Maple
- Troy - Oakland Mall
- Walled Lake
- Warren
- Woodhaven

Grand Rapids
- Grand Rapids

Jackson
- Jackson

Lansing
- Lansing

MISSISSIPPI
Greater Memphis
- Southaven

NEW JERSEY
Camden
- Voorhees

Northern New Jersey
- Brick
- Marlboro
- Old Bridge

NEW YORK
Long Island
- Bethpage
- Commack
- Great Neck
- Hempstead
- Melville
- Nesconset

New York City
- Brooklyn - Gold Street
- Brooklyn - Utica
- Northern Boulevard
- Van Dam
- Yonkers

NORTH CAROLINA
Charlotte
- Albemarle
- Amity Court
- Arrowood
- Concord
- Eastland
- Matthews
- Matthews II
- Monroe
- North Tryon
- Park Road
- Pavilion - Highway 29
- Pineville
- Stallings
- Weddington
- Wilkinson Boulevard

Greensboro
- Cone Boulevard
- Randleman Road

Hickory
- Hickory

High Point
- High Point

Lexington
- Lexington

Raleigh
- Capital Boulevard
- Cary
- Clayton
- Creedmoor
- Garner
- Glenwood
- Morrisville
- Wake Forest

Rockingham
- Rockingham

Salisbury
- Salisbury

Winston-Salem
- Country Club Road
- Robinwood Lane
- Silas Creek Parkway

OKLAHOMA
Tulsa
- Riverside

OREGON
Portland
- Beaverton
- Beaverton - Allen Boulevard
- Beaverton - Denney Road
- Gresham
- Hillsboro
- Milwaukie
- Oregon City
- Portland
- Portland - 16th & Sandy
- Portland - Barbur Boulevard
- Portland - Division
- Sherwood
- Tigard

Salem
- Liberty Road
- Salem

PENNSYLVANIA
Philadelphia
- Airport
- Edgemont
- Oxford Valley
- Painters Crossing
- Valley Forge
- West Chester

SOUTH CAROLINA
Charleston
- Ashley River
- Summerville

Columbia
- Garners Ferry
- Sumter
- Sunset

Florence
- Florence

Fort Mill
- Ballantyne Landing

Greenville
- Greenville
- North Pleasantburg
- Woodruff Road

Rock Hill
- Dave Lyle
- Ebenezer Road

Spartanburg
- Spartanburg

TENNESSEE
Memphis
- Highway 64
- South Main
- Sycamore View
- Winchester
- Wolfchase

Nashville
- Franklin
- Hermitage
- Hickory Hollow
- Medical Center
- Murfreesboro Road
- Old Hickory Boulevard
- Rivergate
- Stones River

TEXAS
Austin
- Bee Caves Road
- Georgetown
- Lakeline
- North Austin
- Oak Hills
- Oltorf
- Round Rock
- Slaughter Lane

Dallas/Fort Worth
- Audelia
- Bedford
- Beltline Road
- Carrollton
- Cityplace
- East Lamar
- Forum 303
- Greenville
- Henderson Street
- Hurst
- Hurst - Grapevine (Highway 26)
- Irving
- Las Colinas
- Lewisville
- MacArthur Boulevard
- MacArthur Crossing
- Park Cities East
- Parker Road
- Preston Road
- South Cooper
- Southlake
- Valley Ranch

Houston
- Champions
- Cinco Ranch
- Federal Road
- Hillcroft
- Imperial Valley
- Kingwood
- Medical Center
- Mission Bend
- Missouri City - First Colony
- Missouri City - Olympia
- North Park
- Oak Farm Dairy
- River Oaks
- South Main
- Sugar Land
- T.C. Jester
- West University
- Westchase
- Westheimer
- Woodforest
- Woodlands

San Antonio
- Bandera Road
- Blanco Road
- Fredricksburg
- Helotes
- Henderson Pass
- Highway 78
- Hill Country Village
- Medical Center
- Nacodoches
- Quarry
- San Antonio NE
- Shavano Park
- Thousand Oaks
- Universal City
- Windcrest

VIRGINIA
Charlottesville
- Charlottesville

Newport News
- Newport News North
- Newport News South

Northern Virginia
- Alexandria - Fordson Road
- Alexandria - Old Towne
- Burke Center Business Park
- Burke Center
- Dale City
- Fairfax
- Fairfax - Burke
- Fairfax - Merrifield
- Falls Church
- Gainesville
- Herndon
- Leesburg
- Lorton - Telegraph Road
- Manassas
- McLean
- Potomac Mills
- Springfield - Fullerton
- Sterling - Cascades

Richmond
- Jefferson Davis Highway
- Midlothian Turnpike
- North Richmond
- Petersburg - Crater Road
- Petersburg - Temple Avenue

Virginia Beach
- Bayside
- Chesapeake
- Chesapeake - Cedar Road
- Holland Road
- Kempsville
- Laskin Road
- Princess Anne Road
- South Military Highway
- Virginia Beach

WASHINGTON
Arlington
- Smokey Point

Bellingham
- Bellingham

Bremerton
- Bremerton
- East Bremerton
- Port Orchard

Seattle/Tacoma
- Auburn
- Bellefield
- Bellevue
- Burien
- Burien II
- Canyon Park
- Capitol Hill
- East Lynnwood
- Edmonds
- Everett
- Factoria
- Factoria North
- Factoria Square
- Federal Way
- Fife
- Gig Harbor
- Highland Hill
- Issaquah
- Juanita
- Kennydale
- Kent
- Kent - 244th
- Kent - East Hill
- Lacey
- Lake City
- Lake Union
- Lakewood
- Lynnwood
- Maple Valley
- Mill Creek
- Parkland
- Pier 57
- Puyallup - Canyon Road
- Puyallup - South Hill
- Queen Anne/Magnolia
- Redmond
- Renton
- Sammamish
- Shoreline
- South Tacoma
- Southcenter
- Tacoma - Sprague
- Totem Lake
- University Village
- West Olympia
- West Seattle
- White Center
- Woodinville

Spokane
- North Spokane
- Spokane

Vancouver
- Hazel Dell
- Salmon Creek
- Vancouver Mall

Europe

BELGIUM
Antwerp
- Antwerp
- Aartselaar
- Merksem
- Linkeroever

Brussels
- Jette
- Machelen
- Molenbeek
- Overijse
- St. Pieters-Leeuw
- Vorst
- Waterloo
- Zaventem

East Flanders
- Gent

Leuven
- Leuven

Liège
- Liège

West Flanders
- Brugge
- Kortrijk

DENMARK
Copenhagen
- Hvidovre
- Ishøj

Middle Sealand
- Roskilde

Northern Sealand
- Hørsholm

FRANCE
Paris
- Asnières
- Ballainvilliers
- Buchelay
- Coignières
- Epinay sur Seine
- Fresnes
- Grigny
- Les Ulis - Courtaboeuf
- Nanterre
- Noisy Le Grand
- Osny - Cergy
- Paris - Gare de l'est
- Paris - Porte de Châtillon
- Pontault - Combault
- Port Marly
- Rosny-sous-Bois
- Sevran
- Thiais - Belle Epine

Provence-Alpes-Côte d'Azur
- La Seyne Sur Mer
- Marseille
- Nice
- Vitrolles

Rhônes-Alpes
- Lyon Gerland

NETHERLANDS
Brabant
- Breda
- Veldhoven

Gelderland
- Apeldoorn
- Ede
- Nijmegen

Limburg
- Kerkrade
- Maastricht

North Holland
- Amsterdam
- Diemen
- Heemstede
- Zaandam

South Holland
- Delft
- Den Haag
- Dordrecht - Amperestraat
- Dordrecht - Veerplat
- Rijswijk
- Rotterdam - Alexandrium
- Rotterdam - Spaanse Polder
- Rotterdam - Stationweg

Utrecht
- Amersfoort
- Nieuwegein
- Utrecht

SWEDEN
Göteborg
- Minelund
- Mölndal
- Västra Frölunda

Lund
- Lund

Malmö
- Lundavägen
- Ystadvägen

Södertälje
- Moraberg

Stockholm
- Årstaberg
- Danderyd
- Handen
- Högdalen
- Jakobsberg
- Kungens Kurva
- Rissne
- Sköndal
- Södermalm
- Solna
- Täby
- Upplands Väsby

Uppsala
- Uppsala

UNITED KINGDOM
London
- Croydon
- Ewell
- Greenford
- Hanworth
- Hayes
- Neasden
- Putney
- Ruislip
- Streatham

Reading
- Reading